HealthEquity®

2024
Annual
Report



Stephanie Larsen
Team Member since 2013

To our shareholders

We are a leader and an innovator in the high growth category of technology-enabled services platforms that empower consumers to make healthcare saving and spending decisions.

Ten years later, this introductory sentence of HealthEquity's IPO prospectus remains an apt summary of what we do and why we do it. Our mission is to save and improve the lives of healthcare consumers.

Fiscal year 2024 results confirm the merits of our approach. Team Purple welcomed nearly a million new Health Savings Account (HSA) members, roughly the number of our total HSA membership ten years ago. Our 8.7 million HSA members and more than $25 billion in HSA Assets at fiscal year-end made HealthEquity, once again, the largest HSA provider by share.[1] The number of our consumer-directed benefit accounts rose for the first time since the onset of COVID-19. Members, clients, and partners received HealthEquity's remarkable Purple service and education. To shareholders, Team Purple delivered prodigious margin expansion in conjunction with double-digit percentage revenue growth, helping HealthEquity reach nearly $1 billion in revenue while empowering healthcare consumers to make better saving and spending decisions.

Building on this success and our strength, we are focusing capital investment on our proprietary platform and its connectivity to clients and partners in the health benefits ecosystem. We are leveraging technology – cloud, data science, and application programming infrastructure (API) – to deliver remarkable experiences, deepen partnerships, and drive member outcomes. Opportunistic transactions such as BenefitWallet, expected to be the largest HSA portfolio transfer ever upon completion in fiscal 2025, further leverage our platform investments. We aim to continue market share capture and double-digit compound annual percentage revenue growth, while also doubling our non-GAAP net income per share over the next three years.

[1]Devenir Research 2023 Year-End HSA Market Statistics & Trends, March 26, 2024.
Copyright ©2024 HealthEquity, Inc. All rights reserved.



Stacie Saltzgiver
Team Member since 2020

HealthEquity understands what personal, portable health accounts like HSAs, when connected to the health benefits ecosystem, can do for consumers, employers and other health payers, and the broader healthcare system in the United States. We estimate that by 2030, the total number of HSAs could grow to 50 million from today's 37 million, HSA Assets could grow to $300 billion from today's $123 billion, and annual revenues of all firms in our market could grow to $10 billion from today's approximately $5 billion. HealthEquity's recent results, and over the past ten years as a public company, should give shareholders confidence in our ability to capture a significant share of this potential opportunity.

We and our more than 3,100 teammates across the United States are humbled by shareholder support for HealthEquity's mission over the past ten years and grateful to those joining or continuing the journey with us.

Stephen D. Neeleman, M.D.
Founder, Vice Chairman and Director

Jon Kessler
President, Chief Executive Officer
and Director

Copyright ©2024 HealthEquity, Inc. All rights reserved.



Darek Easterly
Team Member since 2015



Revenue



Adjusted EBITDA



HSAs



HSA Assets



Total Accounts

200+
Network Partners

#1
HSA Provider

Copyright ©2024 HealthEquity, Inc. All rights reserved.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2024
OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from   to
Commission File Number: 001-36568

HEALTHEQUITY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2383166**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

15 West Scenic Pointe Drive
Suite 100
Draper, Utah 84020
(801) 727-1000
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol**	**Name of each exchange on which registered**
Common stock, par value $0.0001 per share	HQY	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None
.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer
Non-accelerated filer	Smaller reporting company
	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes   No

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant on July 31, 2023, based on the closing price of $67.94 for shares of the registrant's common stock as reported by the NASDAQ Global Select Market was approximately $5.1 billion. For purposes of determining whether a stockholder was an affiliate of the registrant at July 31, 2023, the registrant assumed that a stockholder was an affiliate of the registrant at July 31, 2023 if such stockholder (i) beneficially owned 10% or more of the registrant's capital stock, as determined based on public filings, and/or (ii) was an executive officer or director, or was affiliated with an executive officer or director of the registrant, at July 31, 2023. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 13, 2024, there were 86,158,631 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant's definitive proxy statement related to its 2024 annual meeting of stockholders (the "2024 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2024 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

HealthEquity, Inc. and subsidiaries
Form 10-K annual report

Table of contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements that involve risks and uncertainties, including in the sections entitled "Business," "Risk factors," and "Management's discussion and analysis of financial condition and results of operations." Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include, without limitation, statements regarding our industry, business strategy, plans, goals, and expectations concerning our markets and market position, future operations, expenses and other results of operations, margins, profitability, tax rates, capital expenditures, liquidity and capital resources, and other financial and operating information. When used in this discussion, the words "may," "believes," "intends," "seeks," "anticipates," "plans," "estimates," "expects," "should," "assumes," "continues," "could," "will," "future," and the negative of these or similar terms and phrases are intended to identify forward-looking statements in this report.

Forward-looking statements reflect our current expectations regarding future events, results or outcomes. These expectations may or may not be realized. Although we believe the expectations reflected in the forward-looking statements are reasonable, we can give you no assurance these expectations will prove to be correct. Some of these expectations may be based upon assumptions, data or judgments that prove to be incorrect. Actual events, results and outcomes may differ materially from our expectations due to a variety of known and unknown risks, uncertainties, and other factors. Although it is not possible to identify all of these risks and factors, they include, among others, the risks identified in Item 1A. Risk factors.

Unless the context otherwise indicates or requires, the terms "we," "our," "us," "HealthEquity," and the "Company," as used in this Annual Report on Form 10-K, refer to HealthEquity, Inc. and its subsidiaries as a combined entity, except where otherwise stated or where it is clear that the terms mean only HealthEquity, Inc. exclusive of its subsidiaries.

Part I

Item 1. Business

Company overview

We are a leader and an innovator in providing technology-enabled services that empower consumers to make healthcare saving and spending decisions. We use our innovative technology to manage consumers' tax-advantaged health savings accounts ("HSAs") and other consumer-directed benefits ("CDBs") offered by employers, including flexible spending accounts and health reimbursement arrangements ("FSAs" and "HRAs"), and to administer Consolidated Omnibus Budget Reconciliation Act ("COBRA"), commuter and other benefits. As part of our services, we provide consumers with payment processing services, personalized benefit information, the ability to earn wellness incentives, and investment advice to grow their tax-advantaged healthcare savings. We believe the shift to greater consumer responsibility for healthcare costs will require a significant portion of consumers under the age of 65 with private health insurance in the United States to use offerings such as ours.

The core of our offerings is the HSA, a financial account through which consumers spend and save long-term for healthcare expenses on a tax-advantaged basis. As of January 31, 2024, we administered 8.7 million HSAs, with balances totaling $25.2 billion, which we call HSA Assets, as well as 7.0 million complementary CDBs. We refer to the aggregate number of HSAs and other CDBs that we administer as Total Accounts, of which we had 15.7 million as of January 31, 2024.

We reach consumers primarily through relationships with their employers, which we call Clients. We reach Clients primarily through relationships with benefits brokers and advisors, integrated partnerships with a network of health plans, benefits administrators, benefits brokers and consultants, and retirement plan recordkeepers, which we call Network Partners, and a sales force that calls on Clients directly. As of January 31, 2024, our platforms were integrated with more than 200 Network Partners.

We have increased our share of the growing HSA market from 4% in December 2010 to 20% as of June 2023, measured by HSA Assets. According to Devenir, as of June 2023, we were the largest HSA provider by both accounts and HSA Assets. In addition, we believe we are the largest provider of other CDBs. We seek to differentiate ourselves through our service-driven culture, product breadth, ecosystem connectivity, and proprietary technology. Our proprietary technology allows us to help consumers optimize the value of their HSAs and other CDBs and gain confidence and skills in managing their healthcare costs as part of their financial security.

Our ability to assist consumers is enhanced by our capacity to securely share data in both directions with others in the health, benefits, and retirement ecosystems. Our commuter benefits offering also leverages connectivity to an ecosystem of mass transit, ride hailing, and parking providers.

Our business model provides strong visibility into our future operating performance, with the vast majority of our accounts opened before the start of our fiscal year.

We earn revenue primarily from three sources: service, custodial, and interchange. We earn service revenue mainly from fees paid by our Network Partners, Clients, and members for the administration services we provide in connection with the HSAs and other CDBs we offer. We earn custodial revenue primarily from HSA cash held by our federally insured bank and credit union partners, which we collectively call our Depository Partners, HSA cash held by our insurance company partners, and Client-held funds deposited with our Depository Partners. We earn interchange revenue mainly from fees paid by merchants on payments that our members make using our physical payment cards and on our virtual payment system. See "Key components of our results of operations" for additional information on our sources of revenue.

Recent acquisitions

Luum acquisition. In March 2021, we bolstered our commuter offering by acquiring 100% of the outstanding capital stock of Fort Effect Corp, d/b/a Luum (the "Luum Acquisition"). The aggregate purchase price for the acquisition consisted of $56.2 million in cash. Luum provides employers with various commuter services, including access to real-time commute data, to help them design and implement flexible return-to-office and hybrid-workplace strategies and benefits.

Fifth Third Bank HSA portfolio acquisition. In September 2021, we acquired the Fifth Third Bank, National Association ("Fifth Third") HSA portfolio, which consisted of $490.0 million of HSA Assets held in approximately 160,000 HSAs in exchange for a purchase price of $60.8 million in cash.

Further acquisition. In November 2021, we acquired the Further business (other than Further's voluntary employee beneficiary association business), a leading provider of HSA and other CDB administration services, with approximately 580,000 HSAs and $1.9 billion of HSA Assets, for $455 million in cash (the "Further Acquisition").

HealthSavings HSA portfolio acquisition. In March 2022, we acquired the Health Savings Administrators, L.L.C. ("HealthSavings") HSA portfolio, which consisted of $1.3 billion of HSA Assets held in approximately 87,000 HSAs in exchange for a purchase price of $60 million in cash.

BenefitWallet HSA portfolio acquisition. In September 2023, we entered into an agreement to acquire the BenefitWallet HSA portfolio from Conduent Business Services, LLC, for a purchase price of $425.0 million and reimbursement of up to $20.0 million of Conduent's transfer-related expenses. In addition, we expect to incur approximately $7.0 million of transaction costs associated with the acquisition. The agreement contemplates a transfer of approximately 665,000 customer accounts and their approximately $2.8 billion of HSA Assets and includes a mechanism to adjust the purchase price based on the amount of HSA Assets actually transferred. The transfer is expected to close in multiple tranches during the first half of fiscal 2025, subject to the satisfaction of certain customary closing conditions. We expect to pay approximately 50% of the purchase price and associated costs using cash on hand, with the remainder paid using our revolving credit facility with the actual percentages to be determined in connection with the payment for each tranche. On March 7, 2024, the first of the three HSA Asset transfers occurred, with approximately 266,000 HSAs and $1.1 billion of HSA Assets transferring to HealthEquity's custody. In connection with this transfer, HealthEquity paid the applicable purchase price of $163.9 million using cash on hand.

Our products and services

Health savings accounts. The Medicare Modernization Act of 2003 created HSAs, a tax-exempt trust or custodial account managed by a custodian that is a bank, an insurance company, or a non-bank custodian specifically authorized by the Internal Revenue Service, or IRS, as meeting certain ownership, capitalization, expertise, and governance requirements. We are an IRS-approved non-bank custodian of our members' HSAs, designated to serve as both a passive and non-passive non-bank custodian of HSAs.

To be eligible to contribute to an HSA, an individual must be covered under a high deductible healthcare plan, or HDHP, have no additional health coverage, not be enrolled in Medicare, and not be claimed as a dependent on someone else's tax return. HSAs have several tax-advantaged benefits, which we call the "triple tax savings": (1) individuals can claim a tax deduction for contributions they make to their HSAs, and contributions that their employers make to their HSAs may be excluded from their gross income for purposes of federal and most state income and employment tax; (2) the interest or earnings on the assets in the account, including reinvestment, accumulate without being subject to tax; and (3) distributions may be tax free if they are used to pay qualified medical expenses. There is no requirement to provide receipts to us to substantiate HSA distributions to members, whether made through our payment card or directly from our online HSA platform. Additionally, taxable distributions other than for qualified medical expenses are permitted without penalty (although subject to income tax) after age 65. Balances remain in the account until used, *i.e.*, there is no "use or lose" requirement. An HSA is owned by the account holder; it remains the account holder's property upon a change of employment, health plan or retirement.

Investment platform and advisory services. We offer an investment platform and access to an online-only automated investment advisory service to all of our members whose account balances exceed a stated threshold. These services are entirely elective to the member. The advisory service is delivered through a web-based tool, Advisor, which is offered and managed by HealthEquity Advisors, LLC, our SEC-registered investment adviser subsidiary. HealthEquity Advisors, LLC provides investment advice to its clients exclusively through the Advisor tool on an interactive website. Members who utilize our investment platform or subscribe for Advisor services pay asset-based fees, subject to a monthly fee cap, which include the cost of the advisory service and all other expenses associated with transactions made through these online tools.

Advisor provides investment education guidance and management, including maintaining HSA cash (liquidity) in amounts directed by the member, targeting risk appropriate portfolio diversification, and mutual fund selection.

We offer investors access to three levels of service:

- *Self-driven:* For members who do not subscribe for Advisor, we provide an investment platform to invest HSA balances. Neither we nor Advisor provides advice to members in respect of investments among funds on the platform;
- *GPS powered by HealthEquity Advisors, LLC:* Advisor provides guidance and advice, but the member makes the final investment decisions and implements portfolio allocation and investment advice through the HealthEquity platform; and

- *AutoPilot powered by HealthEquity Advisors, LLC:* Advisor manages the account and implements portfolio allocation and investment advice automatically for the member.

Regardless of the level of service selected, members are responsible for their proportionate share of fees and expenses payable by the underlying mutual funds and other investment vehicles in which they invest.

Healthcare flexible spending accounts. Healthcare FSAs are employer-sponsored CDBs that enable employees to set aside pre-tax dollars to pay for eligible healthcare expenses that are not generally covered by insurance, such as co-pays, deductibles and over-the-counter medical products, as well as vision expenses, orthodontia, and medical devices. Healthcare FSAs can be customized by employers so they have the freedom to determine what eligible expenses may be reimbursed under these arrangements. Our employer Clients also realize payroll tax (i.e., FICA and Medicare) savings on the pre-tax contributions made by their employees.

The IRS imposes a limit, indexed to inflation, on pre-tax dollar employee contributions made to healthcare FSAs. The IRS also allows a carryover of up to 20% of the indexed contribution limit that does not count against or otherwise affect the indexed salary reduction limit applicable to each plan year. Employers are able to contribute additional amounts in excess of this statutory limit and may choose to do so in an effort to mitigate the impact of rising healthcare costs on their employees.

Dependent care flexible spending accounts. We also administer FSA programs for dependent care plans. These plans allow employees to set aside pre-tax dollars to pay for eligible dependent care expenses, which typically include child care or day care expenses but may also include expenses incurred from adult and elder care. Current laws and regulations impose a statutory limit on the amount of pre-tax dollars employees can contribute to dependent care FSAs with no carryover allowed. Like healthcare FSAs, employers can also contribute funds to employees' dependent care FSAs; however, these are subject to the statutory annual limit on total contributions. As with healthcare FSAs, employers realize payroll tax savings on the pre-tax dependent care FSA contributions made by their employees.

HealthEquity administers the United States Office of Personnel Management's ("OPM") Federal Flexible Spending Account Program ("FSAFEDS"). This relationship provides eligible federal government employees access to our advanced technology platforms and premium service capabilities.

Health reimbursement arrangements. Under HRAs, employers provide their employees with a specified amount of reimbursement funds that are available to help employees defray their out-of-pocket healthcare expenses, such as deductibles, co-insurance and co-payments. HRAs may only be funded by employers and there is no limitation on how much employers may contribute; however, similar to other CDBs that are funded with pre-tax dollars, employers are required to establish the programs in such a way as to prevent discrimination in favor of highly compensated employees. HRAs must either be considered an excepted benefit (for example, a dental-only HRA or a vision-only HRA), a retiree HRA or be integrated with another group health plan. HRAs can be customized by employers so employers have the freedom to determine what expenses are eligible for reimbursement under these arrangements. At the end of the plan year, employers have the option to allow all or a portion of the unused funds to roll over and accumulate year-to-year if not spent. All amounts paid by employers into HRAs are deductible for tax purposes by the employer and tax-free to the employee.

COBRA. We offer federal COBRA and state continuation services to employer clients to meet the employer's obligation to make available continuation of coverage for participants who are no longer eligible for the employer's COBRA covered benefits, which include medical, dental, vision, HRAs, and certain healthcare FSAs. COBRA requires employers to make health coverage available for qualified beneficiaries for a period of up to 36 months post-termination. As part of our COBRA program, we offer a direct billing service where former employee participants pay us directly as opposed to their employers for coverage they elect to continue. We handle the accounting and customer services for such terminated employees, as well as interfacing with the carrier regarding the employees' eligibility for participation in the COBRA program.

Commuter programs. We administer pre-tax commuter benefit programs. Employers are permitted to provide employees with commuter benefits including qualified transit (which includes vanpooling) and parking. The maximum monthly federal (and sometimes state) tax free exclusion is indexed for inflation.

Our Luum technology platform provides employers with various commuter services, including access to real-time commute data, to help them design and implement flexible return-to-office and hybrid-workplace strategies and benefits.

Our competitive landscape

Our direct competitors are HSA custodians and other CDB providers. Many of these are state or federally chartered banks and other financial institutions for which we believe benefits administration services are not a core business. Some of our direct competitors (including healthcare service companies such as UnitedHealth Group's Optum, Webster Bank, and well-known retail investment companies, such as Fidelity Investments) are in a position to devote more resources to the development, sale and support of their products and services than we have at our disposal. Our CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks. In addition, numerous indirect competitors, including benefits administration service providers, partner with banks and other HSA custodians to compete with us. Our Network Partners and ecosystem partners may also choose to offer competitive services directly, as some health plans have done. Our success depends on our ability to predict and react quickly to these and other industry and competitive dynamics.

Our competitive strengths and strategy

We believe we are well-positioned to benefit from the transformation of the healthcare benefits market. Our technology platforms are aligned with a healthcare environment that rewards consumer engagement and fosters an integrated consumer experience.

Market leadership. We have established a leadership position in the HSA industry through our focus on innovation and differentiated capabilities. Our leadership position is evidenced by the increase in our market share (measured by HSA Assets), from 4% in December 2010 to 20% in June 2023, as reported in the June 2023 Devenir HSA Research Report, which indicates we are the largest HSA custodian measured by both accounts and HSA Assets.

Differentiated consumer experience. We have designed our solution and support services to deliver a differentiated consumer experience, which is a function of our culture and technology. We believe this provides an advantage relative to legacy competitors.

- *Culture:* We seek to provide remarkable experiences for our members, Clients and Network Partners through what we call our "Purple" service. We believe our Purple culture is a significant factor in our ability to attract and retain customers and to address opportunities in the rapidly changing healthcare sector.

- *Technology:* We believe our technology helps us drive member outcomes and deliver on our commitment to provide Purple service. We tailor the content of our technology platforms and the guidance of our experts to be timely, personal, and relevant to each member. For example, our technology generates health savings strategies that are delivered to our members when they interact with our platforms or contact us.

- *Customer service and education:* As a key part of our strategy and commitment to provide Purple service, our team members work directly with our Network Partners, Clients, and members to engage with consumers, educating them about the benefits of our HSAs and our other products and providing personalized guidance. We employ individuals who provide real-time assistance to our members via telephone, email, or chat.

Bundled solution for HSAs and complementary CDBs. We are a market-share leader in each of the major categories of complementary CDBs, including FSAs and HRAs, COBRA and commuter benefits administration. Our Clients and their benefits advisors increasingly seek HSA providers that can deliver an integrated offering of HSAs and complementary CDBs. We believe that our ability to provide a combination of HSA and complementary CDB offerings significantly strengthens our value proposition to employers, health benefits brokers and consultants, and Network Partners as a leading single-source provider.

Large and diversified channel access. We believe our differentiated distribution platforms provide a competitive advantage by efficiently enabling us to reach a growing consumer market. Our solution is built on a business-to-business-to-consumer, or B2B2C, channel strategy, whereby we work with Network Partners and Clients to reach consumers in addition to marketing our services to these potential members directly. Reaching the consumer is critical in order for us to increase the number of our HSA members. Health plan Network Partners have been, and continue to be, a key channel through which we gain access to Clients and members.

We work directly with our Network Partners and Clients to reach the consumer in various ways. Our Network Partners collectively employ thousands of sales representatives and account managers who promote both the health plan and administrator partner's health insurance products, such as HDHPs, and our products and services. Our Clients collectively employ thousands of human resources professionals who are tasked with explaining the benefits of our HSAs to their employees. Our sales and account management teams work with and train the sales representatives and account management teams of our Network Partners and the human resource professionals of our Clients on the benefits of enrolling in, contributing to, and saving and spending through our HSAs, and our Network Partners and Clients then convey these benefits to prospective members. As a result of this collaboration, we develop relationships with each member who enrolls in an HSA with us. This personalized engagement with our members constitutes our B2B2C channel strategy.

Proprietary and integrated technology solution. We have a proprietary cloud-based technology solution, which we believe is differentiated in the marketplace for the key reasons described below. We are currently investing in a significant modernization of our proprietary technology platforms to support new opportunities and enhance security, privacy and platform infrastructure, while maintaining existing applications, features, and services.

- *Complete solution for managing consumer healthcare saving and spending:* We believe our technology platforms drive member outcomes by enabling our members to use this technology based on their own needs and desires. For example, our members utilize our HSA platform to evaluate and pay healthcare bills through the member portal, which allows members to pay their healthcare providers, receive reimbursements and learn of savings opportunities for prescription drugs. Members also utilize the platform's mobile app to view and pay claims on-the-go, including uploading medical and insurance documentation to the platform with their mobile phone cameras.

- *Purpose-built technology:* Our technology solution was designed specifically to serve the needs of our members, Network Partners, other ecosystem partners and our Clients. We believe our technology enables us to both provide remarkable experiences and drive member outcomes by providing greater functionality and flexibility than the technologies used by our competitors, many of which were originally developed for banking, benefits administration or retirement services. We believe we are one of few providers with a solution that encompasses all of the core functionality of healthcare saving and spending in one integrated, secure, and compliant system, including custodial administration of individual savings and investment accounts, card and electronic funds transaction processing, benefits enrollment and eligibility, electronic and paper medical claims processing, medical bill presentment, tax-advantaged reimbursement account and health incentive administration, HSA trust administration, online investment advice, and sophisticated analytics.

- *Data integration:* Our technology solution allows us to integrate data from disparate sources, which enables us to seamlessly incorporate personal health information and individually tailored strategies into the consumer experience. We utilize application programming interfaces (APIs) to integrate with health plans, pharmacy benefit managers, employers, and other benefits provider systems. A key part of our strategy is to integrate into our partners' ecosystems, rather than requiring them to conform to ours, as many of our partners' systems rely on custom data models, non-standard formats, complex business rules, and security protocols that are difficult or expensive to change. We believe that this integration will enable us to deepen our partnerships with our Network Partners and other ecosystem partners.

- *Configurability:* Our flexible technology solution enables us to create a unique solution for each of our Network Partners. For example, a HealthEquity team member can configure product attributes, including integration with a partner's chosen healthcare price transparency or wellness tools, single sign on, sales and broker support sites, branding, member communication, custom fulfillment and payment card, savings options and interest rates, fees, and investment choices.

- *Innovation:* We continue to invest in technology solutions to meet the evolving needs of our Network Partners, Clients and members. Our current innovation efforts include, among others, increasing member and client self-service capabilities, developing APIs, driving electronic communication rather than paper, increasing straight-through processing, improving overall process times utilizing both traditional robotic process automation, and increasingly through artificial intelligence ("AI") tools, leveraging stacked cards, and mobile wallet.

Scalable operating model. We believe that our model is scalable because our services are accessed primarily through our cloud-based technology platforms. After initial on-boarding and a period of education, our service costs for any given customer typically decline over time. Our opportunity to earn high-margin revenue from existing HSA members grows over time because as our HSA members' balances grow, our custodial revenue and recordkeeping and advisory service revenues are increased without equivalent incremental cost to us.

Enhanced Rates.   We partner with large, highly rated insurance company partners to hold, through group annuity contracts or other similar arrangements, HSA cash. We refer to this as our Enhanced Rates offering. Enhanced Rates is our default HSA cash offering, and a significant portion of new HSA cash is placed in Enhanced Rates. An increase in the percentage of HSA cash held in our Enhanced Rates offering positively impacts our custodial revenue, as we generally receive a higher yield on HSA cash held by our insurance company partners compared to cash held by our Depository Partners. In addition, increased participation in our Enhances Rates offering reduces our exposure to short-term fluctuations in prevailing interest rates because contract repricing occurs gradually, at approximately 10% per year. The percentage of HSA cash held in our Enhanced Rates offering has increased, and we expect that it will continue to increase. Beginning in the fiscal year ending January 31, 2025, as our Basic Rates contracts expire, the HSA cash held in those Basic Rates contracts will transition to Enhanced Rates contracts, subject to our members retaining the right to keep their HSA cash in Basic Rates.

Strong retention rates.   Retention of our HSA members has been strong over time. Individually owned trust accounts, including HSAs, have inherently high switching costs, as switching requires a certain amount of effort on the part of the account holder and may result in closure fees. We believe that our retention rates are also high due to our HSA platform's integration with the broader healthcare system used by our HSA members and our customer engagement and focus on the consumer experience.

Selective acquisition strategy.   We have historically acquired HSA portfolios and businesses that strengthen our service offerings. We expect to continue this growth strategy, including through the BenefitWallet HSA portfolio acquisition, and are regularly engaged in evaluating different opportunities. We have developed an internal capability to source, evaluate, and integrate acquisitions that have created value for stockholders. We believe the nature of our competitive landscape provides significant acquisition opportunities. Many of our competitors view their HSA businesses as non-core functions. We believe they may look to divest these assets and, in certain cases, be limited from making acquisitions due to depository capital requirements.

Our technology

Technology platforms.   We provide multiple cloud-based platforms, accessed by our members online via a desktop or mobile device, through which our members can make health saving and spending decisions, pay healthcare bills, receive personalized benefit information, earn wellness incentives, grow their savings, and make investment choices. The platforms provide users with access to services we provide as well as services provided by third parties selected by us or by our Network Partners. Our delivery model for these platforms eliminates the need for our Clients to install and maintain hardware and software in order to support HSA and other CDB programs and enables us to rapidly implement product enhancements across our entire user base.

Among other features, our HSA platform includes the capability to present to users medical bills upon adjudication by a health plan, including details such as the amount paid by insurance, specific nature of the medical service provided, and diagnostic code. Users of our HSA platform can pay these bills from an account of ours or from any bank account, online, via a mobile device, or using our payment card. All users of our HSA platform gain access to our healthcare consumer specialists, available every hour of every day, via a toll-free telephone number or email. Our specialists can assist users with such tasks as optimizing the use of tax-advantaged accounts to reduce medical spending or selecting from among medical plans offered by an employer or health plan.

Our commuter platform provides Clients with various commuter services, including access to real-time commute data, to help Clients design and implement flexible return-to-office and hybrid-workplace strategies and benefits.

We are working to phase out a technology platform that we acquired in the Further Acquisition, which requires us to migrate the associated Clients to one of our other technology platforms.

For a description of our cybersecurity risk management framework for our technology platforms, see Item 1C. Cybersecurity.

Cloud-based solution.   Our proprietary technology is deployed as a cloud-based solution that is accessible to customers online and through our mobile app. We utilize a multi-tenant architecture that allows changes made for one Network Partner to be extended to all others. This architecture provides operating leverage by reducing costs and improving efficiencies, enabling us to maximize the utilization of our infrastructure capacity with a reduction in required maintenance. We are increasing investment in our technology and communications systems to support new opportunities and enhance security, privacy, and platform infrastructure.

Our solution is delivered via cloud-based services and hosted in third-party data centers or on a virtual private cloud with an ability to scale on demand. This allows us to quickly support our current and projected growth. We utilize regional cloud failover and multiple redundant third-party data centers to ensure continuous access and data availability. The data centers are purpose-built facilities for hosting mission critical systems with multiple built-in redundancy layers to minimize service disruptions and meet industry-standard measures.

Government regulation

Our business is subject to extensive, complex, and rapidly changing federal and state laws and regulations.

IRS regulations

We are subject to applicable IRS regulations, which lay the foundation for tax savings and eligible expenses under the HSAs, HRAs, tax-advantaged commuter benefits, and FSAs we administer. The IRS issues guidance regarding these regulations regularly. In addition, we are subject to conflict of interest and other prohibited transaction rules that are enforced through excise taxes under the Internal Revenue Code. Although the excise taxes are enforced by the IRS, the underlying rules are promulgated by the Department of Labor.

In February 2006, HealthEquity, Inc. received designation by the U.S. Department of Treasury to act as a passive non-bank custodian, which allows HealthEquity, Inc. to custody HSA Assets for individual account holders. In July 2017, HealthEquity, Inc. received designation by the U.S. Department of Treasury to act as both a passive and non-passive non-bank custodian, which allows HealthEquity, Inc. to custody HSA Assets for individual account holders and use discretion to direct investment of such assets held. As a passive and non-passive non-bank custodian, the Company must maintain net worth (assets minus liabilities) greater than 2% of passive custodial funds held at each fiscal year-end and 4% of the non-passive custodial funds held at each fiscal year-end in order to take on additional custodial assets. As of January 31, 2024, the Company's year-end for trust and tax purposes, the net worth of the Company exceeded the required thresholds.

Privacy and data security regulations

In the provision of HSA custodial services and directed third-party administration services for FSAs and HRAs, we are subject to the Financial Services Modernization Act of 1999 (Gramm-Leach-Bliley Act or GLBA), the Health Insurance Portability and Accountability Act of 1996 (HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act), and similar state laws.

GLBA imposes financial privacy and security requirements on financial institutions that relate to the collection, storage, use, and disclosure of an account holder's nonpublic personal information. Nonpublic personal information includes information that is collected or generated in the course of offering a financial product or service. For example, nonpublic personal information includes information submitted by a prospective account holder in an application, an account holder's name and contact information, and transaction information. Because part of our business is the administration of financial products such as HSAs, we are required under the Consumer Financial Protection Bureau's financial privacy rule under GLBA to send a notice of our privacy practices to account holders and to comply with restrictions on the disclosure of nonpublic personal information to non-affiliated third parties. We are also required under GLBA to establish reasonable administrative, technical, and physical safeguards to protect the security, confidentiality, and integrity of nonpublic personal information pursuant to the Federal Trade Commission's safeguards rule. Violations of GLBA can result in civil and criminal penalties.

HIPAA covered entities and their business associates are required to adhere to HIPAA privacy and security standards. Covered entities include most healthcare providers, health plans, and healthcare clearinghouses. Because we perform services (such as FSA services) for covered entities that include processing protected health information, we are a business associate and subject to HIPAA. The two rules that most significantly affect our business are: (i) the Standards for Privacy of Individually Identifiable Health Information, or the Privacy Rule; and (ii) the Security Standards for the Protection of Electronic Protected Health Information, or the Security Rule. The Privacy Rule restricts the use and disclosure of protected health information and requires us to safeguard that information and provide certain rights to individuals with respect to that information. The Security Rule establishes requirements for safeguarding protected health information transmitted or stored electronically. Both civil and criminal penalties apply for violating HIPAA, which may be enforced by both the Department of Health and Human Services' Office for Civil Rights and state attorneys general. Violations of HIPAA may also subject us to contractual remedies under the terms of business associate agreements with covered entities.

Various states also have laws and regulations that impose additional restrictions on our collection, storage, use, and disclosure of personal information. Privacy regulation in particular has become a priority issue in many states and with the Federal government. For example, the California Consumer Privacy Act ("CCPA") protects certain privacy rights of California consumers and requires companies, such as ours, that process information on California residents, to make disclosures to consumers about their data collection, use, and sharing practices, and allows consumers to opt out of certain data sharing with third parties and provides a private right of action for data breaches. The CCPA does not generally apply to data subject to GLBA or HIPAA. We expect further privacy requirements to be applicable to us as a result of additional recently passed, and likely upcoming, state privacy laws similar to CCPA, which may expand consumers' rights with respect to their personal information. Several of these laws do not apply to entities or data subject to GLBA. The Federal government is also considering legislative and regulatory proposals concerning privacy, data protection, and cybersecurity, which may require us to implement and maintain additional operational or compliance measures.

ERISA

Our private-sector clients' FSAs, HRAs, COBRA continuation insurance, and other account-based retirement plans are covered by the Employee Retirement Income Security Act of 1974, as amended, or ERISA, which governs "employee benefits plans." Title I of ERISA does not generally apply to HSAs. ERISA generally imposes extensive reporting requirements on employers, as well as an obligation to provide various disclosures to covered employees and beneficiaries; and employers and third-party administrators that have authority or discretion over management, administration, or investment of plan assets are subject to fiduciary responsibility under ERISA. ERISA's requirements affect our FSAs, HRAs, and COBRA administration businesses. The Department of Labor can bring enforcement actions or assess penalties against employers, investment advisers, administrators, and other service providers for failing to comply with ERISA's requirements. Participants and beneficiaries may also file lawsuits against employers, investment advisers, administrators, and other service providers under ERISA.

Department of Labor

The Department of Labor, or the DOL, regulates plans that are subject to ERISA, including health FSAs, HRAs, and 401(k) and other retirement plans, as well as COBRA administration. The DOL also issues guidance related to fiduciary responsibility and prohibited transactions under ERISA and the Internal Revenue Code that affect administration of HSAs (as well as health FSAs, HRAs, and retirement plans).

The DOL issues regulations, technical releases, and other guidance that apply to employee benefit plans, tax-favored savings arrangements (including HSAs) and COBRA administration, generally. In addition, in response to a request by an individual or an organization, the DOL's Employee Benefits Security Administration may issue an advisory opinion that interprets and applies ERISA and/or corresponding prohibited transaction rules under the Internal Revenue Code to a specific situation, including issues related to consumer-centric healthcare accounts and retirement plans.

Healthcare reform

In March 2010, the federal government enacted significant reforms to healthcare benefits through the Affordable Care Act. The legislation amended various provisions in many federal laws, including the Internal Revenue Code and ERISA. The reforms included new excise taxes that incentivize employers to provide health benefits (including HSA-compatible benefits) to all full-time employees and new coverage mandates for health plans. The rules directly affect health FSAs and HRAs and have an indirect effect on HSAs. Further changes to the Affordable Care Act and related healthcare regulation remain under consideration, including "Medicare for all" plans.

Investment Advisers Act of 1940

Our subsidiary HealthEquity Advisors, LLC is an SEC-registered investment adviser that provides web-only automated investment advisory services to members. As an SEC-registered investment adviser, it must comply with the requirements of the Investment Advisers Act of 1940, or the Advisers Act, and related Securities and Exchange Commission, or SEC, regulations and is subject to periodic inspections by the SEC staff. Such requirements relate to, among other things, fiduciary duties to clients, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions limitations on agency cross and principal transactions between the adviser and its clients, and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations. Failure to comply with the Advisers Act or other federal and state securities and regulations could result in investigations, sanctions, profit disgorgement, fines or other similar consequences.

Intellectual property

Intellectual property is important to our success. We rely on trademarks and other forms of intellectual property rights and measures, including trade secrets, know-how and other unpatented proprietary processes, and nondisclosure agreements, to maintain and protect proprietary aspects of our products and technologies. We require our team members and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our team members and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Geographic areas

Our sole geographic market is the U.S.

Human capital

HealthEquity is comprised of people dedicated to empowering consumers to spend, save, and invest for healthcare by delivering Purple service. We believe that our culture is a key differentiator that drives the success of our company through, among other things, attracting and retaining top talent.

Our board of directors and its committees provide oversight on certain human capital matters. The Talent, Compensation and Culture Committee of our board of directors acts on behalf of the board to review and determine executive compensation plans, policies, and programs; oversee the Company's culture and related strategies, programs, and risks; and oversee the Company's talent management, development, and retention efforts, including with respect to diversity and inclusion.

As of January 31, 2024, we had 3,126 full-time team members and 24 part-time team members. As of January 31, 2024, our team members had the following demographic characteristics:

	Executive Leadership Team (1)	All Other People Leaders	All Other HealthEquity Team Members (2)
Women	31 %	59 %	66 %
Men	69 %	41 %	33 %
Under age 30	0 %	3 %	12 %
Between ages 30 and 50	60 %	67 %	60 %
Over age 50	40 %	30 %	28 %
People of color	18 %	26 %	37 %

(1) Our executive leadership team includes people in VP-level positions and above.

(2) Gender was not specified by 1% of team members included in this column.

Diversity, equity, and inclusion ("DE&I")

To reach our goals, we seek to create an environment that attracts, sustains, and fulfills our team members. That starts with building and maintaining a diverse, equitable, and inclusive culture.

At HealthEquity, we embrace diversity as a strength. We recognize the power of diverse workplaces to produce innovative ideas and foster a productive work environment.

The Created Equal Council, our DE&I initiative, is comprised of HealthEquity team members who identify opportunities, guide solutions, and hold the Company accountable in the integration of DE&I practices. The Council is charged with researching, developing, and proposing mechanisms that will help create a supportive, positive, and inclusive work environment for all team members. The Council has representatives from key stakeholder teams, including People and Legal.

Talent acquisition and team member development

Our People team seeks to attract, hire, and develop qualified candidates and team members.

HealthEquity has taken, and continues to take, steps to strengthen our talent:

- To improve the candidate experience and increase our focus on inclusive hiring practices, we created hiring committees within each department. These hiring committees have been trained on, and employ, a competency-based structured interviewing framework.

- HealthEquity maintains its focus on DE&I across all departments and hierarchies by signing the Parity Pledge. We committed to interviewing a diverse candidate for every Director-level position and above.

- We developed a Talent Partnership Program with our Employee Resource Groups (ERGs). Started in 2023, each ERG has a dedicated Talent partner who is responsible for sharing talent acquisition news and opportunities.

- We continued an early career internship program, offering 22 positions across two key areas: corporate business functions and technology. To foster diversity and inclusion, we established partnerships with prominent schools classified as Historically Black Colleges and Universities (HBCUs) and Hispanic Serving Institutions (HSIs) in regions where our presence is strongest.

- We built a library of resources for our "Grow Your Career" series with the Talent Partner and Talent Operations teams. This includes guides on how to write resumes, create a social media presence, and prepare for interviews to support team member development.

- We run the Temporary On-Project Specialist (TOPS) program, which allows Member Service Specialists to experience working in other areas of the business. Selected individuals are able to support areas that need help while gaining experience that can assist with their personal and professional goals.

- We are implementing a leadership development program to improve team member engagement and productivity.

Pay equity

Pay equity is a crucial metric in assessing diversity and equal opportunity at HealthEquity. We strive to provide a consistent and fair remuneration strategy for all team members through our Total Rewards package. This package includes:

- Base salary
- Incentive/bonus pay
- Stock-based compensation
- 401(k) with company matching
- Health benefits

The Total Rewards philosophy underlying this package is intended to promote fairness and simplicity so that team members and people leaders understand the goals and the outcomes. We strive to administer the Total Rewards package consistently, equitably, and free of discrimination as follows:

- Maintaining competitive pay by reviewing market data annually
- Rewarding team members based on their abilities, competencies, experience, and performance levels
- Effectively communicating our Total Rewards policies and practices
- Complying with all applicable federal, state, and local laws and requirements

Team member engagement

We also consider team member engagement an important metric of our organizational health. We regularly seek team member feedback and measure engagement, previously through the Net Promoter Score℠, or NPS®, survey, which was performed twice a year. As our Company continues to mature, we have shifted to measuring team member engagement three times per year through a survey which contains three engagement key performance indicators (KPIs) that we believe provide a comprehensive measure of team member engagement. The KPIs are designed to determine whether our team members recommend HealthEquity as a great place to work, whether their work gives them a sense of accomplishment, and whether they are motivated to go above and beyond in their work.

As of January 31, 2024, our team member engagement score was 80.7% favorable, 11.7% neutral, and 7.6% unfavorable, based on a participation rate of 89%. We believe that our team member engagement impacts our ability to retain our team members. For the year ended January 31, 2024, our total team member turnover was 14.4% and our voluntary turnover was 8.4%.

NPS® is a registered trademark of Bain & Company, Inc., Satmetrix Systems, Inc., and Fred Reichheld. Net Promoter Score℠ is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc., and Fred Reichheld.

Corporate information

HealthEquity, Inc. was incorporated as a Delaware corporation on September 18, 2002. Our principal business office is located at 15 W. Scenic Pointe Dr., Ste. 100, Draper, Utah 84020. Our website address is www.healthequity.com. We do not incorporate the information contained on, or accessible through, our corporate website into this Annual Report on Form 10-K, and you should not consider it to be part of this report.

Where you can find additional information

Our website is located at www.healthequity.com, and our investor relations website is located at ir.healthequity.com. Information on our website is not incorporated into this report. Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, on our investor relations website as soon as reasonably practicable after we file such material electronically with or furnish it to the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A. Risk factors

You should carefully consider the risks described below together with the other information set forth in this Annual Report on Form 10-K. If any of the risks described below are realized, our business, financial condition, results of operations, and prospects could be materially and adversely affected. The risks described below are not the only risks facing our company. Risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition, and operating results.

Risks relating to our business and industry

Any diminution in, elimination of, or change in the availability of tax benefits for HSAs and other CDBs would materially adversely affect us.

Substantially all of our revenue is earned from tax-advantaged HSAs and other CDBs. The efforts of governmental and third-party payers to raise revenue or contain or reduce healthcare or other costs could include restructuring the tax benefits available through HSAs and other CDBs, which may adversely affect our business, operating results, and financial condition. For example, the federal government or states may seek to raise revenues by enacting tax laws that eliminate the tax deductions available to individuals who contribute to HSAs. We cannot predict if any new tax reforms will ultimately become law, or if enacted, what their terms or the regulations promulgated pursuant to such reforms will be. If the laws or regulations are changed to limit or eliminate the tax benefits available through these accounts, such a change would have a material adverse effect on our business.

Failure to adequately place and safeguard HSA cash and Client-held funds, or the failure of any of our depository or insurance company partners, could materially and adversely affect our business, financial condition and results of operations.

As a non-bank custodian, we rely on our federally insured custodial Depository Partners and our insurance company partners to hold HSA cash that we custody. The portion of HSA cash held by our insurance company partners is increasing with the increased adoption of our Enhanced Rates program. The HSA cash held through our insurance company partners is not federally insured, and our members bear the risk of loss with respect to either the failure of the insurance company partner holding their HSA cash or the breach by the insurance company partner of its obligations to guarantee principal or pay interest thereon. In addition, we deposit Client-held funds with our Depository Partners in interest-bearing demand deposit accounts, and for certain Clients these amounts exceed maximum federal deposit insurance levels.

If any material adverse event were to affect one of our Depository Partners or our insurance company partners, including a significant decline in its financial condition, a decline in the quality of its service, loss of deposits, its inability to comply with applicable banking, insurance or other regulatory requirements, systems failure or its inability to return principal or pay interest thereon, our business, financial condition and results of operations could be materially and adversely affected. In addition, in the event of such a failure of, or breach by, one of our insurance company partners, the HSA cash held through that insurance company partner would be at risk and no assurance can be given that our contractual arrangements with that insurance company partner would be sufficient for our members to fully recover their HSA cash, which would in turn result in reputational and financial harm to the Company.

In addition, certain of our insurance company partners have commitments to us with respect to the interest rates paid; however, some of these commitments are conditional upon certain market events and/or satisfaction of our obligations to the partner. A reduction of the interest rate payable, or a requirement that we post collateral in lieu of any such reduction, could have a material and adverse impact on our business, financial condition and results of operations.

Failure to adequately manage the liquidity of the custodial assets held by our Depository Partners and insurance company partners could materially and adversely affect our business, financial condition, and results of operations.

Certain of our arrangements with our depository and insurance company partners require that we keep a minimum amount of HSA cash with such partner. If we fail to comply with those minimum HSA cash requirements, including as a result of withdrawals by our members, we may be subject to penalties payable to our partners or a reduction in the interest payable. Such penalties or reductions, if imposed, could have a material and adverse impact on our business, financial condition and results of operations, and we may not have sufficient capital on hand to pay such penalties.

Integration of our acquisitions may not be successful, and we may not realize the synergies anticipated from our acquisitions.

The success of our acquisitions depends in part on our ability to realize the anticipated business opportunities from combining the operations of the acquired businesses with our business in an efficient and effective manner. Integration of our acquisitions could take longer and be more costly than anticipated, and it could result in the loss of key team members, the disruption of our ongoing business and the acquired business, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with team members, Clients, Network Partners or other third parties, and could harm our financial performance. In addition, we may not realize the anticipated cost, revenue, and other synergies associated with successfully integrating our acquisitions.

Our management team and other team members continue to spend significant amounts of time on integration efforts relating to the Further Acquisition. Similar to the work completed to integrate the acquisition of WageWorks, as part of the Further Acquisition integration process we are working to migrate certain Clients and Network Partners to different technology platforms. In connection with the WageWorks technology platform migrations, we experienced the following challenges, all of which could also occur in connection with the Further technology platform migration:

- we experienced Client and Network Partner attrition when we were unable to meet Client or Network Partner expectations or technical requirements;

- certain Clients and Network Partners refused to cooperate with the platform migration process, resulting in delays to and additional costs associated with this process and the loss of certain of those Clients and Network Partners;

- we experienced Client and Network Partner dissatisfaction, which may have impaired our long-term relationships with impacted Clients and Network Partners; and

- we faced challenges in integrating the back-office systems and people associated with these technology platforms.

A decline in interest rate levels would reduce our ability to earn income on our HSA Assets and Client-held funds and to attract HSA contributions.

We partner with our depository and insurance company partners to hold our HSA Assets and other Client-held funds. We earn a significant portion of our consolidated revenue from fees we earn from our depository and insurance company partners, approximately 39%, 30%, and 25% during the fiscal years ended January 31, 2024, 2023, and 2022, respectively. A decline in prevailing interest rates has in the past and may again in the future negatively affect our business by reducing the yield we realize on our HSA Assets and other Client-held funds. In addition, if we do not offer competitive interest rates on HSA Assets, our members may choose another HSA custodian. Any such scenario could materially and adversely affect our business and results of operations.

A decline in the value of invested HSA Assets would adversely affect our results of operations.

If the value of the invested HSA Assets our members hold declines, whether due to market conditions or other factors, our fees, which are based on a percentage of the asset values, would be adversely affected, which would in turn negatively impact our results of operations.

If we are not successful in adapting to our rapidly evolving industry, our growth may be limited, and our business may be adversely affected.

The market for our products and services is subject to rapid and significant change and competition. The market for administration of HSAs and other CDBs is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs, existing competition, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to our rapidly evolving industry, industry consolidation, and the substantial resources available to our existing and potential competitors. In order to remain competitive, we are continually involved in a number of projects to develop new services or compete with these new market entrants. These projects carry risks, such as cost overruns, delays in delivery, performance problems, and lack of acceptance by our Clients, Network Partners and members.

Any diminution in the use of HSAs or other CDBs would materially adversely affect us.

We believe that many consumers are not familiar with, or do not fully appreciate, the tax-advantaged benefits of HSAs and other CDBs. Our success depends on the willingness of consumers to increase their use of HSAs and other CDBs, our ability to increase engagement, and our ability to demonstrate the value of our services to our existing and potential Clients, Network Partners and members.

If our members do not fully use their HSAs or CDBs, if employers reduce or cease to offer HSAs or other CDB programs, if the rate of adoption of these accounts decreases, if existing Clients, Network Partners and members do not recognize or acknowledge the benefits of our services or we do not drive engagement, then the market for our services might decline or develop more slowly than we expect, which could adversely affect our operating results.

We may be unable to compete effectively against our current and future competitors.

The market for our products and services is highly competitive. We view our competition in terms of direct and indirect competitors. Our direct HSA competitors are HSA custodians and administrators that include state or federally chartered banks, such as Webster Bank and Optum Bank, insurance companies, well-known retail investment companies, such as Fidelity Investments, and non-bank custodians approved by the U.S. Treasury. We also have numerous indirect HSA administration competitors, including benefits administrators and health plans, that license technology platforms and partner with other HSA custodians to provide "white label" HSA offerings. Our other CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks, and these competitors have entered, and others may also enter, the HSA market or expand existing HSA offerings to compete with us.

An increased focus on HSA-favorable healthcare regulatory reforms may create renewed interest and investment by our competitors in their HSA offerings and lead to greater competition, which could make it harder for us to maintain our growth trajectory. This risk would be compounded if legal requirements or administrative rules are interpreted in a way that makes compliance more onerous for us than for our competitors.

If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could materially adversely affect our ability to compete effectively. Our competitors have and may continue to establish or strengthen cooperative relationships with our current or future Network Partners or other strategic partners, thereby limiting our ability to promote our solution with these parties. We have seen an increase in Network Partners that have decided to offer HSAs or other CDBs directly to their customers, and a continuation of this trend would significantly reduce our channel partner opportunities and result in account attrition.

Well-known retail mutual fund companies, such as Fidelity Investments, have entered the HSA and CDB business and gained significant market share. Our market share could decline if Fidelity and other mutual fund companies continue expanding their presence in the market. These investment companies have significant advantages over us in terms of brand name recognition, years of experience managing tax-advantaged retirement accounts (e.g., 401(k) and IRA), highly developed recordkeeping, trust functions, and fund advisory and customer relations management, among others. If we are unable to compete effectively with these mutual fund company competitors, our results of operations, financial condition, business, and prospects could be materially adversely affected.

Many of our competitors, in particular banks, insurance companies, and other financial institutions, have longer operating histories and significantly greater financial, technical, marketing, and other resources than we have. As a result, some of these competitors are in a position to devote greater resources to the development, promotion, sale, and support of their products and services and have offered, or may in the future offer, a wider range of products and services that are increasingly desired by potential customers, and they have also used advertising and marketing strategies (including loss-leaders) that achieve broader brand recognition or acceptance.

Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing customers or a reduction in the fees we earn from our products and services.

Developments in the rapidly changing healthcare industry could adversely affect our business.

Substantially all of our revenue is derived from healthcare-related saving and spending by consumers, which could be affected by changes affecting the broader healthcare industry, including decreased spending in the industry overall. General reductions in expenditures by healthcare industry participants could result from, among other things:

- government regulation or private initiatives that affect the manner in which healthcare industry participants interact with consumers and the general public;
- consolidation of healthcare industry participants;
- reductions in governmental funding for healthcare; and
- adverse changes in general business or economic conditions affecting healthcare industry participants.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that we serve now or in the future. The healthcare industry has changed significantly in recent years, and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. There is no assurance that the demand for our products and services will continue to exist at current levels or that we will have adequate technical, financial, and marketing resources to react to changes in the healthcare industry.

If our members do not continue to utilize our payment cards, our results of operations, business, and prospects would be materially adversely affected.

We derived 16%, 17%, and 17% of our total revenue during the fiscal years ended January 31, 2024, 2023, and 2022, respectively, from interchange fees that are paid to us when our customers utilize our payment cards. These fees represent a percentage of the expenses transacted on each card. For example, the COVID-19 pandemic had a materially adverse impact on the interchange fees generated due to decreased usage of our payment cards in our commuter product and in healthcare spending. If our customers do not use these payment cards at the rate we expect, if they elect to withdraw funds using a non-revenue generating mechanism such as direct reimbursement, if the impacts of societal changes arising out of the COVID-19 pandemic continue, or if other alternatives to these payment cards develop, our results of operations, business, and prospects would be materially adversely affected.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our reputation, results of operations and financial condition.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. Any failure to execute on our internal controls and continue to maintain effective internal controls, to timely implement any necessary additional improvement to our internal controls or to effect remediation of any future material weakness or significant deficiency could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our reputation, results of operations, or financial condition.

Management reviews and updates our systems of internal controls and procedures, as appropriate. Any system of controls is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our reputation, results of operations and financial condition.

Data security, technological, and intellectual property risks

Cyber-attacks, including ransomware attacks, or other privacy or data security incidents could materially adversely impact our business.

Our proprietary technology platforms enable the exchange of, and access to, sensitive information, and, as a result, we are frequently the target of cyber-attacks or other privacy or data security incidents. As one of the largest providers of HSAs and other CDBs, we are an attractive target for cyber-attacks, including ransomware attacks, which means we must continue to secure and monitor each of our technology platforms, making sure these platforms are aligned to our industry benchmark security posture. In addition, geopolitical events, including the war between Russia and Ukraine, have resulted in, and may continue to result in, an increase in cyber-attacks.

Substantially all of our workforce works remotely. This remote work environment increases the risk of cybersecurity breaches and incidents, and the potential impact of these on our operations is also higher while our team members log in to our network remotely.

Our ability to ensure the security of our technology platforms and thus sensitive customer and partner information is critical to our operations. We rely on standard Internet and other security systems to provide the security and authentication necessary to effect secure transmission of data. Despite our security measures, our information technology and infrastructure are vulnerable to cybersecurity threats, including attacks by hackers and other malfeasance. Such security breaches could compromise our networks, or those of third-party service providers on which we rely, and result in the information stored or transmitted there to be accessed, modified or used in an unauthorized manner, publicly disclosed, lost, or stolen. Such access, use, disclosure, or other loss of information could result in regulatory scrutiny, legal claims or proceedings leading to liability, including under laws that protect the privacy of personal information, disrupt our operations and the services we provide to our Clients, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, operations, and competitive position.

Security breaches, including a major breach of our network security and systems, could result in serious negative consequences for our business, including the loss of sensitive information, theft or loss of actual funds, litigation, indemnity obligations to our Clients, fines, penalties and other liabilities, including under laws that protect the privacy of personal information, disrupt our operations and the services we provide to our members, Clients and Network Partners. Such breaches could damage our reputation, and cause a loss of confidence in our products and services, reducing demand and resulting in an unwillingness of members, Clients, Network Partners and other data owners to provide us with their payment information or personal information, and otherwise harm our brand. Furthermore, if third parties improperly obtain and use the personal information of our members, we may be required to expend significant resources to resolve these problems. While we have security measures in place, we have experienced data privacy incidents in the past, including several incidents in 2018. As a result, or if our security measures are breached again or unauthorized access to data is otherwise obtained as a result of third-party action, team member error or otherwise, our reputation could be significantly damaged, our business may suffer and we could incur substantial liability, which could result in loss of sales, Clients and Network Partners.

Because techniques used to obtain unauthorized access to or sabotage systems change frequently and such novel techniques may not be identified until they are launched against a target, we may be unable to anticipate, or to implement adequate preventative measures to address, these techniques. Any or all of these issues could negatively impact our ability to attract new, or increase engagement by, members, Clients and Network Partners, and subject us to third-party lawsuits, regulatory fines, contractual liability, and other action or liability, thereby harming our operating results or financial condition.

Fraudulent and other illegal activity involving our products and services could lead to financial and reputational damage to us and reduce the use and acceptance of our products and services.

Criminals are using increasingly sophisticated methods to capture personal information in order to engage in illegal activities such as counterfeiting and identity theft. Even if we can secure our systems against these activities, we are vulnerable through third parties. We rely upon third parties for certain services, such as some transaction processing services and data feeds, which subjects us to risks related to the vulnerabilities of those third parties. For example, we are exposed to risks relating to the theft of payment card numbers housed in a merchant's point of sale systems if our members use our payment cards at a merchant whose systems are compromised. We may make our members whole for losses sustained when using our payment cards, even in instances where we are not directly responsible for the underlying cause of such loss. A single significant incident of fraud, or increases in the overall level of fraud, involving our payment cards, our custodial accounts or our reimbursement administration services, could result in financial and reputational damage to us, which could reduce the use and acceptance of our products and services, or cause our Clients, members and Network Partners to cease doing business with us.

We rely on software licensed from third parties that may be difficult to replace or that could cause errors or failures of our technology platforms that could lead to lost customers or harm to our reputation.

We rely on certain cloud-based software licensed from third parties to run our business. This software may experience outages, may not continue to be available to us on commercially reasonable terms and any loss of the right to use any of this software could result in, among others, delays in producing our financial statements, risks to our security environment, or the provisioning of our products and services until equivalent technology is either developed by us, or, if available, identified, obtained, and integrated into our systems and processes, which would likely take a significant amount of time and harm our business. In addition, we have service level agreements with certain of our Clients and Network Partners for which the availability of this software is critical. Any decrease in the availability of our service as a result of errors, defects, a disruption or failure of our licensed software may require us to provide significant fee credits or refunds to our customers. Our software licensed from third parties is also subject to change or upgrade, which may result in our incurring significant costs to implement such changes or upgrades.

Developing and implementing new and updated applications, features, and services for our technology platforms may be more difficult than expected, may take longer and cost more than expected, or may result in the platforms not operating as expected.

Attracting and retaining new Clients and Network Partners requires us to continue to improve the technology underlying our proprietary technology platforms and requires our technology to operate as expected. In addition, potential Clients and Network Partners are increasingly seeking a bundled solution, encompassing a wide range of features. We are currently investing in a significant modernization of our proprietary technology platforms to support new opportunities and enhance security, privacy and platform infrastructure, while maintaining existing applications, features, and services. If we are unable to do so on a timely basis or if we are unable to implement this modernization without disruption to our existing applications, features and services, or if we encounter technical obstacles that result in the technology not operating properly, we may lose potential and existing Clients and Network Partners. We rely on a combination of internal development, strategic relationships, licensing, and acquisitions to develop our content offerings, products and services. These efforts may:

- cost more than expected;
- take longer than originally expected to develop or implement;
- require more testing than originally anticipated;
- require significant cost to address or resolve technical defects or obstacles;
- require additional advertising and marketing costs; and
- require the acquisition of additional personnel and other resources.

The revenue opportunities earned from these efforts may fail to justify the effort or resources spent. In addition, material performance problems, defects or errors in our existing or new software may occur in the future, which may harm our operating results.

New products and services, including those incorporating or utilizing AI and machine learning may raise technological, security, legal and other risks and challenges related to, among other items, the use of personal information in such AI systems, flaws in our models or training datasets that may result in biased or inaccurate results or other unanticipated outcomes, ethical considerations regarding AI, potential infringement of third-party intellectual property rights, and our ability to safely deploy and implement governance and controls for AI systems. Realization of these risks could negatively impact our reputation, the demand for our products and services, our financial condition and results of operations, and otherwise draw adverse regulatory scrutiny.

Any disruption of service at our facilities, our third-party data centers, or our cloud service providers could interrupt or delay our customers' access to our products and services.

The ability of our team members, members, Network Partners, and Clients to access our technology platforms is critical to our business. We cannot ensure that the measures we have taken to enable access to our technology platforms will be effective to prevent or minimize interruptions to our operations. Our technology platforms are hosted by third-party data centers, and we increasingly rely on third-party cloud service providers to support our technology platforms. Our facilities, our third-party data centers, and our cloud service providers are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

- extended power loss;
- telecommunications failures from multiple telecommunications providers;
- natural disaster or an act of terrorism;
- software and hardware errors, or failures in our own systems or in other systems;
- network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;
- theft and vandalism of equipment; and
- actions or events caused by or related to third parties.

We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24/7/365 system activity monitoring, backup and recovery procedures, use of a secure storage facility for backup media, separate production and test systems, and change management and system security measures, but our precautions may not protect against all potential problems. Our data recovery centers are equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support our technology platforms in the event of the interruption of services at our data centers. Even with these data recovery centers, our operations would be interrupted during the transition process should our primary data center experience a failure. Disruptions at our data centers could cause disruptions to our technology platforms and data loss or corruption. We have experienced interruptions and delays in service and availability for data centers, and bandwidth and other technology issues in the past. Frequent or persistent system failures that result in the unavailability of our technology platforms or slower response times could reduce our members', Clients' and Network Partners' ability to access our technology platforms, impair the delivery of our products and services, and harm the perception of our platforms as reliable, trustworthy, and consistent. Any future errors, failure, interruptions or delays experienced in connection with these third-party technologies could delay access to our products by members, Clients and Network Partners, which would harm our business. This could damage our reputation, subject us to potential liability or costs related to defending against claims or cause our members, Clients and Network Partners to cease doing business with us, any of which could negatively impact our financial results.

Our technology platforms may link to or utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Our technology platforms may incorporate software covered by open source licenses. The terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unfavorable conditions on us. For example, by the terms of certain open source licenses, we could be required to offer our technology platforms that incorporate the open source software for no cost, that we make publicly available source code for modifications or derivative works that we created based upon, incorporating or using the open source software, and/or that we license such modifications or derivative works under the terms of the particular open source license. If portions of our proprietary software are determined to be subject to an open source license, then the value of our technologies and services could be reduced.

In addition to risks related to license requirements, usage of open source software may be riskier than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open source software cannot be eliminated and could negatively affect our business.

Legal and regulatory risks

The healthcare regulatory and political framework is uncertain and evolving, and we cannot predict the effect that further healthcare reform and other changes in government programs may have on our business, financial condition, or results of operations.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, which could adversely affect our financial condition and results of operations. In addition, proposals to implement a single payer or "Medicare for all" system in the U.S. or in individual states, if adopted, could have a material adverse effect on our business. The full impact of healthcare reform and other changes in the healthcare industry and in healthcare spending is unknown. Accordingly, we are unable to predict what effect healthcare reform measures will have on our business.

Changes in applicable federal and state laws relating to HSAs and other CDBs could materially adversely affect our business.

HSAs and other CDBs exist as a result of provisions in the Internal Revenue Code and other laws and regulations. Changes to the regulatory landscape impacting our products require substantial time and costs for us to ensure our products are compliant. For example, regulatory changes related to our FSA and COBRA products enacted in the wake of the COVID-19 pandemic created uncertainty and additional workload on our team members and resulted in additional costs. In addition, federal or state governments could impose laws that limit the eligibility requirements for our products, which could limit our ability to grow or cause us to lose existing members, or such governments could change the eligibility requirements we must meet to maintain the licenses we need to offer our products. We cannot predict if any new reforms will ultimately become law, or if enacted, what their terms or the regulations promulgated pursuant to such reforms will be, and such reforms could have a material adverse effect on our business.

We are subject to privacy regulations, including regarding the access, use, and disclosure of personally identifiable information. If we or any of our third-party service providers experience a privacy breach, it could result in substantial financial and reputational harm, including possible criminal and civil penalties.

State and federal laws and regulations govern the collection, dissemination, access, and use of personally identifiable information, including HIPAA and the Health Information Technology for Economic and Clinical Health Act ("HITECH"), which govern protected health information, and the Gramm-Leach-Bliley Act, which governs nonpublic personal information. In the provision of services, we and our third-party service providers collect, access, use, maintain, and transmit personally identifiable information in ways that are subject to these laws and regulations. Although we have implemented measures to comply with these privacy and data protection laws and regulations, we have experienced data privacy incidents in the past, though none have materially impacted our operations or financial condition. Any further unauthorized disclosure of personally identifiable information experienced by us or our third-party service providers that process such information on our behalf could result in substantial financial and reputational harm to us, including possible criminal and civil penalties. In situations where we are subject to HIPAA and HITECH, in which we are a business associate providing services to covered entities, the covered entities direct HIPAA compliance matters in the event of a security breach, which complicates our ability to address harm caused by the breach. Additionally, as we have in connection with prior security incidents, we may be required to notify impacted individuals, plan sponsors, and regulatory authorities depending on the severity of the breach, our role, legal requirements, and contractual obligations.

Privacy and data protection regulation have become priority issues in many states, and as such the regulatory environment is continually changing. For example, the CCPA provides a private right of action for data breaches. Additional privacy requirements are expected as new state and federal privacy laws are enacted.

Continued compliance with current and potential new privacy and data protection laws and regulations, and meeting expectations with respect to the control of personal data in a rapidly changing technology environment, could result in higher compliance and technology costs for us, as well as costly penalties in the event we are deemed to not be in compliance with such laws and regulations.

Legislative, regulatory, and legal developments involving taxes could adversely affect our results of operations and cash flows.

We are subject to U.S. federal and state income, payroll, property, sales and use, and other types of taxes in numerous jurisdictions. Significant judgment is required in determining our provisions for income taxes. Changes in tax rates, enactments of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities could result in substantially higher taxes.

We do not collect sales and use taxes in all jurisdictions in which our customers are located, other than from sales of certain commuter services, based on our belief that such taxes are generally not applicable to our services. Sales and use tax laws and rates vary by jurisdiction and such laws are subject to interpretation. In those jurisdictions and in those cases where we do believe sales taxes are applicable, we collect and file timely sales tax returns. Currently, such sales taxes apply to certain commuter services, but otherwise are minimal to the rest of our services. Jurisdictions in which we do not collect sales and use taxes may assert that such taxes are applicable, which could result in the assessment of such taxes, interest, and penalties, and we could be required to collect such taxes in the future. Such additional sales and use tax liability could adversely affect the results of our operations.

Changes in laws and regulations relating to interchange fees on payment card transactions could adversely affect our revenue and results of operations.

Existing laws and regulations limit the fees or interchange rates that can be charged on payment card transactions. For example, the Federal Reserve Board has the power to regulate payment card interchange fees and has issued a rule setting a cap on the interchange fee an issuer can receive from a single payment card transaction. Our HSA-linked payment cards are exempt from this rule, although we are subject to a general requirement of reasonable compensation for services rendered. To the extent that our payment cards lose their exempt status, the interchange rates applicable to transactions involving our payment cards could be impacted, which could have a material adverse effect on our financial condition and results of operations.

Failure to comply with, or changes in, payment card industry, credit card association or other network rules or standards set by Visa or MasterCard, or changes in card association and debit network fees or products or interchange rates, could materially adversely affect us.

We, and the banks that issue our prepaid debit cards, are subject to Payment Card Industry Data Security Standards and Visa and MasterCard association rules that could subject us to a variety of fines or penalties that may be levied by the card associations or networks for acts or omissions by us or businesses that work with us, including card processors. Failure to comply with these rules and standards could result in significant fines, other penalties, or the termination of our interchange revenue agreements. The termination of the card association registrations held by us or any of the banks that issue our cards, or any changes in card association or other debit network rules or standards, including interpretation and implementation of existing rules, participants deciding to use PIN networks, standards or guidance that increase the cost of doing business or limit our ability to provide our products and services, or limit our ability to receive interchange fees, could have a material adverse effect on our results of operations, financial condition, business, and prospects. In addition, from time-to-time, card associations increase the organization or processing fees that they charge, which could increase our operating expenses, reduce our profit margin and materially adversely affect our results of operations, financial condition, business, and prospects.

We are subject to complex regulation, and any compliance failures or regulatory action could adversely affect our business.

Our business, including HSAs and many of the CDBs we administer and our investment adviser and trust company subsidiaries, is subject to extensive, complex, and frequently changing federal and state laws and regulations, including IRS, Health and Human Services ("HHS"), and Department of Labor ("DOL") regulations; ERISA, HIPAA, HITECH, and other privacy and data security regulations; the Advisers Act; state banking laws; state third-party administrator laws; the Patient Protection and Affordable Care Act; and developing regulation regimes for the use of AI.

Our subsidiary HealthEquity Advisors, LLC is an SEC-registered investment adviser that provides automated web-only investment advisory services. As such, it must comply with the requirements of the Advisers Act and related SEC regulations and is subject to periodic inspections by the SEC staff. Such requirements relate to, among other things, fiduciary duties to clients, disclosure obligations, recordkeeping and reporting requirements, marketing restrictions, limitations on agency cross and principal transactions between the adviser and its clients, and general anti-fraud prohibitions. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Investment advisers also are subject to certain state securities laws and regulations.

Our subsidiary HealthEquity Trust Company is a non-depository trust company and subject to regulation and supervision by the Wyoming Division of Banking.

As we continue to innovate and improve our products and services by leveraging automated decision making, machine learning and AI, our business model may be affected by global trends and laws that regulate the use of these developing technologies. Such laws or regulations may restrict or impose burdensome and costly requirements on our ability to use AI and machine learning and also may impact our ability to use certain data for developing our products and services.

Compliance with regulatory requirements requires resources and takes significant time and effort. Any claim of non-compliance, regardless of merit or ultimate outcome, could subject us to investigation by the HHS, the DOL, the SEC, the Wyoming Division of Banking, or other regulatory authorities. This in turn could result in additional claims or class action litigation brought on behalf of our members, Clients or Network Partners, any of which could result in substantial cost to us and divert management's attention and other resources away from our operations. Furthermore, investor perceptions of us may suffer, and this could cause a decline in the market price of our common stock. Our compliance processes may not be sufficient to prevent assertions that we failed to comply with any applicable law, rule or regulation. In addition, all of our business is subject, to varying degrees, to fiduciary and other service provider obligations under ERISA, the Internal Revenue Code, and underlying regulations. A failure to comply could subject us to disgorgement of profits, excise taxes, civil penalties, private lawsuits, and other costs, including reputational harm.

If we are unable to meet or exceed the net worth test required by the IRS, we could be unable to maintain our non-bank custodian status.

As a non-bank custodian, we are required to comply with Treasury Regulations Section 1.408-2(e), including the net worth requirements set forth therein. If we should fail to comply with the Treasury Regulations' non-bank custodian requirements, including the net worth requirements, such failure would materially and adversely affect our ability to maintain our current custodial accounts and grow by adding additional custodial accounts, and it could result in the institution of procedures for the revocation of our authorization to operate as a non-bank custodian.

Risks relating to our service and culture

Any failure to offer high-quality customer support services could adversely affect our relationships with our members, Clients, and Network Partners and our operating results.

Our customers depend on our support and customer education organizations to educate them about, and resolve technical issues relating to, our products and services. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for education and support services. Increased customer demand for these services, without a corresponding increase in revenue, could increase costs and adversely affect our operating results. In addition, as substantially all of our team members in our support and customer education areas now work remotely, it is more difficult to train and manage these team members, which could adversely affect the service we provide.

Our sales process is highly dependent on the reputation of our products, services, and business and on positive recommendations from our existing customers. Further, we use third-party service providers for certain call centers and COBRA claims and transaction processing, including certain offshore service providers for member chat service, which service providers may not provide the same quality of support services for our Clients and members. Any failure to maintain high-quality education and technical support, or a market perception that we do not maintain high-quality education support, could adversely affect our reputation, our ability to sell our products and services to existing and prospective customers and our business and operating results. We promote 24/7/365 education and support along with our proprietary technology platforms. Interruptions or delays that inhibit our ability to meet that standard have in the past hurt our reputation and ability to attract and retain customers, and such interruptions or delays in the future would likely also do so.

We rely on our management team and team members and our business could be harmed if we are unable to retain qualified personnel.

Our success depends, in part, on the skills, working relationships and continued services of our executive leadership team and other key personnel. While we have entered into employment agreements with our executive officers, all of our team members are "at-will" employees, and their employment can be terminated by us or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable team members, in addition to salary and cash incentives, we provide equity-based awards that vest over time or based on performance. The value to team members of these awards will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other organizations. The departure of key personnel could adversely affect the conduct of our business. In such event, we would be required to hire other personnel to manage and operate our business, and there can be no assurance that we would be able to employ a suitable replacement for the departing individual, or that a replacement could be hired on terms that are favorable to us. Volatility or lack of performance in our stock price may affect our ability to attract replacements should key personnel depart.

Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel and other team members. For example, competition for qualified personnel in our field is intense due to the limited number of individuals who possess the skills and experience required by our industry. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New team members may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our retention efforts are not successful or our team member turnover rate increases in the future, our business, results of operations and financial condition could be materially and adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion, and focus on execution that we believe contribute to our success.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, including through the integration of team members joining us through our acquisitions, we have found it difficult to maintain these important aspects of our corporate culture. In addition, it is difficult to instill our culture in our now predominantly remote workforce. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Risks relating to our partners and service providers

If our Network Partners choose to partner with other providers of, or otherwise reduce offering or cease to offer, our products and services, our business could be materially and adversely affected.

Our business increasingly depends on our Network Partners' willingness to partner with us to offer their customers and/or employees our products and services. In particular, certain of our Network Partners enjoy significant market share in various geographic regions. In other geographies, we have multiple Network Partners that compete against each other for the same business, which at times results in our inability to bid for certain business or in us upsetting a Network Partner that we choose not to partner with in a certain bid or that expects us to bid exclusively with them. If these Network Partners choose to instead partner with our competitors, or otherwise reduce offering, or cease to offer, our products and services, our results of operations, business, and prospects could be materially adversely affected.

A change in relationship with any of our bank identification number sponsors, or the failure by these sponsors to comply with certain banking regulations, could materially and adversely affect our business.

We rely on a limited number of bank identification number ("BIN") sponsors in relation to the payment cards we issue. A BIN sponsor is a bank or credit union that provides the BIN that allows a prepaid card program to run on one of the major card brand networks (e.g., VISA, MasterCard, Discover or American Express). Our BIN sponsors enable us to link the payment cards that we offer our members to the VISA and Mastercard networks, thereby allowing our members to use our payment cards to pay for expenses with a "swipe" of the card. If any material adverse event were to affect our BIN sponsors, including a significant decline in the financial condition of any of our BIN sponsors, a decline in the quality of service provided by our BIN sponsors, the inability of our BIN sponsors to comply with applicable banking and financial service regulatory requirements or industry standards, systems failure or the inability of our BIN sponsors to pay us fees, our business, financial condition, and results of operations could be materially and adversely affected because we may be forced to reduce the availability of, or eliminate entirely, our payment card offering, which would materially impact our interchange revenue. In addition, we do not have long-term contracts with our BIN sponsors, and our BIN sponsors may increase the fees charged to us or terminate our relationship. If we were required to change BIN sponsors, we could not accurately predict the success of such change or that the terms of our agreement with a new BIN sponsor would be as favorable to us, especially in light of the regulatory scrutiny of the payment card industry, which has rendered the market for BIN sponsor services less competitive.

Replacing our third-party service providers would be difficult and disruptive to our business.

We have entered into contracts with third-party service providers to provide critical services relating to our business, including the redesign of our technology platforms, fraud management and other customer verification services, transaction processing and settlement, telephony services, call centers and card production. In the past, certain of these service providers have failed to maintain adequate levels of support, did not provide high quality service to us and our members, increased the fees they charge us, discontinued their lines of business, terminated our contractual arrangements or ceased or reduce operations, and as a result, we suffered additional costs and were required to pursue new third-party relationships, which resulted in reputational harm, material disruption of our operations and our ability to provide our products and services, missed service-level agreements with Clients and Network Partners, and diverted management's time and resources, and these events and consequences could happen with our current service providers moving forward. Transitioning to a new service provider often takes a significant amount of time and resources and, if we are unable to complete a transition to a new provider on a timely basis, or at all, we could be forced to temporarily or permanently discontinue certain services, such as our payment card services, which could disrupt services to our customers and adversely affect our business, financial condition, and results of operations. We may also be unable to establish comparable new third-party relationships on as favorable terms or at all, which could materially and adversely affect our business, financial condition, and results of operations.

Growth-related risks

Our acquisition strategy may not be successful.

We have in the past acquired, and, as a key part of our strategy, seek to acquire or invest in, assets, businesses, products, or technologies that we believe would complement or expand our products and services, enhance our technical capabilities, or otherwise offer growth opportunities. There is no assurance that we will be successful in consummating such acquisitions, or even if consummated, realize the anticipated benefits of these or any future acquisitions. The pursuit of potential acquisitions has in the past, and may in the future, divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process. Generally, if an acquisition fails to meet our expectations, our operating results, business, and financial condition may suffer. Certain of our past acquisitions also resulted in dilutive issuances of equity securities and the incurrence of additional debt, and future acquisitions could result in additional dilutive issuances of equity securities or the incurrence of additional debt, which could adversely affect our business, results of operations, or financial condition.

Failure to manage future growth effectively could have a material adverse effect on our business, financial condition, and results of operations.

The continued rapid expansion and development of our business has placed a significant strain upon our management and administrative, operational, and financial infrastructure. As of January 31, 2024, we had approximately 8.7 million HSAs and $25.2 billion in HSA Assets representing growth of 9% and 14%, respectively, from January 31, 2023. Our growth strategy contemplates further increasing the number of our HSAs, CDBs and our HSA Assets at relatively higher growth rates than industry averages. However, the rate at which we have been able to add new HSAs, CDBs and HSA Assets in the past may not be indicative of the rate at which we will be able to grow in the future.

Our success depends in part upon the ability of our executive officers to manage growth effectively. Our ability to grow also depends upon our ability to successfully hire, train, supervise, and manage new team members, obtain financing for our capital needs, expand our systems effectively, control increasing costs, allocate our human resources optimally, maintain clear lines of communication between our operational functions and our finance and accounting functions, and manage the pressures on our management and administrative, operational, and financial infrastructure. There can be no assurance that we will be able to accurately anticipate and respond to the changing demands we will face as we continue to expand our operations or that we will be able to manage growth effectively or to achieve further growth at all. If our business does not continue to grow or if we fail to effectively manage any future growth, our business, financial condition, and results of operations could be materially and adversely affected.

We may not accurately estimate the impact on our business of developing, introducing, and updating new and existing products and services.

We intend to continue to invest in technology and development to create new and enhanced products and services to offer our customers and to enhance the capabilities of our platforms. We may not be able to anticipate or manage new risks and obligations or legal, compliance, or other requirements that may arise in these areas. The anticipated benefits of such new and improved products and services may not outweigh the costs and resources associated with their development. Some new services may be received negatively by our existing and/or potential customers and strategic partners and have to be put on hold or canceled entirely.

Our ability to attract and retain new customer revenue from existing customers will depend in large part on our ability to enhance and improve our existing products and services and to introduce new products and services. The success of any enhancement or new product or service depends on several factors, including the timely completion, introduction, and market acceptance of the enhancement or new product or service. Any new product or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to earn significant revenue. If we are unable to successfully develop or acquire new products or services or enhance our existing products or services to meet member or network partner requirements, our results of operations, financial condition, business or prospects may be materially adversely affected.

We may need to record write-downs from future impairments of identified intangible assets and goodwill.

Our consolidated balance sheet includes significant intangible assets, including approximately $1.65 billion in goodwill and $835.9 million in intangible assets, together representing approximately 79% of our total assets as of January 31, 2024. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments. We test our goodwill for impairment each fiscal year, but we also test goodwill and other intangible assets for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. This is particularly relevant to us given our recent acquisition history and the amount of goodwill and intangible assets on our balance sheet associated with those acquisitions. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

Financing and related risks

Our substantial debt could limit our ability to fund operations, expose us to interest rate volatility, limit our ability to raise additional capital and have a material adverse effect on our ability to fulfill our obligations under our Credit Agreement and Indenture and to our Network Partners, Clients and members.

We are party to a credit agreement (the "Credit Agreement"), which consists of (i) a five-year senior secured term loan A facility in the aggregate principal amount of $350 million (the "Term Loan Facility") and (ii) a five-year senior secured revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"), in an aggregate principal amount of up to $1 billion. We have also issued $600 million of 4.50% unsecured Senior Notes due 2029 (the "Notes"). Under the Credit Agreement, we have the right to request additional commitments for new term loans and increases to then-existing term loans and revolving credit commitments in an amount up to the sum of (i) $300 million, plus (ii) an unlimited additional amount so long as the pro forma First Lien Net Leverage Ratio (as defined in the Credit Agreement) does not exceed 3.85 to 1.00

(assuming any such new or increased revolving commitments are fully borrowed). We also have the right to incur additional debt from time to time, subject to the restrictions contained in the Credit Agreement and the indenture under which the Notes were issued (the "Indenture"). The substantial debt we have outstanding, combined with our other financial obligations and contractual commitments, has important consequences, including the following:

- our level of debt may make it more difficult for us to satisfy our obligations with respect to our debt, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the Credit Agreement or the Indenture and the agreements governing such other debt;
- we use a portion of our cash flow from operations to pay principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, strategic acquisitions, investments and alliances and other general corporate requirements;
- our interest expense has increased substantially, and could continue to increase, if interest rates continue to increase, because any outstanding borrowings under our Credit Facilities are based on variable interest rates;
- the interest rate on our Revolving Credit Facility will depend on the level of our specified financial ratios, and therefore could increase if such specified financial ratios increase;
- such substantial debt could leave us vulnerable to general economic downturns and adverse competitive and industry conditions and could place us at a competitive disadvantage compared to those of our competitors that are less leveraged;
- our debt service obligations could limit our flexibility to plan for, or react to, changes in our business and the industry in which we operate;
- our level of debt may restrict us from raising additional financing on satisfactory terms to fund working capital, capital expenditures, strategic acquisitions, investments and joint ventures and other general corporate requirements;
- our level of debt may prevent us from raising the funds necessary to repurchase all of the Notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the Indenture; and
- a potential failure to comply with the financial and other restrictive covenants in any of our debt instruments, which, among other things, require us to maintain specified financial ratios, could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations under the Notes and on our business and prospects generally.

The Indenture and the Credit Agreement contain covenants that impose significant operational and financial restrictions on us, and the failure to comply with these covenants would result in an event of default under these instruments.

The Indenture and the Credit Agreement impose on us operating and other restrictions. These restrictions affect, and in many respects limit or prohibit, among other things, our ability to:

- incur additional debt and issue certain capital stock;
- create liens;
- make investments or acquisitions;
- enter into transactions with affiliates;
- sell assets;
- guarantee debt;
- declare or pay dividends or other distributions to shareholders;
- repurchase equity interests;
- redeem debt that is subordinated in right of payment to certain debt instruments;
- enter into agreements that restrict dividends or other payments from subsidiaries; and
- consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

The terms of the Revolving Credit Facility in the Credit Agreement also require us to achieve and maintain compliance with specified financial ratios. The restrictions contained in the Credit Agreement:

- limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and
- adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios would result in a default under some or all of the debt agreements. During the occurrence and continuance of a default, lenders under our Credit Facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, which would result in an event of default under the Indenture. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. Additionally, our Credit Agreement contains a cross-default provision, which generally causes a default or event of default under the Credit Agreement upon a qualifying default or event of default under any other debt instrument (including under the Indenture) and the Indenture contains a cross-acceleration provision. If we are unable to repay outstanding borrowings when due, the lenders under our Credit Facilities will also have the right to proceed against the collateral granted to them to secure the debt. If lenders under the Credit Facilities accelerate the debt thereunder, then the obligations under the Notes would be accelerated. We cannot provide assurance that, if the indebtedness under our Credit Facilities or the Notes were to be accelerated, our assets would be sufficient to repay in full that indebtedness and our other indebtedness. If not cured or waived, such acceleration could have a material adverse effect on our business and our prospects.

General risk factors

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Certain provisions in our governing documents could make a merger, tender offer or proxy contest involving us difficult; even if such events would be beneficial to the interests of our stockholders. These provisions include the inability of our stockholders to act by written consent and certain advance notice procedures with respect to stockholder proposals and nominations for candidates for the election of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Accordingly, our board of directors could rely upon these or other provisions in our governing documents and Delaware law to prevent or delay a transaction involving a change in control of our company, even if doing so would benefit our stockholders.

The exclusive forum provision in our amended and restated certificate of incorporation could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or team members.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim for breach of a fiduciary duty owed by any of our directors and officers to us or our stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other team members, which may discourage such lawsuits against us and our directors, officers, and other team members. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Item 1B. Unresolved staff comments

None.

Item 1C. Cybersecurity

Overview

Cybersecurity risk is the risk of compromising the confidentiality, integrity, or availability of our technology platforms, data, and other systems, which could have an adverse impact on us, our members, Clients, and Network Partners. We take a strategic, risk-based approach to our cybersecurity program, which emphasizes continual improvement in an effort to protect and enable our business operations. Our enterprise cybersecurity program is designed to assess, identify, and manage cybersecurity threats through continuous monitoring of our information systems for potential vulnerabilities and through various controls and security tools designed to prevent, detect, escalate, investigate, resolve, and recover from identified and reasonably anticipated vulnerabilities, including any cybersecurity incidents, in a timely manner.

In the event a security risk is detected, or a breach occurs, we are prepared with response protocols based on National Institute of Standards & Technology ("NIST") guidelines. Our Security Incident Response Plan defines roles and responsibilities, incident severity levels, key contacts, post-incident steps, and guidelines for testing. Our procedures cover response steps for phishing attacks, ransomware, data breaches, and major vulnerabilities. In addition, we have an organic threat model that evaluates our security controls to help protect against attacker tactics, techniques, and procedures. See "Risk Factors" in Part I, Item 1A of this Form 10-K for further information about cybersecurity risk.

Risk management and strategy

We have implemented the Three Lines of Defense Model as the foundation of our risk management approach. Our information security team serves as a First Line, working with our Enterprise Risk Management & Compliance functions as a Second Line, and our Internal Audit function as the Third Line.

Cybersecurity is integrated into our operations, including through team member engagement, technology infrastructure, data fabric, and product development. Due to the sensitive nature of our customers' data that we hold, we have a heightened focus on data security and protection. We maintain administrative, technical, and physical safeguards designed to protect confidential data. Our security team seeks to identify security risks by working with state and federal law enforcement, security information-sharing organizations, and 24/7 system surveillance through internal and external detection and response teams. Additionally, to help ensure our approach to customer privacy and security is effective and in line with industry standards, we publish Service and SOC 2 attestation reports on our risk management standards established by the Statement on Standards for Attestation Engagements 18 (SSAE-18).

We regularly engage external and internal assessors and auditors to evaluate and audit our cybersecurity policies, procedures, standards, and practices. Results from these assessments are shared with management for remediation and with the Cybersecurity and Technology Committee of our board of directors on a regular basis. We have obtained, or are working toward obtaining, industry certifications and attestations and have aligned our cybersecurity program with the NIST Cybersecurity Framework and related controls.

As part of our Partner Security Risk Management program, we perform initial risk assessments prior to engaging third-party service providers and ongoing risk assessments annually thereafter, which follow an established process designed to identify, assess, and periodically review our exposure to risk through our partners.

During the fiscal year ended January 31, 2024, no known cybersecurity threats materially affected, or we believe are reasonably likely to materially affect, our business, our business strategy, financial reporting, or results of operations.

Governance

The Cybersecurity and Technology Committee of our board of directors provides oversight of the Company's cybersecurity threat landscape, risks and data security programs, and the Company's management and mitigation of cybersecurity risks and potential breach incidents. The Audit and Risk Committee of our board of directors provides an additional layer of cybersecurity oversight, as it provides oversight of the Company's enterprise risk management program, which includes management of cybersecurity risks and the potential fraud and privacy risks that could arise from a cybersecurity incident.

The Chief Security Officer (CSO) and his delegates meet with the Cybersecurity and Technology Committee at least quarterly to, among other items, review any cybersecurity incidents, review key risks and metrics on the Company's cybersecurity program and related risk management programs, and discuss the Company's cybersecurity programs and goals. The Cybersecurity and Technology Committee also participates in cybersecurity tabletop exercises with management and receives training on cybersecurity trends and developments. The Cybersecurity and Technology Committee updates the full board of directors at each quarterly board meeting, or more frequently if needed.

Our enterprise cybersecurity program is led by the CSO who oversees both information technology and information security functions. Our CSO brings more than 20 years of cybersecurity experience in various leadership positions, both in technology and finance industries. He holds a doctorate degree from the University of Michigan and holds over 100 US and global security-related patents. In order to assess and manage our material risks from cybersecurity threats, our CSO works with cross-functional teams, which are staffed with subject matter experts and leaders from each of the following areas:

- Cybersecurity: We follow a defense-in-depth security model with a Joint Security Operations Center (JSOC), Attack Surface Management, and Data Protection team working with security architects and engineers deploying controls designed to prevent or limit the success of an attack.
- Privacy and Governance: Our Data Privacy and Governance team helps our technology teams build a lasting roadmap to creating our products, services, and standards with privacy by design, and transparency at the forefront.
- People Safety and Crisis Management: Led by federal law enforcement veterans, our People and Partner Safety team is responsible for ensuring the security of our team members across the US. We also conduct regular tabletop exercises to ensure we are ready to respond to crises, including cybersecurity incidents.
- Fraud Prevention: Our Fraud Strategy and Prevention team leverages industry best practices of fraud prevention, identity and access management, and cybersecurity monitoring to protect the transactions of our members and Clients.

Item 2. Properties

We do not currently own any of our facilities. Our principal executive offices are located in Draper, Utah, and we lease additional office space in Texas. Since a majority of our workforce is now permanently working remotely, we no longer use portions of our office space and we have subleased, or are seeking opportunities to sublease, these offices.

Item 3. Legal proceedings

From time-to-time, we may be subject to various legal proceedings and claims that arise in the normal course of our business activities. Our wholly owned subsidiary, WageWorks, is party to certain pending material litigation. Except for such matters, as of the date of this Annual Report on Form 10-K, we were not a party to any litigation whereby the outcome of such litigation, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, cash flows or financial position. For a description of these legal proceedings, see Note 7—Commitments and contingencies of the Notes to consolidated financial statements.

Item 4. Mine safety disclosures

Not applicable.

Part II.

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market information

Our common stock is listed on the NASDAQ Global Select Market under the symbol "HQY."

Holders

As of March 13, 2024, there were 23 holders of record of our common stock. This stockholder figure does not include a substantially greater number of holders whose shares are held of record by banks, brokers, and other financial institutions.

Dividend policy

We have no current plans to pay dividends on our common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, and other factors that our board of directors may deem relevant.

Performance graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities under that section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares the cumulative total return of our common stock with the total return of the NASDAQ Composite Index (the "NASDAQ Composite"), the Russell 2000 Index (the "Russell 2000"), and the Russell 3000 Index (the "Russell 3000") from January 31, 2019 through January 31, 2024. Beginning with our Form 10-K for the fiscal year ended January 31, 2024, we changed one of our benchmark indexes from the Russell 3000 to the Russell 2000, as we believe that the Russell 2000 is more representative of our median peer group market capitalization. Data for the Russell 3000 is provided for comparison purposes only as we transition to use of the Russell 2000. The chart assumes $100 was invested on January 31, 2019 in the common stock of HealthEquity, Inc., the NASDAQ Composite, the Russell 2000, and the Russell 3000, and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Unregistered sales of equity securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None.

Item 6. Reserved

Item 7. Management's discussion and analysis of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and involve risks and uncertainties. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those discussed in the section titled "Risk factors" included under Part I, Item 1A and elsewhere in this report. See "Special note regarding forward-looking statements" on page 1 of this Annual Report.

Overview

We are a leader and an innovator in providing technology-enabled services that empower consumers to make healthcare saving and spending decisions. We use our innovative technology to manage consumers' tax-advantaged HSAs and other CDBs offered by employers, including FSAs and HRAs, and to administer COBRA, commuter and other benefits. As part of our services, we provide consumers with payment processing services, personalized benefit information, the ability to earn wellness incentives, and investment advice to grow their tax-advantaged healthcare savings.

The core of our offerings is the HSA, a financial account through which consumers spend and save long-term for healthcare expenses on a tax-advantaged basis. As of January 31, 2024, we administered 8.7 million HSAs, with balances totaling $25.2 billion, which we call HSA Assets, as well as 7.0 million complementary CDBs. We refer to the aggregate number of HSAs and other CDBs that we administer as Total Accounts, of which we had 15.7 million as of January 31, 2024.

We reach consumers primarily through relationships with their employers, which we call Clients. We reach Clients primarily through relationships with benefits brokers and advisors, integrated partnerships with a network of health plans, benefits administrators, benefits brokers and consultants, and retirement plan recordkeepers, which we call Network Partners, and a sales force that calls on Clients directly. As of January 31, 2024, our platforms were integrated with more than 200 Network Partners.

We have increased our share of the growing HSA market from 4% in December 2010 to 20% as of June 2023, measured by HSA Assets. According to Devenir, as of June 2023, we were the largest HSA provider by both accounts and HSA Assets. In addition, we believe we are the largest provider of other CDBs. We seek to differentiate ourselves through our service-driven culture, product breadth, ecosystem connectivity, and proprietary technology. Our proprietary technology allows us to help consumers optimize the value of their HSAs and other CDBs and gain confidence and skills in managing their healthcare costs as part of their financial security.

Our ability to assist consumers is enhanced by our capacity to securely share data in both directions with others in the health, benefits, and retirement ecosystems. Our commuter benefits offering also leverages connectivity to an ecosystem of mass transit, ride hailing, and parking providers.

We earn revenue primarily from three sources: service, custodial, and interchange. We earn service revenue mainly from fees paid by our Network Partners, Clients, and members for the administration services we provide in connection with the HSAs and other CDBs we offer. We earn custodial revenue primarily from HSA cash held by our federally insured bank and credit union partners, which we collectively call our Depository Partners, HSA cash held by our insurance company partners, and Client-held funds deposited with our Depository Partners. We earn interchange revenue mainly from fees paid by merchants on payments that our members make using our physical payment cards and on our virtual payment system. See "Key components of our results of operations" for additional information on our sources of revenue.

Recent acquisitions

Luum acquisition. In March 2021, we bolstered our commuter offering by acquiring 100% of the outstanding capital stock of Fort Effect Corp, d/b/a Luum. The aggregate purchase price for the acquisition consisted of $56.2 million in cash. Luum provides employers with various commuter services, including access to real-time commute data, to help them design and implement flexible return-to-office and hybrid-workplace strategies and benefits.

Fifth Third Bank HSA portfolio acquisition. In September 2021, we acquired the Fifth Third HSA portfolio, which consisted of $490.0 million of HSA Assets held in approximately 160,000 HSAs in exchange for a purchase price of $60.8 million in cash.

Further acquisition. In November 2021, we acquired the Further business (other than Further's voluntary employee beneficiary association business), a leading provider of HSA and other CDB administration services, with approximately 580,000 HSAs and $1.9 billion of HSA Assets, for $455 million in cash. We expect merger integration expenses attributable to the Further Acquisition totaling approximately $55 million to be incurred over a period of approximately five to six years from the acquisition date.

HealthSavings HSA portfolio acquisition. In March 2022, we acquired the HealthSavings HSA portfolio, which consisted of $1.3 billion of HSA Assets held in approximately 87,000 HSAs in exchange for a purchase price of $60 million in cash.

BenefitWallet HSA portfolio acquisition. In September 2023, we entered into an agreement to acquire the BenefitWallet HSA portfolio from Conduent Business Services, LLC, for a purchase price of $425.0 million and reimbursement of up to $20.0 million of Conduent's transfer-related expenses. In addition, we expect to incur approximately $7.0 million of transaction costs associated with the acquisition. The agreement contemplates a transfer of approximately 665,000 customer accounts and their approximately $2.8 billion of HSA Assets and includes a mechanism to adjust the purchase price based on the amount of HSA Assets actually transferred. The transfer is expected to close in multiple tranches during the first half of fiscal 2025, subject to the satisfaction of certain customary closing conditions. We expect to pay approximately 50% of the purchase price and associated costs using cash on hand, with the remainder paid using our revolving credit facility with the actual percentages to be determined in connection with the payment for each tranche. On March 7, 2024, the first of the three HSA Asset transfers occurred, with approximately 266,000 HSAs and $1.1 billion of HSA Assets transferring to HealthEquity's custody. In connection with this transfer, HealthEquity paid the applicable purchase price of $163.9 million using cash on hand.

Key factors affecting our performance

We believe that our future performance will be driven by a number of factors, including those identified below. Each of these factors presents both significant opportunities and significant risks to our future performance. See also the section entitled "Risk factors" included in Part 1, Item 1A of this Annual Report on Form 10-K and our other reports filed with the SEC.

Our acquisition and integration strategy

We have historically acquired HSA portfolios and businesses that strengthen our service offerings. We plan to continue this growth strategy, including through the BenefitWallet HSA portfolio acquisition, and are regularly engaged in evaluating different opportunities. We have developed an internal capability to source, evaluate, and integrate acquired HSA portfolios. Our success depends in part on our ability to successfully integrate acquired businesses and HSA portfolios with our business in an efficient and effective manner.

Structural change in U.S. health insurance

We derive revenue primarily from healthcare-related saving and spending by consumers in the U.S., which are driven by changes in the broader healthcare industry, including the structure of health insurance. The average family premium for employer-sponsored health insurance has risen by 22% since 2018 and 47% since 2013, resulting in increased participation in HSA-qualified health plans and HSAs and increased consumer cost-sharing in health insurance more generally. We believe that continued growth in healthcare costs and related factors will spur continued growth in HSA-qualified health plans and HSAs and may encourage policy changes making HSAs or similar vehicles available to new populations such as individuals in Medicare. However, the timing and impact of these and other developments in U.S. healthcare are uncertain. Moreover, changes in healthcare policy, such as "Medicare for all" plans, could materially and adversely affect our business in ways that are difficult to predict.

Trends in U.S. tax law

Tax law has a profound impact on our business. Our offerings to members, Clients, and Network Partners consist primarily of services enabled, mandated, or advantaged by provisions of U.S. tax law and regulations. Changes in tax policy are speculative and may affect our business in ways that are difficult to predict.

Our client base

Our business model is based on a B2B2C distribution strategy, whereby we work with Network Partners and Clients to reach consumers to increase the number of our members with HSA accounts and complementary CDBs. We believe that there are significant opportunities to expand the scope of services that we provide to our current Clients.

Broad distribution footprint

We believe we have a diverse distribution footprint to attract new Clients and Network Partners. Our sales force calls on enterprise and regional employers in industries across the U.S., as well as potential Network Partners from among health plans, benefits administrators, and retirement plan record keepers. Our Network Partners are a key channel through which we gain access to Clients and members. Our Network Partners collectively employ thousands of sales representatives and account managers who promote both the Network Partners' products and our products and services. Our sales representatives and account management teams work with and train the sales representatives and account management teams of our Network Partners.

Product breadth

We are the largest custodian and administrator of HSAs, as well as a market-share leader in each of the major categories of complementary CDBs, including FSAs and HRAs, COBRA and commuter benefits administration. Our Clients and their benefits advisors increasingly seek HSA providers that can deliver an integrated offering of HSAs and complementary CDBs. With our CDB capabilities, we can provide employers with a single partner for both HSAs and complementary CDBs, which is preferred by the vast majority of employers, according to research conducted for us by Aite Group. We believe that the combination of HSA and complementary CDB offerings significantly strengthens our value proposition to employers, health benefits brokers and consultants, and Network Partners as a leading single-source provider.

Interest rates

As a non-bank custodian, our members' custodial HSA cash assets are held by either our federally insured Depository Partners (our Basic Rates offering), pursuant to contractual arrangements we have with these Depository Partners, or by our insurance company partners through group annuity contracts or other similar arrangements (our Enhanced Rates offering). For the reasons described below, we have been taking steps to encourage our members to place more of their HSA cash in our Enhanced Rates offering. Beginning in the fiscal year ending January 31, 2025, as our Basic Rates contracts expire, the HSA cash held in those Basic Rates contracts will transition to Enhanced Rates contracts, subject to our members retaining the right to keep their HSA cash in Basic Rates.

The lengths of our agreements with Depository Partners typically range from three to five years and may have fixed or variable interest rate terms. The terms of new and renewing agreements with our Depository Partners are impacted by the then-prevailing interest rate environment, which in turn is driven by macroeconomic factors and government policies over which we have no control. Such factors, and the response of our competitors to them, also determine the amount of interest retained by our members.

HSA members who place their HSA cash into our Enhanced Rates offering retain a higher yield compared to our Basic Rates offering. An increase in the percentage of HSA cash held in our Enhanced Rates offering also positively impacts our custodial revenue, as we generally receive a higher yield on HSA cash held by our insurance company partners compared to cash held by our Depository Partners. As with our Depository Partners, yields paid by our insurance company partners are impacted by the prevailing interest rate environment, which in turn is driven by macroeconomic factors and government policies over which we have no control. Such factors, and the response of our competitors to them, also determine the amount of interest retained by our members.

We believe that increased participation in our Enhanced Rates offering, diversification of Depository Partners and insurance company partners, varied contract terms, and other factors reduce our exposure to short-term fluctuations in prevailing interest rates and mitigate the short-term impact of sustained increases or declines in prevailing interest rates on our custodial revenue. Over longer periods, sustained shifts in prevailing interest rates affect the amount of custodial revenue we can realize on custodial assets and the interest retained by our members.

Interest on our Term Loan Facility changes frequently due to variable interest rate terms, and as a result, our interest expense is expected to fluctuate based on changes in prevailing interest rates. Recent interest rate increases have caused interest expense related to our Term Loan Facility to increase substantially.

Our proprietary technology

We believe that innovations incorporated in our technology differentiate us from our competitors and help drive our growth by enabling us to better assist consumers to make healthcare saving and spending decisions and maximize the value of their tax-advantaged benefits. Our full suite of CDB offerings complements our HSA solution and enhances our leadership position within the HSA sector. We are currently investing in a significant modernization of our proprietary technology platforms to support new opportunities and enhance security, privacy and platform infrastructure, while maintaining existing applications, features, and services. For example, we are making significant investments in the architecture and infrastructure of the technology that we use to provide our services to improve our transaction processing capabilities and support continued account and transaction growth, as well as in data-driven personalized engagement to help our members spend less, save more, and build wealth for retirement. In addition, we are investing in technology solutions to meet the evolving needs of our members, Clients and Network Partners. Our current innovation efforts include, among others, increasing member and client self-service capabilities, developing APIs, driving electronic communication rather than paper, increasing straight-through processing, improving overall process times utilizing both traditional robotic process automation, and increasingly through AI tools, leveraging stacked cards, and mobile wallet.

Our Purple culture

A successful healthcare consumer needs education and guidance delivered by people as well as by technology. The education and customer service we provide is driven by our Purple culture, which we believe is a significant factor in our ability to attract and retain customers and to address opportunities in the rapidly changing healthcare sector. We invest in and intend to continue to invest in human capital through technology-enabled training, career development, and advancement opportunities.

Our competition and industry

Our direct competitors are HSA custodians and other CDB providers. Many of these are state or federally chartered banks and other financial institutions for which we believe benefits administration services are not a core business. Some of our direct competitors (including healthcare service companies such as UnitedHealth Group's Optum, Webster Bank, and well-known retail investment companies, such as Fidelity Investments) are in a position to devote more resources to the development, sale, and support of their products and services than we have at our disposal. Our other CDB administration competitors include health insurance carriers, human resources consultants and outsourcers, payroll providers, national CDB specialists, regional third-party administrators, and commercial banks. In addition, numerous indirect competitors, including benefits administration service providers, partner with banks and other HSA custodians to compete with us. Our Network Partners and ecosystem partners may also choose to offer competitive services directly, as some health plans have done. Our success depends on our ability to predict and react quickly to these and other industry and competitive dynamics.

Regulatory environment

Federal law and regulations, including the Affordable Care Act, the Internal Revenue Code, the Employee Retirement Income Security Act and Department of Labor regulations, and public health regulations that govern the provision of health insurance and provide the tax advantages associated with our services, play a pivotal role in determining our market opportunity. Privacy and data security-related laws such as the Health Insurance Portability and Accountability Act, or HIPAA, and the Gramm-Leach-Bliley Act, laws governing the provision of investment advice to consumers, such as the Investment Advisers Act of 1940, or the Advisers Act, the USA PATRIOT Act, anti-money laundering laws, and the Federal Deposit Insurance Act, all play a similar role in determining our competitive landscape. In addition, state-level regulations also have significant implications for our business in some cases. For example, our subsidiary HealthEquity Trust Company is regulated by the Wyoming Division of Banking, and several states are considering, or have already passed, new privacy regulations that can affect our business. Various states also have laws and regulations that impose additional restrictions on our collection, storage, and use of personally identifiable information. Privacy regulation in particular has become a priority issue in many states, including, for example, the California Privacy Rights Act, which became effective on January 1, 2023. Our ability to predict and react quickly to relevant legal and regulatory trends and to correctly interpret their market and competitive implications is important to our success.

Key financial and operating metrics

We regularly review a number of key operating and financial metrics to evaluate our business, determine the allocation of our resources, make decisions regarding corporate strategies, and evaluate forward-looking projections and trends affecting our business. We discuss certain of these key financial metrics, including revenue, below in the section entitled "Key components of our results of operations." In addition, we utilize other key metrics as described below.

For a discussion related to key financial and operating metrics for fiscal year 2023 compared to fiscal year 2022, refer to Part II, Item 7. Management's discussion and analysis of financial condition and results of operations in our fiscal year 2023 Form 10-K, filed with the SEC on March 30, 2023.

Total Accounts

The following table sets forth our HSAs, CDBs, and Total Accounts as of and for the periods indicated:

(in thousands, except percentages)	January 31, 2024	January 31, 2023	% Change
HSAs	8,692	7,984	9 %
New HSAs from sales - Quarter-to-date	497	445	12 %
New HSAs from sales - Year-to-date	949	971	(2)%
New HSAs from acquisitions - Year-to-date	—	90	(100)%
HSAs with investments	610	541	13 %
CDBs	7,006	6,933	1 %
Total Accounts	15,698	14,917	5 %
Average Total Accounts - Quarter-to-date	15,318	14,677	4 %
Average Total Accounts - Year-to-date	15,105	14,531	4 %

The number of our HSAs and CDBs are key metrics because our revenue is driven by the amount we earn from them. The number of our HSAs increased by 0.7 million, or 9%, from January 31, 2023 to January 31, 2024, driven by new HSAs from sales. The number of our CDBs increased by 0.1 million, or 1%, from January 31, 2023 to January 31, 2024, primarily driven by an increase in HRA and commuter accounts, partially offset by a decrease in COBRA accounts.

HSA Assets

The following table sets forth HSA Assets as of and for the periods indicated:

(in millions, except percentages)	January 31, 2024	January 31, 2023	% Change
HSA cash	$ 15,006	$ 14,199	6 %
HSA investments	10,208	7,947	28 %
Total HSA Assets	25,214	22,146	14 %
Average daily HSA cash - Quarter-to-date	14,210	13,375	6 %
Average daily HSA cash - Year-to-date	$ 14,071	$ 13,049	8 %

HSA Assets includes our HSA members' custodial assets, which consists of the following components: (i) HSA cash, which includes member cash held by our Depository Partners and our insurance company partners, and (ii) HSA investments, which includes member investments held by our custodial investment partners. Measuring HSA Assets is important because our custodial revenue is directly affected by average daily custodial balances for HSA Assets that are revenue generating.

HSA cash increased by $0.8 billion, or 6%, from January 31, 2023 to January 31, 2024, due to net HSA contributions from new and existing HSA members, partially offset by transfers to HSA investments.

HSA investments increased by $2.3 billion, or 28%, from January 31, 2023 to January 31, 2024, due to the increased market value of invested balances and transfers from HSA cash.

Total HSA Assets increased by $3.1 billion, or 14%, from January 31, 2023 to January 31, 2024, primarily due to net HSA contributions from new and existing HSA members and the increased market value of invested balances.

The following table summarizes the amount of HSA cash held by our Depository Partners and insurance company partners that is expected to reprice by fiscal year and the respective average annualized yield currently earned on that HSA cash as of January 31, 2024:

Year ending January 31, (in billions, except percentages)	HSA cash expected to reprice	Average annualized yield
2025	$ 2.1	3.6 %
2026	3.5	1.6 %
2027	3.2	1.6 %
2028	1.9	3.8 %
Thereafter	3.6	3.5 %
Total (1)	$ 14.3	2.7 %

(1) Excludes $0.7 billion of HSA cash held in floating-rate contracts as of January 31, 2024. BenefitWallet HSA Assets and any subsequent growth in HSA cash are also excluded.

Client-held funds

(in millions, except percentages)	January 31, 2024	January 31, 2023	% Change
Client-held funds	$ 842	$ 901	(7)%
Average daily Client-held funds - Quarter-to-date	791	809	(2)%
Average daily Client-held funds - Year-to-date	845	827	2 %

Client-held funds are interest-earning deposits from which we generate custodial revenue. These deposits are amounts remitted by Clients and held by us on their behalf to pre-fund and facilitate administration of CDBs. We deposit the Client-held funds with our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. Client-held funds fluctuate depending on the timing of funding and spending of CDB balances and the number of CDBs we administer.

Adjusted EBITDA

We define Adjusted EBITDA, which is a non-GAAP financial metric, as earnings before interest, taxes, depreciation and amortization, amortization of acquired intangible assets, stock-based compensation expense, merger integration expenses, acquisition costs, gains and losses on equity securities, amortization of incremental costs to obtain a contract, costs associated with unused office space, and certain other non-operating items. We believe that Adjusted EBITDA provides useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because it reflects operating profitability before consideration of non-operating expenses and non-cash expenses and serves as a basis for comparison against other companies in our industry.

The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to Adjusted EBITDA for the periods indicated:

	Year ended January 31,	
(in thousands)	2024	2023
Net income (loss)	$ 55,712	$ (26,143)
Interest income	(12,138)	(1,763)
Interest expense	55,455	48,424
Income tax provision (benefit)	19,328	(11,953)
Depreciation and amortization	60,315	66,615
Amortization of acquired intangible assets	92,763	94,586
Stock-based compensation expense	77,151	62,614
Merger integration expenses	10,435	28,596
Acquisition costs	—	53
Amortization of incremental costs to obtain a contract	5,435	4,393
Costs associated with unused office space	4,179	4,958
Other	538	1,968
Adjusted EBITDA	$ 369,173	$ 272,348

The following table sets forth our net income (loss) as a percentage of revenue:

| (in thousands, except percentages) | | Year ended January 31, | | | |
		2024	2023	$ Change	% Change
Net income (loss)	$	55,712	$ (26,143)	$ 81,855	*
As a percentage of revenue		6 %	(3)%		

*   Not meaningful

Our net income (loss) increased by $81.9 million, from net loss of $26.1 million for the fiscal year ended January 31, 2023 to net income of $55.7 million for the fiscal year ended January 31, 2024, due to an increase in gross profit and other income, net, partially offset by net increases in operating expenses and income tax provision, as described more fully in the section entitled "Results of operations."

The following table sets forth our Adjusted EBITDA as a percentage of revenue:

| (in thousands, except percentages) | | Year ended January 31, | | | |
		2024	2023	$ Change	% Change
Adjusted EBITDA	$	369,173	$ 272,348	$ 96,825	36 %
As a percentage of revenue		37 %	32 %		

Our Adjusted EBITDA increased by $96.8 million, or 36%, from $272.3 million for the fiscal year ended January 31, 2023 to $369.2 million for the fiscal year ended January 31, 2024, primarily due to an increase in total revenue, partially offset by increases in personnel-related costs.

Our use of Adjusted EBITDA, including as a percentage of revenue, has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

Non-GAAP net income

Non-GAAP net income is calculated by adding back to GAAP net income (loss) before income taxes the following items: amortization of acquired intangible assets, stock-based compensation expense, merger integration expenses, acquisition costs, gains and losses on equity securities, costs associated with unused office space, and losses on extinguishment of debt, and subtracting a non-GAAP tax provision using a normalized non-GAAP tax rate. We believe that non-GAAP net income and non-GAAP net income per diluted share provide useful information to investors and analysts in understanding and evaluating our operating results in the same manner as our management and our board of directors because these non-GAAP metrics reflect operating profitability before consideration of certain non-operating expenses and non-cash expenses and serve as a basis for comparison against other companies in our industry.

The following table presents a reconciliation of net income (loss), the most comparable GAAP financial measure, to non-GAAP net income for the periods indicated:

		Year ended January 31,	
(in thousands, except per share data)		2024	2023
Net income (loss)	$	55,712	$ (26,143)
Income tax provision (benefit)		19,328	(11,953)
Income (loss) before income taxes - GAAP		75,040	(38,096)
Non-GAAP adjustments:			
Amortization of acquired intangible assets		92,763	94,586
Stock-based compensation expense		77,151	62,614
Merger integration expenses		10,435	28,596
Acquisition costs		—	53
Costs associated with unused office space		4,179	4,958
Loss on extinguishment of debt		1,157	—
Total adjustments to income (loss) before income taxes - GAAP		185,685	190,807
Income before income taxes - Non-GAAP		260,725	152,711
Income tax provision - Non-GAAP (1)		65,180	38,178
Non-GAAP net income		195,545	114,533
Diluted weighted-average shares		86,957	84,442
GAAP net income (loss) per diluted share	$	0.64	$ (0.31)
Non-GAAP net income per diluted share	$	2.25	$ 1.36

(1) The Company utilizes a normalized non-GAAP tax rate to provide better consistency across the interim reporting periods within a given fiscal year by eliminating the effects of non-recurring and period-specific items, which can vary in size and frequency, and which are not necessarily reflective of the Company's longer-term operations. The normalized non-GAAP tax rate applied to each period presented was 25%. The Company may adjust its non-GAAP tax rate as additional information becomes available and in conjunction with any other significant events occurring that may materially affect this rate, such as merger and acquisition activity, changes in business outlook, or other changes in expectations regarding tax regulations.

Our non-GAAP net income increased by $81.0 million, or 71%, from $114.5 million for the fiscal year ended January 31, 2023 to $195.5 million for the fiscal year ended January 31, 2024, primarily due to an increase in total revenue, partially offset by increases in personnel-related costs and interest expense.

Our use of non-GAAP net income has limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP.

Key components of our results of operations

Revenue

We generate revenue from three primary sources: service revenue, custodial revenue, and interchange revenue.

Service revenue.   We earn service revenue from the fees we charge our Network Partners, Clients, and members for the administration services we provide in connection with the HSAs and other CDBs we offer. With respect to our Network Partners and Clients, our fees are generally based on a fixed tiered structure for the duration of the relevant service agreement and are paid to us on a monthly basis. In addition, once a member's HSA cash balance reaches a certain threshold, the member is able to invest his or her HSA Assets through our investment partner from which we earn recordkeeping and advisory fees, calculated as a percentage of the member's HSA investments. We recognize revenue on a monthly basis as services are rendered to our members and Clients.

Custodial revenue.   We earn custodial revenue primarily from HSA cash held by our Depository Partners or our insurance company partners and Client-held funds held by our Depository Partners. HSA cash is held by our Depository Partners pursuant to contracts that (i) typically have terms ranging from three to five years, (ii) provide for a fixed or variable interest rate payable on the average daily cash balances held by the relevant Depository Partner, and (iii) have minimum and maximum required balances. HSA cash held by our insurance company partners is held in group annuity contracts or similar arrangements. Client-held funds held by our Depository Partners are held in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. We earn custodial revenue on HSA cash and Client-held funds that is based on the interest rates offered to us by these Depository Partners and insurance company partners.

Interchange revenue.   We earn interchange revenue each time one of our members uses one of our physical payment cards or virtual platforms to make a purchase. This revenue is collected each time a member "swipes" our payment card to pay expenses. We recognize interchange revenue monthly based on reports received from third parties, namely, the card-issuing banks and card processors.

Cost of revenue

Service costs.   Service costs are comprised of costs related to servicing accounts, managing Client and Network Partner relationships and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations (such as office rent, supplies, and other overhead expenses), new member and participant supplies, and other operating costs related to servicing our members.

Custodial costs.   Custodial costs are comprised of interest retained by our HSA members on HSA cash and fees we pay to banking consultants whom we use to help secure agreements with our Depository Partners. Interest retained by HSA members is calculated on a tiered basis. The interest rates retained by HSA members can change based on a formula or upon required notice.

Interchange costs.   Interchange costs are comprised of costs we incur in connection with processing payment transactions initiated by our members. Due to the substantiation requirement on FSA/HRA-linked payment card transactions, payment card costs are higher for FSA/HRA card transactions. In addition to fixed per card fees, we are assessed additional transaction costs determined by the amount of the transaction.

Gross profit and gross margin

Our gross profit is our total revenue minus our total cost of revenue, and our gross margin is our gross profit expressed as a percentage of our total revenue. Our gross margin has been and will continue to be affected by a number of factors, including interest rates, the amount we charge our Network Partners, Clients, and members, the mix of our sources of revenue, how many services we deliver per account, and payment processing costs per account.

Operating expenses

Sales and marketing.   Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including sales commissions for our direct sales force, external agent/broker commission expenses, marketing expenses, depreciation, amortization, stock-based compensation, and common expense allocations.

Technology and development.   Technology and development expenses include personnel and related expenses for software development and delivery, licensed software, information technology, data management, product, and security. Technology and development expenses also include software engineering services, the costs of operating our technology infrastructure, depreciation, amortization of capitalized software development costs, stock-based compensation, and common expense allocations.

General and administrative.   General and administrative expenses include personnel and related expenses of, and professional fees incurred by our executive, finance, legal, internal audit, corporate development, compliance, and people departments. They also include depreciation, amortization, stock-based compensation, and common expense allocations.

Amortization of acquired intangible assets.   Amortization of acquired intangible assets results primarily from intangible assets acquired in connection with business combinations. The assets include acquired customer relationships, acquired developed technology, and acquired trade names and trademarks, which we amortize over the assets' estimated useful lives, estimated to be 7-15 years, 2-5 years, and 3 years, respectively. We also acquired intangible HSA portfolios from third-party custodians. We amortize these assets over the assets' estimated useful life of 15 years. We evaluate our acquired intangible assets for impairment annually, or at a triggering event.

Merger integration.   Merger integration expenses include personnel and related expenses, including severance, professional fees, legal expenses, and facilities and technology expenses directly related to integration activities to merge operations as a result of acquisitions.

Interest expense

Interest expense consists primarily of accrued interest expense and amortization of deferred financing costs associated with our long-term debt. Interest on our Term Loan Facility changes frequently due to variable interest rate terms, and as a result, our interest expense is expected to fluctuate based on changes in prevailing interest rates.

Other income (expense), net

Other income (expense), net, consists of acquisition costs, interest income earned on corporate cash and other miscellaneous income and expense.

Income tax provision (benefit)

We are subject to federal and state income taxes in the United States based on a January 31 fiscal year end. We use the asset and liability method to account for income taxes, under which current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established when necessary to reduce net deferred tax assets to the amount expected to be realized. As of January 31, 2024, we have not recorded a valuation allowance on federal deferred tax assets, but we have recorded a valuation allowance on certain state deferred tax assets. We maintain an overall net federal and state deferred tax liability on our consolidated balance sheet.

We evaluate our tax positions in accordance with Accounting Standards Codification ("ASC") 740-10-25, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return.

Results of operations

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The reclassifications relate primarily to recordkeeping and advisory fees associated with HSA investments of $25.6 million, $21.8 million, and $16.7 million for the fiscal years ended January 31, 2024, 2023, and 2022, respectively, which were reclassified from custodial revenue to service revenue to better align our financial statement presentation with the underlying drivers of our revenue streams. We also reclassified certain immaterial personnel-related costs from custodial costs to service costs or general and administrative costs. The reclassifications had no impact on our total revenue, income (loss) from operations, net income (loss), cash flows, or stockholders' equity.

Revenue

The following table sets forth our revenue for the periods indicated:

| (in thousands, except percentages) | Year ended January 31, | | | 2023 to 2024 | | 2022 to 2023 | |
	2024	2023	2022	$ change	% change	$ change	% change
Service revenue	$ 455,690	$ 452,026	$ 443,608	$ 3,664	1 %	$ 8,418	2 %
Custodial revenue	386,594	261,282	186,119	125,312	48 %	75,163	40 %
Interchange revenue	157,303	148,440	126,829	8,863	6 %	21,611	17 %
Total revenue	$ 999,587	$ 861,748	$ 756,556	$ 137,839	16 %	$ 105,192	14 %

Service revenue.   The $3.7 million, or 1%, increase in service revenue from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in administration fees earned with respect to HSAs and recordkeeping and advisory fees earned with respect to HSA investments, partially offset by lower fees with respect to FSA and COBRA accounts.

The $8.4 million, or 2%, increase in service revenue from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to new revenue from the Further Acquisition and our HSA portfolio acquisitions, an increase in administration fees earned with respect to HSAs and recordkeeping and advisory fees earned with respect to HSA investments, and increased revenue from HRA and commuter benefits administration, partially offset by non-recurring revenue related to COBRA benefits administration during the fiscal year ended January 31, 2022.

We expect service revenue to increase, primarily due to an increase in Total Accounts, partially offset by lower average service fees per account.

Custodial revenue.   The $125.3 million, or 48%, increase in custodial revenue from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in average annualized yield from 1.90% for the fiscal year ended January 31, 2023 to 2.49% for the fiscal year ended January 31, 2024 (due to both higher interest rates overall and increased participation in our Enhanced Rates offering), the $1.0 billion, or 8%, increase in the average daily balance of HSA cash, as described above, and an increase in interest rates on the portion of our Client-held funds held by our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate.

The $75.2 million, or 40%, increase in custodial revenue from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the $2.5 billion, or 23%, increase in the average daily balance of HSA cash, as described above, and an increase in average annualized yield from 1.75% for the fiscal year ended January 31, 2022 to 1.90% for the fiscal year ended January 31, 2023 (due to both higher interest rates overall and increased participation in our Enhanced Rates offering).

Assuming the current interest rate environment continues, we expect our average annualized yield on HSA cash to further increase as our existing agreements with our Depository Partners are renewed or replaced with agreements with higher rates, resulting in higher custodial revenue. In addition, we expect an increase in the percentage of HSA cash held in our Enhanced Rates offering to continue to positively impact our average annualized yield and thus our custodial revenue. As Basic Rates contracts mature, we intend to transfer the associated HSA cash into Enhanced Rates contracts unless the HSA member affirmatively opts to remain in the Basic Rates offering.

Interchange revenue.   The $8.9 million, or 6%, increase in interchange revenue from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in Total Accounts.

The $21.6 million, or 17%, increase in interchange revenue from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to increased spend per account and an increase in Total Accounts.

Total revenue.   Total revenue increased by $137.8 million, or 16%, from the year ended January 31, 2023 to the year ended January 31, 2024, primarily due to the increase in custodial revenue, as well as the increases in interchange and service revenues, described above.

Total revenue increased by $105.2 million, or 14%, from the year ended January 31, 2022 to the year ended January 31, 2023 due to the increases in custodial, interchange, and service revenues, described above.

Cost of revenue

The following table sets forth our cost of revenue for the periods indicated:

		Year ended January 31,		2023 to 2024		2022 to 2023	
(in thousands, except percentages)	2024	2023	2022	$ change	% change	$ change	% change
Service costs	$ 317,357	$ 318,516	$ 291,618	$ (1,159)	0 %	$ 26,898	9 %
Custodial costs	32,502	26,101	19,492	6,401	25 %	6,609	34 %
Interchange costs	27,091	25,196	20,681	1,895	8 %	4,515	22 %
Total cost of revenue	$ 376,950	$ 369,813	$ 331,791	$ 7,137	2 %	$ 38,022	11 %

Service costs.   The $1.2 million, or less than 1%, decrease in service costs from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to efficiencies resulting from our technology investments and lower amortization expense, largely offset by increases in personnel-related costs to support the increase in average Total Accounts.

The $26.9 million, or 9%, increase in service costs from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the inclusion of a full year of Further's results of operations and an increase in personnel-related costs to support the increase in average Total Accounts.

Custodial costs.   The $6.4 million, or 25%, increase in custodial costs from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in the average annualized rate of interest retained by HSA members on HSA cash, which increased from 0.19% for the fiscal year ended January 31, 2023 to 0.22% for the fiscal year ended January 31, 2024, and the $1.0 billion, or 8% increase in the average daily balance of HSA cash, as described above.

The $6.6 million, or 34%, increase in custodial costs from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to an increase in the average daily balance of HSA cash, which increased from $10.6 billion for the fiscal year ended January 31, 2022 to $13.0 billion for the fiscal year ended January 31, 2023, and an increase in the average annualized rate of interest retained by HSA members on HSA cash, which increased from 0.17% for the fiscal year ended January 31, 2022 to 0.19% for the fiscal year ended January 31, 2023.

Assuming the current interest rate environment continues, we expect custodial costs to increase due to an increase in the average annualized rate of interest retained by HSA members on HSA cash and an increase in the year-over-year average daily balance of HSA cash.

Interchange costs.   The $1.9 million, or 8%, increase in interchange costs from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in Total Accounts.

The $4.5 million, or 22%, increase in interchange costs from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to increased spend per account and an increase in Total Accounts.

Total cost of revenue.   As we continue to add Total Accounts, we expect that our cost of revenue will increase in dollar amount to support our Network Partners, Clients, and members. However, on an annual basis, relative to the fiscal year ended January 31, 2024, we expect our cost of revenue to decrease as a percentage of our total revenue, primarily due to an increase in custodial revenue, partially offset by increases in stock-based compensation and other personnel costs. Cost of revenue will continue to be affected by a number of different factors, including our ability to scale our service delivery, Network Partner implementation, and account management functions.

Operating expenses

The following table sets forth our operating expenses for the periods indicated:

(in thousands, except percentages)		Year ended January 31,				2023 to 2024			2022 to 2023	
		2024		2023		2022	$ change	% change	$ change	% change
Sales and marketing	$	79,273	$	68,849	$	58,605	$ 10,424	15 %	$ 10,244	17 %
Technology and development		218,811		193,375		157,364	25,436	13 %	36,011	23 %
General and administrative		103,656		97,472		85,438	6,184	6 %	12,034	14 %
Amortization of acquired intangible assets		92,763		94,586		82,791	(1,823)	(2)%	11,795	14 %
Merger integration		10,435		28,596		64,805	(18,161)	(64)%	(36,209)	(56)%
Total operating expenses	$	504,938	$	482,878	$	449,003	$ 22,060	5 %	$ 33,875	8 %

Sales and marketing.   The $10.4 million, or 15%, increase in sales and marketing expenses from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to an increase in personnel-related expenses and travel costs.

The $10.2 million, or 17%, increase in sales and marketing expenses from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the inclusion of a full year of Further's results of operations and an increase in personnel-related expenses and travel costs, partially offset by a decrease in advertising expenses.

We expect our sales and marketing expenses to increase for the foreseeable future as we continue to focus on our cross-selling program and marketing campaigns. On an annual basis, we expect our sales and marketing expenses to remain relatively steady as a percentage of our total revenue. However, our sales and marketing expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our sales and marketing expenses.

Technology and development.   The $25.4 million, or 13%, increase in technology and development expenses from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to increases in personnel-related expenses and software costs.

The $36.0 million, or 23%, increase in technology and development expenses from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the inclusion of a full year of Further's results of operations and increases in amortization and personnel-related expenses.

We expect our technology and development expenses to increase for the foreseeable future as we continue to invest in the development and security of our proprietary technology, including our ongoing modernization project described earlier. On an annual basis, we expect our technology and development expenses to remain relatively steady as a percentage of our total revenue. However, our technology and development expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our technology and development expenses.

General and administrative.   The $6.2 million, or 6%, increase in general and administrative expenses from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to increases in professional services expense and personnel-related expenses, partially offset by a decrease in amortization expense.

The $12.0 million, or 14%, increase in general and administrative expenses from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the inclusion of a full year of Further's results of operations and increases in personnel-related expenses and stock-based compensation.

We expect our general and administrative expenses to increase for the foreseeable future due to the additional demands on our legal, compliance, and finance functions as we continue to grow our business. On an annual basis, we expect our general and administrative expenses to remain relatively steady as a percentage of our total revenue. However, our general and administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the seasonality of our total revenue and the timing and extent of our general and administrative expenses.

Amortization of acquired intangible assets.   The $1.8 million, or 2%, decrease in amortization of acquired intangible assets from the year ended January 31, 2023 to the year ended January 31, 2024 was due to the smaller carrying amount of intangible assets that have not been fully amortized.

The $11.8 million, or 14%, increase in amortization of acquired intangible assets from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the inclusion of amortization related to identified intangible assets acquired through the Further Acquisition commencing November 1, 2021. The remainder of the increase was primarily due to amortization of acquired HSA portfolios, including the Fifth Third and HealthSavings HSA portfolios.

Merger integration.   The $18.2 million, or 64%, decrease in merger integration expense from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to a decrease in merger integration activities related to the acquisitions of WageWorks and the Further business.

The $10.4 million in merger integration expense for the fiscal year ended January 31, 2024 was primarily due to personnel and related expenses, including expenses incurred in conjunction with the migration of accounts, professional fees, and technology-related expenses directly related to the Further acquisition and certain ongoing merger integration expenses related to the acquisition of WageWorks, including ongoing lease expense related to WageWorks offices that have been permanently closed, less any related sublease income, and professional fees. We expect merger integration expenses attributable to the Further acquisition totaling approximately $55 million to be incurred over a period of approximately five to six years from the date of the acquisition, which occurred in November 2021.

The $36.2 million, or 56%, decrease in merger integration expense from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to a decrease in merger integration activities related to the acquisition of WageWorks.

Interest expense

The $7.0 million increase in interest expense from the year ended January 31, 2023 to the year ended January 31, 2024 was primarily due to the impact of higher interest rates on our Term Loan Facility, which had an effective interest rate of 7.45% as of January 31, 2024, up from 7.14% as of January 31, 2023, and a $1.2 million loss on extinguishment of debt due to the prepayment of $50.0 million under our Term Loan Facility in April 2023, partially offset by a lower average principal balance under our Term Loan Facility. Our Term Loan Facility had an outstanding principal balance of $286.9 million and $341.3 million as of January 31, 2024 and January 31, 2023, respectively.

The $11.9 million increase in interest expense from the year ended January 31, 2022 to the year ended January 31, 2023 was primarily due to the impact of higher interest rates on our Term Loan Facility, which had an effective interest rate of 7.14% as of January 31, 2023, up from 2.63% as of January 31, 2022. Our Term Loan Facility had an outstanding principal balance of $341.3 million and $350.0 million as of January 31, 2023 and January 31, 2022, respectively.

On an annual basis, we expect our interest expense to increase, primarily due to the impact of borrowings under our Revolving Credit Facility in conjunction with the BenefitWallet HSA portfolio acquisition, which is expected to close in multiple tranches during the first half of fiscal 2025, and increased interest rates on our Term Loan Facility, partially offset by a lower average principal balance under our Term Loan Facility. The interest rate on our Term Loan Facility and Revolving Credit Facility is variable and, accordingly, we may incur additional expense if interest rates continue to increase in future periods.

Other income (expense), net

The $11.5 million increase in other income, net, from $1.3 million during the fiscal year ended January 31, 2023 to $12.8 million during the fiscal year ended January 31, 2024, was primarily due to a $10.4 million increase in interest income on corporate cash and a $1.2 million increase in other miscellaneous income, net.

The change in other income (expense), net, from expense of $5.9 million during the fiscal year ended January 31, 2022 to income of $1.3 million during the fiscal year ended January 31, 2023, was primarily due to a $10.8 million decrease in acquisition costs, partially offset by a $3.6 million decrease in other miscellaneous income, net.

Income tax provision (benefit)

For the fiscal years ended January 31, 2024 and 2023, we recorded an income tax provision of $19.3 million and an income tax benefit of $12.0 million, respectively. The increase in income tax provision was primarily the result of an increase in pre-tax book income, an increase in unrecognized tax benefits, adjustments from settlement of an IRS examination, and a decrease in tax deductible stock-based compensation compared to GAAP stock-based compensation expense, partially offset by an increase in research and development tax credits and a decrease in valuation allowance.

For the fiscal years ended January 31, 2023 and 2022, we recorded an income tax benefit of $12.0 million and $22.5 million, respectively. The decrease in income tax benefit was primarily the result of lower current year pre-tax book loss, a corresponding decrease in benefit for state income taxes, a decrease in research and development tax credits, a decrease in excess tax benefits on stock-based compensation expense, and an increase in nondeductible executive compensation, partially offset by a release of uncertain tax positions and a smaller change in valuation allowance.

Seasonality

Seasonal concentration of our growth combined with our recurring revenue model create seasonal variation in our results of operations. Revenue results are seasonally impacted due to ancillary service fees, timing of HSA contributions, and timing of card spend. Cost of revenue is seasonally impacted as a significant number of new and existing Network Partners bring us new HSAs and CDBs beginning in January of each year concurrent with the start of many employers' benefit plan years. Before we realize any revenue from these new accounts, we incur costs related to implementing and supporting our new Network Partners and new accounts. These costs of services relate to activating accounts and hiring additional staff, including seasonal help to support our member support center. These expenses begin to ramp up during our third fiscal quarter, with the majority of seasonal expenses incurred in our fourth fiscal quarter.

Liquidity and capital resources

For a discussion related to liquidity and capital resources for fiscal year 2023 compared to fiscal year 2022, refer to Part II, Item 7. Management's discussion and analysis of financial condition and results of operations in our fiscal year 2023 Form 10-K, filed with the SEC on March 30, 2023.

Cash and cash equivalents overview

Our principal sources of liquidity are our current cash and cash equivalents balances, collections from our service, custodial, and interchange revenue activities, and availability under our Revolving Credit Facility. We rely on cash provided by operating activities to meet our short-term liquidity requirements, which primarily relate to the payment of corporate payroll and other operating costs, principal and interest payments on our long-term debt, and capital expenditures.

As of January 31, 2024 and January 31, 2023, cash and cash equivalents were $404.0 million and $254.3 million, respectively.

Capital resources

We maintain a "shelf" registration statement on Form S-3 on file with the SEC. A shelf registration statement, which includes a base prospectus, allows us at any time to offer any combination of securities described in the prospectus in one or more offerings. Unless otherwise specified in a prospectus supplement accompanying the base prospectus, we would use the net proceeds from the sale of any securities offered pursuant to the shelf registration statement for general corporate purposes, including, but not limited to, working capital, sales and marketing activities, general and administrative matters, capital expenditures, and repayment of indebtedness, and if opportunities arise, for the acquisition of, or investment in, assets, technologies, solutions or businesses that complement our business. Pending such uses, we may invest the net proceeds in interest-bearing securities. In addition, we may conduct concurrent or other financings at any time.

Our Credit Agreement includes a Revolving Credit Facility, in an aggregate principal amount of up to $1.0 billion, which may be used for working capital and general corporate purposes, including the financing of acquisitions and other investments. For a description of the terms of the Credit Agreement, refer to Note 8—Indebtedness. In connection with the BenefitWallet HSA portfolio acquisition, which is expected to close in multiple tranches during the first half of fiscal 2025, we expect to borrow approximately 50% of the purchase price and related costs using our Revolving Credit Facility with the actual percentages to be determined in connection with the payment for each tranche.

As of January 31, 2024, there were no amounts outstanding under the Revolving Credit Facility. We were in compliance with all covenants under the Credit Agreement as of January 31, 2024, and for the period then ended.

Use of cash

In April 2023, we used $50.0 million of cash to prepay, in direct order of maturity, principal due under our Term Loan Facility.

Capital expenditures for the fiscal years ended January 31, 2024 and 2023 were $42.8 million and $48.5 million, respectively. We expect to continue our current level of capital expenditures during the fiscal year ending January 31, 2025 as we continue to invest in improving the architecture and functionality of our proprietary systems. Capital expenditures to improve the architecture of our proprietary systems include computer hardware, personnel and related costs for software engineering, and outsourced software engineering services.

We believe our existing cash, cash equivalents, and Revolving Credit Facility will be sufficient to meet our operating and capital expenditure requirements for at least the next 12 months. To the extent these current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to raise additional funds through public or private equity or debt financing. In the event that additional financing is required, we may not be able to raise it on favorable terms, if at all.

The following table shows our cash flows from operating activities, investing activities, and financing activities for the stated periods:

		Year ended January 31,		
(in thousands)		2024		2023
Net cash provided by operating activities	$	242,826	$	150,650
Net cash used in investing activities		(46,074)		(119,127)
Net cash used in financing activities		(47,039)		(2,671)
Increase in cash and cash equivalents		149,713		28,852
Beginning cash and cash equivalents		254,266		225,414
Ending cash and cash equivalents	$	403,979	$	254,266

Cash flows from operating activities.   Net cash provided by operating activities increased by $92.2 million, primarily due to increased cash receipts with respect to our custodial revenue, partially offset by an increase in cash payments for income taxes, personnel-related expenses, and interest expense during the fiscal year ended January 31, 2024.

Cash flows from investing activities. Net cash used in investing activities decreased by $73.1 million, due to a $67.3 million decrease in cash used for HSA portfolio acquisitions, a $4.1 million decrease in cash used for purchases of software and capitalized software development costs, and a $1.7 million decrease in cash used for purchases of property and equipment.

Cash flows from financing activities. Net cash used in financing activities increased by $44.4 million, primarily due to a $45.6 million increase in principal payments related to our long-term debt.

Contractual obligations

See Note 7—Commitments and contingencies for information about our contractual obligations.

Off-balance sheet arrangements

As of January 31, 2024, other than outstanding letters of credit issued under our Revolving Credit Facility, we did not have any off-balance sheet arrangements. The standby letters of credit generally expire within one year. However, in the ordinary course of business, we will continue to renew or modify the terms of the letters of credit to support business requirements. The letters of credit are contingent liabilities, supported by our Revolving Credit Facility, and are not reflected on our consolidated balance sheets.

Critical accounting policies and significant management estimates

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable in the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that there are several accounting policies that are critical to understanding our business and prospects for future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management's judgment and estimates. These significant policies and our procedures related to these policies are described in detail below.

Capitalized software development costs

We account for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification, or ASC, 350-40, *Internal-Use Software*. Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred that are directly attributable to developing or obtaining software for internal use incurred in the application development stage are capitalized. Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Valuation of long-lived assets including goodwill and intangible assets

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, discount rates and revenue growth rates, net of attrition, related to acquired customer relationships. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities affects our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

We review goodwill for impairment at least annually or more frequently if events or changes in circumstances would more likely than not reduce the fair value of our single reporting unit below its carrying value. The Company's annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements.

Long-lived assets, including property and equipment and intangible assets are reviewed for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate from the use and eventual disposition. If such review indicates that the carrying amount of property and equipment and intangible assets is not recoverable, the carrying amount of such assets is reduced to fair value. We have not recorded any significant impairment charges during the years presented.

Recent accounting pronouncements

See Note 1—Summary of business and significant accounting policies within the financial statements included in this Form 10-K for further discussion.

Item 7A. Quantitative and qualitative disclosures about market risk

Market risk

Concentration of market risk.   We derive a substantial portion of our revenue from providing services to tax-advantaged healthcare account holders. A significant downturn in this market or changes in state and/or federal laws impacting the preferential tax treatment of healthcare accounts such as HSAs could have a material adverse effect on our results of operations. During the fiscal years ended January 31, 2024, 2023, and 2022, no one customer accounted for greater than 10% of our total revenue. We monitor market and regulatory changes regularly and make adjustments to our business if necessary.

Inflation.   Inflationary factors may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, the current high rate of inflation may have an adverse effect on our ability to maintain current levels of expenses as a percentage of revenue if our revenue does not correspondingly increase with inflation.

Concentration of credit risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of cash and cash equivalents. We maintain our cash and cash equivalents in bank and other depository accounts, which frequently may exceed federally insured limits. Our cash and cash equivalents as of January 31, 2024 and 2023 were $404.0 million and $254.3 million, respectively, the vast majority of which was not covered by federal depository insurance. We have not experienced any material losses in such accounts. Our accounts receivable balance as of January 31, 2024 and 2023 was $104.9 million and $96.8 million, respectively. We have not experienced any significant write-offs to our accounts receivable and believe that we are not exposed to significant credit risk with respect to our accounts receivable. We continue to monitor our credit risk and place our cash and cash equivalents with reputable financial institutions.

Interest rate risk

HSA Assets and Client-held funds.   HSA Assets consist of custodial HSA funds we hold in custody on behalf of our members. As of January 31, 2024 and 2023, we held in custody HSA Assets of $25.2 billion and $22.1 billion, respectively. As a non-bank custodian, we contract with our Depository Partners and insurance company partners to hold HSA cash on behalf of our members, and we earn a significant portion of our total revenue from interest paid to us by these partners. HSA cash held by our insurance company partners is held in group annuity contracts or similar arrangements. The lengths of our agreements with Depository Partners typically range from three to five years and have either fixed or variable interest rates. As HSA Assets increase and existing contracts with Depository Partners expire, we seek to enter into new contracts with Depository Partners and insurance company partners, the terms of which are impacted by the then-prevailing interest rate environment. We believe that increased participation in our Enhanced Rates offering, diversification of Depository Partners and insurance company partners, and varied contract terms, substantially reduces our exposure to short-term fluctuations in prevailing interest rates and mitigates the short-term impact of a sustained increase or decline in prevailing interest rates on our custodial revenue. A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the interest rate yield, or yield, available to us and thus the amount of the custodial revenue we can realize. Conversely, a sustained increase in prevailing interest rates can increase our yield. An increase in our yield would increase our custodial revenue as a percentage of total revenue. In addition, if our yield increases, we expect the spread to also increase between the interest offered to us by our Depository Partners and insurance company partners and the interest retained by our members, thus increasing our profitability. However, we may be required to increase the interest retained by our members in a rising prevailing interest rate environment. Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

Client-held funds are interest earning deposits from which we generate custodial revenue. As of January 31, 2024 and 2023, we held Client-held funds of $842 million and $901 million, respectively. These deposits are amounts remitted by Clients and held by us on their behalf to pre-fund and facilitate administration of our other CDBs. These deposits are held with Depository Partners. We deposit the Client-held funds with our Depository Partners in interest-bearing demand deposit accounts that have a floating interest rate and no set term or duration. A sustained decline in prevailing interest rates may negatively affect our business by reducing the size of the yield available to us and thus the amount of the custodial revenue we can realize from Client-held funds. Conversely, a sustained increase in prevailing interest rates may increase our yield. Changes in prevailing interest rates are driven by macroeconomic trends and government policies over which we have no control.

Cash and cash equivalents.   We consider all highly liquid investments purchased with an original maturity of three months or less to be unrestricted cash equivalents. Our unrestricted cash and cash equivalents are held in institutions in the U.S. and include deposits in a money market account that is unrestricted as to withdrawal or use. As of January 31, 2024 and 2023, we had unrestricted cash and cash equivalents of $404.0 million and $254.3 million, respectively. Due to the short-term nature of these instruments, we believe that we do not have any material exposure to changes in the fair value of our cash and cash equivalents as a result of changes in interest rates.

Long-term debt.   As of January 31, 2024 and 2023, we had $286.9 million and $341.3 million, respectively, outstanding under our Term Loan Facility and no amounts drawn under our Revolving Credit Facility. In connection with the BenefitWallet HSA portfolio acquisition, which is expected to close in multiple tranches during the first half of fiscal 2025, we expect to borrow approximately 50% of the purchase price and related costs using our Revolving Credit Facility with the actual percentages to be determined in connection with the payment for each tranche. Our overall interest rate sensitivity under these credit facilities is primarily influenced by any amounts borrowed and the prevailing interest rates on these instruments. The stated interest rate on our Term Loan Facility and Revolving Credit Facility is variable and was 6.69% and 6.31% at January 31, 2024 and 2023, respectively. Accordingly, we may incur additional expense if interest rates increase in future periods. For example, a one percent increase in the interest rate on the amount outstanding under our credit facilities at January 31, 2024 would result in approximately $2.9 million of additional interest expense over the next 12 months. The interest rate on our $600 million of unsecured Senior Notes due 2029 is fixed at 4.50%.

Item 8. Financial statements and Supplementary Data

HealthEquity, Inc. and subsidiaries

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of HealthEquity, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of HealthEquity, Inc. and its subsidiaries (the "Company") as of January 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended January 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on internal control over financial reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Service Revenue Recognition

As described in Note 1 to the consolidated financial statements, the Company's primary sources of revenue are service, custodial, and interchange revenue. The Company's service revenue was $455.7 million for the year ended January 31, 2024. To generate service revenue, the Company administers its platforms, prepares statements, provides a mechanism for spending funds, and provides customer support services. All of these services are consumed as they are received. The Company recognizes service revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for those services, on a monthly basis as it satisfies its performance obligations.

The principal consideration for our determination that performing procedures relating to service revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process for service revenue. These procedures also included, among others, evaluating the recognition of service revenue for a sample of revenue transactions by obtaining confirmation from customers or obtaining and inspecting source documents, including invoices, sales contracts, and cash receipts.

/s/ PricewaterhouseCoopers LLP
Salt Lake City, Utah
March 22, 2024

We have served as the Company's auditor since 2013.

HealthEquity, Inc. and subsidiaries
Consolidated balance sheets

(in thousands, except par value)		January 31, 2024		January 31, 2023
Assets				
Current assets				
Cash and cash equivalents	$	403,979	$	254,266
Accounts receivable, net of allowance for doubtful accounts of $3,947 and $4,989 as of January 31, 2024 and 2023, respectively		104,893		96,835
Other current assets		48,564		31,792
Total current assets		557,436		382,893
Property and equipment, net		6,013		12,862
Operating lease right-of-use assets		48,380		56,461
Intangible assets, net		835,948		936,359
Goodwill		1,648,145		1,648,145
Other assets		67,868		52,180
Total assets	$	3,163,790	$	3,088,900
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	12,041	$	13,899
Accrued compensation		49,608		45,835
Accrued liabilities		46,038		43,668
Current portion of long-term debt		—		17,500
Operating lease liabilities		9,404		10,159
Total current liabilities		117,091		131,061
Long-term liabilities				
Long-term debt, net of issuance costs		874,972		907,838
Operating lease liabilities, non-current		48,766		58,988
Other long-term liabilities		19,270		12,708
Deferred tax liability		68,670		82,665
Total long-term liabilities		1,011,678		1,062,199
Total liabilities		1,128,769		1,193,260
Commitments and contingencies (see Note 7)				
Stockholders' equity				
Preferred stock, $0.0001 par value, 100,000 shares authorized, no shares issued and outstanding as of January 31, 2024 and 2023		—		—
Common stock, $0.0001 par value, 900,000 shares authorized, 86,127 and 84,758 shares issued and outstanding as of January 31, 2024 and 2023, respectively		9		8
Additional paid-in capital		1,829,384		1,745,716
Accumulated earnings		205,628		149,916
Total stockholders' equity		2,035,021		1,895,640
Total liabilities and stockholders' equity	$	3,163,790	$	3,088,900

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of operations and comprehensive income (loss)

(in thousands, except per share data)		Year ended January 31,				
		2024		2023		2022
Revenue						
Service revenue	$	455,690	$	452,026	$	443,608
Custodial revenue		386,594		261,282		186,119
Interchange revenue		157,303		148,440		126,829
Total revenue		999,587		861,748		756,556
Cost of revenue						
Service costs		317,357		318,516		291,618
Custodial costs		32,502		26,101		19,492
Interchange costs		27,091		25,196		20,681
Total cost of revenue		376,950		369,813		331,791
Gross profit		622,637		491,935		424,765
Operating expenses						
Sales and marketing		79,273		68,849		58,605
Technology and development		218,811		193,375		157,364
General and administrative		103,656		97,472		85,438
Amortization of acquired intangible assets		92,763		94,586		82,791
Merger integration		10,435		28,596		64,805
Total operating expenses		504,938		482,878		449,003
Income (loss) from operations		117,699		9,057		(24,238)
Other expense						
Interest expense		(55,455)		(48,424)		(36,572)
Other income (expense), net		12,796		1,271		(5,931)
Total other expense		(42,659)		(47,153)		(42,503)
Income (loss) before income taxes		75,040		(38,096)		(66,741)
Income tax provision (benefit)		19,328		(11,953)		(22,452)
Net income (loss) and comprehensive income (loss)	$	55,712	$	(26,143)	$	(44,289)
Net income (loss) per share:						
Basic	$	0.65	$	(0.31)	$	(0.53)
Diluted	$	0.64	$	(0.31)	$	(0.53)
Weighted-average number of shares used in computing net income (loss) per share:						
Basic		85,564		84,442		83,133
Diluted		86,957		84,442		83,133

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of stockholders' equity

(in thousands)	Common stock		Additional paid-in capital	Accumulated earnings	Total stockholders' equity
	Shares	Amount			
Balance as of January 31, 2021	77,168	$ 8	$ 1,158,372	$ 220,348	$ 1,378,728
Issuance of common stock:					
Issuance of common stock upon exercise of options, and for restricted stock	862	—	8,746	—	8,746
Other issuance of common stock	5,750	—	456,640	—	456,640
Stock-based compensation	—	—	52,750	—	52,750
Net loss	—	—	—	(44,289)	(44,289)
Balance as of January 31, 2022	83,780	$ 8	$ 1,676,508	$ 176,059	$ 1,852,575
Issuance of common stock:					
Issuance of common stock upon exercise of options, and for restricted stock	978	—	6,594	—	6,594
Stock-based compensation	—	—	62,614	—	62,614
Net loss	—	—	—	(26,143)	(26,143)
Balance as of January 31, 2023	84,758	$ 8	$ 1,745,716	$ 149,916	$ 1,895,640
Issuance of common stock:					
Issuance of common stock upon exercise of options, and for restricted stock	1,369	1	6,517	—	6,518
Stock-based compensation	—	—	77,151	—	77,151
Net income	—	—	—	55,712	55,712
Balance as of January 31, 2024	86,127	$ 9	$ 1,829,384	$ 205,628	$ 2,035,021

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of cash flows

(in thousands)	Year ended January 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income (loss)	$ 55,712	$ (26,143)	$ (44,289)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	153,078	161,201	137,188
Stock-based compensation	77,151	62,614	52,750
Impairment of right-of-use assets	—	—	11,246
Amortization of debt issuance costs	2,852	3,261	4,448
Loss on extinguishment of debt	1,157	—	4,049
Change in fair value of contingent consideration	—	—	(2,147)
Gains on equity securities	—	—	(1,677)
Other non-cash items	—	268	1,232
Deferred taxes	(13,995)	(17,181)	(23,430)
Changes in operating assets and liabilities:			
Accounts receivable	(8,058)	(9,570)	(11,204)
Other assets	(32,790)	4,620	7,464
Operating lease right-of-use assets	10,190	8,244	15,235
Accrued compensation	2,951	(1,282)	(3,657)
Accounts payable, accrued liabilities, and other current liabilities	(204)	(26,673)	(2,178)
Operating lease liabilities, non-current	(11,780)	(7,232)	(9,412)
Other long-term liabilities	6,562	(1,477)	5,377
Net cash provided by operating activities	242,826	150,650	140,995
Cash flows from investing activities:			
Business combinations, net of cash acquired	—	—	(504,533)
Purchases of software and capitalized software development costs	(41,123)	(45,173)	(62,708)
Acquisitions of HSA portfolios	(3,257)	(70,583)	(65,465)
Purchases of property and equipment	(1,694)	(3,371)	(8,908)
Proceeds from sale of equity securities	—	—	2,367
Net cash used in investing activities	(46,074)	(119,127)	(639,247)
Cash flows from financing activities:			
Principal payments on long-term debt	(54,375)	(8,750)	(1,003,125)
Proceeds from long-term debt	—	—	950,000
Payment of debt issuance costs	—	—	(11,920)
Proceeds from follow-on equity offering, net of payments for offering costs	—	—	456,640
Settlement of client-held funds obligation, net	865	(603)	(486)
Proceeds from exercise of common stock options	6,471	6,682	9,754
Payment of contingent consideration	—	—	(6,000)
Net cash provided by (used in) financing activities	(47,039)	(2,671)	394,863
Increase (decrease) in cash and cash equivalents	149,713	28,852	(103,389)
Beginning cash and cash equivalents	254,266	225,414	328,803
Ending cash and cash equivalents	$ 403,979	$ 254,266	$ 225,414

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Consolidated statements of cash flows (continued)

(in thousands)		Year ended January 31,		
		2024	2023	2022
Supplemental cash flow data:				
Interest expense paid in cash	$	49,560	$ 43,570	$ 16,107
Income tax payments (refunds), net		35,352	1,526	(5,632)
Supplemental disclosures of non-cash investing and financing activities:				
Purchases of software and capitalized software development costs included in accounts payable, accrued liabilities, or accrued compensation		3,145	3,595	4,640
Purchases of property and equipment included in accounts payable or accrued liabilities		263	69	1,414
Acquisitions of HSA portfolios included in accounts payable or accrued liabilities		—	—	1,692
Decrease (increase) in goodwill due to measurement period adjustments, net		—	(2,309)	19
Exercise of common stock options receivable		429	382	470

The accompanying notes are an integral part of the consolidated financial statements.

HealthEquity, Inc. and subsidiaries
Notes to consolidated financial statements

Note 1. <u>Summary of business and significant accounting policies</u>

Business

HealthEquity, Inc. ("HealthEquity" or the "Company") was incorporated in the state of Delaware on September 18, 2002. HealthEquity is a leader in administering health savings accounts ("HSAs") and complementary consumer-directed benefits ("CDBs"), which empower consumers to access tax-advantaged healthcare savings while also providing corporate tax advantages for employers.

In February 2006, HealthEquity received designation by the U.S. Department of Treasury to act as a passive non-bank custodian, which allows HealthEquity to hold custodial assets for individual account holders. On July 24, 2017, HealthEquity received designation by the U.S. Department of Treasury to act as both a passive and non-passive non-bank custodian, which allows HealthEquity to hold custodial assets for individual account holders and use discretion to direct investment of such assets held. As a passive and non-passive non-bank custodian according to Treasury Regulations section 1.408-2(e)(5)(ii)(B), the Company must maintain net worth (assets minus liabilities) greater than the sum of 2% of passive custodial funds held at each fiscal year-end and 4% of the non-passive custodial funds held at each fiscal year-end in order to take on additional custodial assets. As of January 31, 2024, the Company's year-end for trust and tax purposes, the net worth of the Company exceeded the required thresholds.

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, or GAAP. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States and have been consistently applied in the preparation of the consolidated financial statements.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The reclassifications relate primarily to recordkeeping and advisory fees associated with HSA investments of $25.6 million, $21.8 million, and $16.7 million for the fiscal years ended January 31, 2024, 2023, and 2022, respectively, which were reclassified from custodial revenue to service revenue to better align the Company's financial statement presentation with the underlying drivers of the Company's revenue streams. The Company also reclassified certain immaterial personnel-related costs from custodial costs to service costs or general and administrative costs. The reclassifications had no impact on the Company's total revenue, income (loss) from operations, net income (loss), cash flows, or stockholders' equity. See Note 13—Selected quarterly financial data for additional information and the impact of the reclassifications by quarter.

Principles of consolidation

The Company consolidates entities in which the Company has a controlling financial interest, which includes all of its wholly owned direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Segments

The Company operates in one segment, which reflects the way in which its chief operating decision maker, the Chief Executive Officer, reviews the Company's financial performance and makes decisions about resource allocation. All long-lived assets are maintained in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents were held in institutions in the U.S. and include deposits in a money market account that was unrestricted as to withdrawal or use.

Client-held funds

Many of the Company's client services agreements with employers (referred to as "Clients") provide that Clients remit funds to the Company to pre-fund Client and employee participant contributions related to flexible spending accounts and health reimbursement arrangements ("FSAs" and "HRAs," respectively) and commuter accounts.

These Client-held funds remitted to the Company do not represent cash assets of the Company to the extent that they are not combined with corporate cash, and accordingly are not included in cash and cash equivalents on the Company's consolidated balance sheets.

Accounts receivable

Accounts receivable represent monies due to the Company for monthly service revenue, custodial revenue and interchange revenue. The Company maintains an allowance for doubtful accounts to reserve for expected credit losses from trade receivables considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. In evaluating the Company's ability to collect outstanding receivable balances, the Company considers various factors including macroeconomic variables, the age of the balance, the creditworthiness of the customer, which is assessed based on ongoing credit evaluations and payment history, and the customer's current financial condition.

Other assets

Other assets consist primarily of contract costs, prepaid expenditures, debt issuance costs, income tax receivables, and various other assets. Amounts expected to be recouped or recognized over a period of twelve months or less have been classified as current in the accompanying consolidated balance sheets.

Leases

The Company determines if a contract contains a lease at inception or any modification of the contract. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a specified period in exchange for consideration. Control over the use of the identified asset means the lessee has both (a) the right to obtain substantially all of the economic benefits from the use of the asset and (b) the right to direct the use of the asset.

Leases with an expected term of 12 months or less at commencement are not accounted for on the balance sheet. All operating lease expense is recognized on a straight-line basis over the expected lease term. Certain leases also include obligations to pay for non-lease services, such as utilities and common area maintenance. The services are accounted for separately from lease components, and the Company allocates payments to the lease and other services components based on estimated stand-alone prices.

Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the expected lease term at commencement date. As the rate implicit in each lease is not readily determinable, management uses the Company's incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

Property and equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of individual assets. The useful life for leasehold improvements is the shorter of the estimated useful life or the term of the lease ranging from 3-5 years. The useful life used for computing depreciation for all other asset classes is described below:

Computer equipment	3-5 years
Furniture and fixtures	5 years

Maintenance and repairs are expensed when incurred, and improvements that extend the economic useful life of an asset are capitalized. Gains and losses on the disposal of property and equipment are reflected in operating expenses.

Intangible assets, net

Intangible assets are carried at cost and amortized, typically, on a straight-line basis over their estimated useful lives. The useful life used for computing amortization for all intangible asset classes is described below:

Software and software development costs	3 years
Acquired customer relationships	7-15 years
Acquired developed technology	2-5 years
Acquired trade names and trademarks	3 years
Acquired HSA portfolios	15 years

The Company accounts for the costs of computer software developed or obtained for internal use in accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*. Costs incurred during operation and post-implementation stages are charged to expense. Costs incurred during the application development stage that are directly attributable to developing or obtaining software for internal use are capitalized. Management's judgment is required in determining the point when various projects enter the stages at which costs may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized.

Acquired customer relationships, developed technology, and trade names and trademarks are valued utilizing the discounted cash flow method, a form of the income approach. The useful lives of acquired customer relationships were estimated based on discount rates and revenue growth rates, net of attrition. The useful lives of developed technology and trade names were estimated based on expected obsolescence. The Company expenses the assets straight-line over the useful lives and determined that this amortization method is appropriate to reflect the pattern over which the economic benefits of these acquired assets are realized.

Acquired HSA portfolios consist of the contractual rights to administer the activities related to the individual HSAs acquired. The Company used its HSA customer relationship period assumption and the historical attrition rates of member accounts to determine that an average useful life of 15 years and the use of a straight-line amortization method are appropriate to reflect the pattern over which the economic benefits of existing member assets are realized.

The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized but is tested for impairment annually on January 31 or more frequently if events or changes in circumstances indicate that the asset may be impaired. The Company's impairment tests are based on a single operating segment and reporting unit structure. The goodwill impairment test involves a qualitative assessment to compare a reporting unit's fair value to its carrying value. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value, a quantitative comparison is made between the Company's market capitalization and the carrying value of the reporting unit, including goodwill. If the carrying value of the reporting unit exceeds its fair value, an impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value.

Self-insurance

The Company is self-insured for medical insurance up to certain annual stop-loss limits. The Company establishes a liability as of the balance sheet date for claims, both reported and incurred but not reported, using currently available information as well as historical claims experience, and as determined by an independent third party.

Other long-term liabilities

Other long-term liabilities consists of long-term deferred revenue and other liabilities that the Company does not expect to settle within one year.

Revenue recognition

The Company recognizes revenue when control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Company satisfies a performance obligation.

Disaggregation of revenue.   The Company's primary sources of revenue are service, custodial, and interchange revenue and are disclosed in the consolidated statements of operations and comprehensive income (loss). All of the Company's sources of revenue are deemed to be revenue contracts with customers. Each revenue source is affected differently by economic factors as it relates to the nature, amount, timing and uncertainty.

Costs to obtain a contract.   ASC 606, *Revenue from contracts with customers*, requires capitalizing the costs of obtaining a contract when those costs are expected to be recovered.

In order to determine the amortization period for sales commissions contract costs, the Company applied the portfolio approach. Accordingly, the amortization period of the assets has been determined to be the average economic life of an HSA or other CDB relationship, which is estimated to be 15 years and 7 years, respectively. Amortization of capitalized sales commission contract costs is included in sales and marketing expenses in the consolidated statements of operations and comprehensive income (loss). The Company has applied the practical expedient which allows an entity to account for incremental costs of obtaining a contract at a portfolio level. The Company has also applied the practical expedient to recognize incremental costs of obtaining contracts as an expense when incurred if the amortization period would have been one year or less.

Performance obligations.   ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations; however, as permitted by ASC 606, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria.

Service revenue.   The Company administers its platforms, prepares statements, provides a mechanism for spending funds, and provides customer support services. In addition, once a member's HSA cash balance reaches a certain threshold, the member is able to invest his or her HSA assets through the Company's investment partner from which the Company earns recordkeeping and advisory fees, calculated as a percentage of the member's HSA investments. All of these services are consumed as they are received. The Company recognizes service revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for those services, on a monthly basis as it satisfies its performance obligations.

Custodial revenue.   The Company earns custodial revenue primarily from HSA assets deposited with depository partners or placed in group annuity contracts or similar arrangements with insurance company partners and Client-held funds deposited with depository partners. The placement of funds represents a service that is simultaneously received and consumed by the depository partners and insurance company partners. The Company recognizes custodial revenue each month, in an amount that reflects the consideration it expects to be entitled to in exchange for the service.

Interchange revenue.   The Company satisfies its interchange performance obligation each time payments are made with its cards via payment networks. The Company recognizes interchange revenue, in an amount that reflects the consideration it expects to be entitled to in exchange for the service, in the month the payment transaction occurs.

Contract balances.   The Company does not recognize revenue until its right to consideration is unconditional and therefore has no related contract assets. The Company records a receivable when revenue is recognized prior to payment and the Company has unconditional right to payment. Alternatively, when payment precedes the related services, the Company records a contract liability, or deferred revenue, until its performance obligations are satisfied.

Significant judgments.   The Company makes no significant judgments in determining the amount or timing of revenue recognition. The Company has estimated the average economic life of an HSA or CDB member relationship, which has been determined to be the amortization period for the capitalized sales commissions contract costs.

Cost of revenue

The Company incurs cost of revenue related to servicing member accounts, managing customer and partner relationships, and processing reimbursement claims. Expenditures include personnel-related costs, depreciation, amortization, stock-based compensation, common expense allocations, new member and participant supplies, and other operating costs of the member account servicing departments. Other components of the Company's cost of revenue include interest retained by members on custodial assets held and interchange costs incurred in connection with processing card transactions initiated by members.

Stock-based compensation

The Company grants restricted stock units ("RSUs") to certain team members, executive officers, and directors. Historically, the Company also granted stock options and restricted stock awards ("RSAs") under the Incentive Plan. The Company recognizes compensation expense for stock-based awards based on the grant date estimated fair value. Expense for stock-based awards is generally recognized on a straight-line basis over the requisite service period and is reversed as pre-vesting forfeitures occur. The fair value of stock options was determined using the Black-Scholes option pricing model. The determination of fair value for stock options on the date of grant using an option pricing model requires management to make certain assumptions regarding a number of complex and subjective variables. The fair value of RSUs is based on the current value of the Company's closing stock price on the date of grant less the present value of future expected dividends discounted at the risk-free interest rate.

For stock-based awards with performance conditions, the Company evaluates the probability of achieving the performance criteria and of the number of shares that are expected to vest, and compensation expense is then adjusted to reflect the number of shares expected to vest and the requisite service period. For awards with performance conditions, compensation expense is recognized using the graded-vesting attribution method in accordance with the provisions of ASC 718, *Compensation—Stock Compensation* ("Topic 718"). Compensation expense related to stock-based awards with market conditions is recorded on a straight-line basis over the requisite service period regardless of whether the market condition is satisfied.

Upon the exercise of a stock option or release of an RSU, common shares are issued from authorized, but not outstanding, common stock.

Interest expense

Interest expense consists primarily of accrued interest expense and amortization of deferred financing costs associated with long-term debt.

Income tax provision (benefit)

The Company accounts for income taxes and the related accounts under the asset and liability method as set forth in ASC 740, *Income Taxes*. Under this method, current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current fiscal year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, for net operating losses, and for tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for when it is more likely than not that some or all of the deferred tax assets may not be realized in future years.

The Company recognizes the tax benefit from an uncertain tax position taken or expected to be taken in a tax return using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authorities, based on the technical merits of the position. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit in the financial statements as the largest benefit that has a greater than 50% likelihood of being sustained upon settlement. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as a component of other income (expense), net in the consolidated statements of operations and comprehensive income (loss). Changes in facts and circumstances could have a material impact on the Company's effective tax rate and results of operations.

Asset acquisitions

The Company routinely acquires rights to be the custodian of HSA portfolios, in which substantially all of the fair value of the gross portfolio assets acquired is concentrated in a group of similar HSA assets and therefore the acquisitions do not constitute a business. Accordingly, the acquisitions are accounted for under the asset acquisition method of accounting in accordance with ASC 805-50, *Business Combinations—Related Issues*. Under the asset acquisition method of accounting, the Company is required to fair value the assets transferred. The cost of the assets acquired, including transaction costs incurred in conjunction with an asset acquisition, is allocated to the individual assets acquired based on their relative fair values and does not give rise to goodwill.

Business combinations

Consideration paid for the acquisition of a business as defined by ASC 805-10 is allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date.

Acquisition-related expenses incurred in conjunction with the acquisition of a business are recognized in earnings in the period in which they are incurred and are included in other income (expense), net on the consolidated statements of operations and comprehensive income (loss).

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management has made estimates for the allowance for doubtful accounts, capitalized software development costs, evaluating goodwill and long-lived assets for impairment, useful lives of property and equipment and intangible assets, accrued compensation, accrued liabilities, grant date fair value of stock options and performance restricted stock units and restricted stock awards, and income taxes. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

None.

Recently issued accounting pronouncements not yet adopted

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount and description of other segment items, interim disclosure of a reportable segment's profit or loss and assets, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. The ASU requires public companies with a single reportable segment to provide the segment disclosures required by Topic 280 and will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. We are currently evaluating the ASU to determine its impact on our disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This guidance will be effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We are currently evaluating the ASU to determine its impact on our income tax disclosures.

Note 2. <u>Net income (loss) per share</u>

The following table sets forth the computation of basic and diluted net income (loss) per share:

(in thousands, except per share data)	Year ended January 31,		
	2024	2023	2022
Numerator (basic and diluted):			
Net income (loss)	$ 55,712	$ (26,143)	$ (44,289)
Denominator (basic):			
Weighted-average common shares outstanding	85,564	84,442	83,133
Denominator (diluted):			
Weighted-average common shares outstanding	85,564	84,442	83,133
Weighted-average dilutive effect of stock options and restricted stock units	1,393	—	—
Diluted weighted-average common shares outstanding	86,957	84,442	83,133
Net income (loss) per share:			
Basic	$ 0.65	$ (0.31)	$ (0.53)
Diluted	$ 0.64	$ (0.31)	$ (0.53)

For the fiscal years ended January 31, 2024, 2023 and 2022, 0.6 million, 2.5 million, and 1.8 million shares, respectively, attributable to outstanding stock options and restricted stock units were excluded from the calculation of diluted net income (loss) per share as their inclusion would have been anti-dilutive.

Note 3. <u>Business combinations</u>

Luum acquisition

On March 8, 2021, the Company acquired 100% of the outstanding capital stock of Fort Effect Corp, d/b/a Luum (the "Luum Acquisition"). The aggregate purchase price for the acquisition consisted of $56.2 million in cash, which reflects a $2.1 million reduction in the fair value of contingent consideration during the fiscal year ended January 31, 2022.

The Luum Acquisition was accounted for under the acquisition method of accounting for business combinations. The consideration paid was allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date. The initial allocation of the consideration paid was based on a preliminary valuation and was subject to adjustment during the measurement period (up to one year from the acquisition date). The purchase price allocation was finalized during the three months ended April 30, 2022.

The following table summarizes the Company's allocation of the consideration paid:

(in thousands)	Estimated fair value	Adjustments	Updated Allocation
Cash and cash equivalents	$ 626	$ —	$ 626
Other current assets	1,469	—	1,469
Intangible assets	23,900	—	23,900
Goodwill	36,374	(19)	36,355
Other assets	100	—	100
Current liabilities	(597)	—	(597)
Deferred tax liability	(3,566)	19	(3,547)
Total consideration paid	$ 58,306	$ —	$ 58,306

The adjustments to the initial allocation were based on more detailed information obtained about the specific assets acquired, liabilities assumed, and tax-related matters.

Further acquisition

On November 1, 2021, the Company completed its acquisition of the Further business (other than Further's voluntary employee beneficiary association business) for $455 million (the "Further Acquisition").

The Further Acquisition was accounted for under the acquisition method of accounting for business combinations. The consideration paid was allocated to the tangible and intangible assets acquired and liabilities assumed based on their fair values as of the acquisition date. The initial allocation of the consideration paid was based on a preliminary valuation and was subject to adjustment during the measurement period (up to one year from the acquisition date). The purchase price allocation was finalized during the three months ended January 31, 2023.

The following table summarizes the Company's allocation of the consideration paid:

(in thousands)	Estimated fair value	Adjustments	Updated Allocation
Current assets	$ 2,667	$ (163)	$ 2,504
Intangible assets	172,183	—	172,183
Goodwill	282,287	2,309	284,596
Current liabilities	(2,137)	(2,146)	(4,283)
Total consideration paid	$ 455,000	$ —	$ 455,000

The adjustments to the initial allocation were based on more detailed information obtained about the specific assets acquired, liabilities assumed, and tax-related matters.

Note 4. Supplemental financial statement information

Selected consolidated balance sheet and consolidated statement of operations and comprehensive income (loss) components consisted of the following:

Allowance for doubtful accounts

As of January 31, 2024 and 2023, the Company had an allowance for doubtful accounts of $3.9 million and $5.0 million, respectively. During the fiscal years ended January 31, 2024, 2023, and 2022, the Company recorded credit losses from trade receivables of $1.7 million, $2.1 million, and $3.3 million, respectively.

Prepaid expenses

As of January 31, 2024 and 2023, the Company had prepaid expenses of $31.2 million and $20.1 million, respectively, which are included within other current assets on the Company's consolidated balance sheets.

Costs to obtain a contract

As of January 31, 2024 and 2023, the net amount capitalized as contract costs was $52.1 million and $44.0 million, respectively, which is included in other current assets and other assets. Amortization of capitalized contract costs during the fiscal years ended January 31, 2024, 2023, and 2022 was $5.4 million, $4.4 million, and $4.3 million, respectively.

Property and equipment

Property and equipment consisted of the following as of January 31, 2024 and 2023:

(in thousands)	January 31, 2024	January 31, 2023
Leasehold improvements	$ 14,455	$ 18,269
Furniture and fixtures	7,087	8,392
Computer equipment	25,489	28,021
Property and equipment, gross	47,031	54,682
Accumulated depreciation	(41,018)	(41,820)
Property and equipment, net	$ 6,013	$ 12,862

Depreciation expense for the fiscal years ended January 31, 2024, 2023 and 2022 was $8.8 million, $12.3 million and $14.7 million, respectively.

Contract balances

As of January 31, 2024 and 2023, the balance of deferred revenue was $6.2 million and $8.3 million, respectively. The balances are related to cash received in advance for interchange and custodial revenue arrangements, other up-front fees and other commuter deferred revenue. The Company expects to recognize approximately 77% of its balance of deferred revenue as revenue over the next 12 months and the remainder thereafter. Amounts expected to be recognized as revenue within a period of twelve months or less are classified as accrued liabilities in the Company's consolidated balance sheets, with the remainder included within other long-term liabilities. Revenue recognized during the fiscal year that was included in the beginning balance of deferred revenue was $4.8 million. The Company expects to satisfy its remaining obligations for these arrangements.

Other income (expense), net

Other income (expense), net, consisted of the following:

| | | Year ended January 31, | |
(in thousands)	2024	2023	2022
Interest income	$ 12,138	$ 1,763	$ 1,501
Gain on equity securities	—	—	1,692
Acquisition costs	—	(53)	(10,832)
Other miscellaneous income (expense)	658	(439)	1,708
Total other income (expense), net	$ 12,796	$ 1,271	$ (5,931)

Interest expense

Based on the application of ASC 470-50, Debt - Modifications and Extinguishments, the Company recorded debt extinguishment losses of $1.2 million and $4.0 million during the fiscal years ended January 31, 2024 and 2022, respectively, which are included within interest expense in the consolidated statements of operations and comprehensive income (loss).

Note 5. Leases

The Company has entered into various non-cancelable operating lease agreements for office space, data storage facilities, and other leases with remaining lease terms of less than 1 year to approximately 7 years, often with one or more Company options to renew. These renewal terms can extend the lease term from 2 to 10 years and are included in the lease term when it is reasonably certain that the Company will exercise the option.

The components of operating lease costs were as follows:

| | | Year ended January 31, | |
(in thousands)	2024	2023	2022
Operating lease expense	$ 9,437	$ 11,371	$ 14,762
Sublease income	(2,680)	(2,187)	(1,836)
Net operating lease cost	$ 6,757	$ 9,184	$ 12,926

Weighted average lease term and discount rate were as follows:

	January 31, 2024	January 31, 2023
Weighted average remaining lease term	6.7 years	7.5 years
Weighted average discount rate	4.3 %	4.3 %

Lease liabilities were as follows:

(in thousands)	January 31, 2024	January 31, 2023
Gross lease liabilities	$ 67,269	$ 81,313
Less: imputed interest	(9,099)	(12,166)
Present value of lease liabilities	58,170	69,147
Less: current portion of lease liabilities	(9,404)	(10,159)
Lease liabilities, non-current	$ 48,766	$ 58,988

As of January 31, 2024, the Company had an additional operating lease for office space that had not yet commenced with aggregate undiscounted lease payments of $1.9 million. The operating lease will commence during fiscal year 2025 and has a lease term of approximately 7 years.

Supplemental cash flow information related to the Company's operating leases was as follows:

		Year ended January 31,		
(in thousands)		2024		2023
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	10,900	$	12,533
Right-of-use assets obtained in exchange for lease obligations	$	2,109	$	1,092

During the fiscal year ended January 31, 2022, the Company recorded impairment losses on right-of-use assets of $11.2 million, which are included within merger integration expense in the consolidated statement of operations and comprehensive income (loss). The impairment losses related primarily to a right-of-use asset acquired through the acquisition of the Company's wholly owned subsidiary WageWorks, Inc. ("WageWorks"), which had a carrying value of $14.8 million prior to impairment and no corresponding lease liability. During the fiscal year ended January 31, 2022, the right-of-use asset met the criteria to be classified as held-for-sale and an impairment loss of $10.9 million was recognized. The remaining carrying value of $3.9 million was included within other current assets on the Company's consolidated balance sheet as of January 31, 2022. On March 24, 2022, the Company completed the sale of the asset for $3.9 million.

Note 6. <u>Intangible assets and goodwill</u>

Intangible assets

The gross carrying amount and associated accumulated amortization of intangible assets were as follows:

	January 31, 2024					
(in thousands)	Gross carrying amount		Accumulated amortization		Net carrying amount	
Amortizable intangible assets:						
Software and software development costs	$	267,498	$	(197,388)	$	70,110
Acquired HSA portfolios		264,445		(81,059)		183,386
Acquired customer relationships		759,782		(205,127)		554,655
Acquired developed technology		132,825		(105,049)		27,776
Acquired trade names		12,900		(12,879)		21
Total amortizable intangible assets	$	1,437,450	$	(601,502)	$	835,948

	January 31, 2023					
(in thousands)	Gross carrying amount		Accumulated amortization		Net carrying amount	
Amortizable intangible assets:						
Software and software development costs	$	233,194	$	(152,178)	$	81,016
Acquired HSA portfolios		261,188		(63,547)		197,641
Acquired customer relationships		759,782		(153,434)		606,348
Acquired developed technology		132,825		(81,692)		51,133
Acquired trade names		12,900		(12,679)		221
Total amortizable intangible assets	$	1,399,889	$	(463,530)	$	936,359

During the fiscal years ended January 31, 2024 and 2023, the Company capitalized $3.3 million and $68.9 million, respectively, to acquire the rights to act as a custodian of HSA portfolios.

Amortization expense for the fiscal years ended January 31, 2024, 2023, and 2022 was $144.3 million, $148.9 million and $122.5 million, respectively. Estimated amortization expense for the fiscal years ending January 31 is as follows:

Year ending January 31, (in thousands)		
2025	$	126,150
2026		97,732
2027		80,837
2028		67,550
2029		65,774
Thereafter		397,905
Total	$	835,948

Goodwill

The Company's annual goodwill impairment test resulted in no impairment charges in any of the periods presented in the accompanying consolidated financial statements. During the fiscal year ended January 31, 2023, goodwill increased by $2.3 million due to measurement period adjustments associated with the Further Acquisition and the Luum Acquisition. There were no changes to the carrying value of goodwill during the fiscal year ended January 31, 2024.

Note 7. Commitments and contingencies

Commitments

The following table summarizes the payments due by fiscal year for the Company's outstanding contractual obligations as of January 31, 2024:

	Payments due by fiscal year						
(in thousands)	2025	2026	2027	2028	2029	Thereafter	Total
4.50% Senior Notes due 2029 (1)	$ —	$ —	$ —	$ —	$ —	$ 600,000	$ 600,000
Term Loan Facility (1)	—	6,875	280,000	—	—	—	286,875
Interest on long-term debt obligations (2)	46,502	46,402	39,087	27,000	27,000	18,000	203,991
Operating lease obligations (3)	9,862	10,281	10,165	10,323	10,553	17,952	69,136
Other contractual obligations (4)	23,496	21,487	7,302	6,502	—	—	58,787
BenefitWallet HSA portfolio acquisition (5)	445,000	—	—	—	—	—	445,000
Total	$ 524,860	$ 85,045	$ 336,554	$ 43,825	$ 37,553	$ 635,952	$ 1,663,789

(1) As of January 31, 2024, the outstanding combined principal of $886.9 million is presented net of debt issuance costs on the consolidated balance sheets. The debt issuance costs are not included in the table above.

(2) Estimated interest payments assume the stated interest rates applicable to the Notes and Term Loan Facility as of January 31, 2024, which were 4.50% and 6.69% per annum, respectively.

(3) The Company leases office space and data storage facilities and has other non-cancelable operating leases expiring at various dates through 2030. These amounts exclude contractual sublease income of $16.3 million, which is expected to be received through December 2030.

(4) Other contractual obligations consist of processing services agreements, software subscriptions, and other contractual commitments.

(5) In September 2023, the Company entered into an agreement to acquire the BenefitWallet HSA portfolio from Conduent Business Services, LLC, for a purchase price of $425.0 million and reimbursement of up to $20.0 million of Conduent's transfer-related expenses. In addition, the Company expects to incur approximately $7.0 million of transaction costs associated with the acquisition.

Contingencies

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future but have not yet been made. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

Legal matters

In April 2021, WageWorks, a wholly owned subsidiary of the Company, exercised its right to terminate a lease for office space in Mesa, Arizona that had not yet commenced, with aggregate lease payments of $63.1 million and a term of approximately 11 years, following the landlord's failure to fulfill its obligations under the lease agreement (the "Lease"). WageWorks' right to terminate the Lease was disputed by the landlord, Union Mesa 1, LLC ("Union Mesa"), which claimed that the Lease had commenced on December 1, 2020. On November 5, 2021, Union Mesa notified WageWorks that it was in default of the Lease for failure to pay rent, which Union Mesa claimed was due beginning in November 2021, after 11 months of abated rent. On November 24, 2021, Union Mesa drew $2.8 million, the full amount under the letter of credit that WageWorks had posted to secure its obligations under the Lease. The Company recorded the $2.8 million draw as merger integration expense in the consolidated statement of operations and comprehensive income (loss). On December 1, 2021, WageWorks filed a lawsuit against Union Mesa in the Maricopa County Superior Court in the State of Arizona. On January 4, 2022, WageWorks filed an amended complaint, seeking a declaratory judgment that the Lease was properly terminated and recourse against Union Mesa for breach of contract, breach of the duty of good faith and fair dealing, and conversion, including return of the funds drawn under the letter of credit. In May and June 2022, Union Mesa filed an answer, counterclaim, and third-party complaint against WageWorks and the Company, denying WageWorks' claims and separately seeking recourse against WageWorks for breach of contract and breach of the implied covenant of good faith and fair dealing as well as against the Company under the terms of its guaranty of WageWorks' obligations under the Lease. On July 21, 2022, WageWorks and the Company filed an answer to the counterclaim and the third-party complaint on its declaratory judgment claim that WageWorks' termination was improper under the Lease. On December 8, 2023, representatives from the parties participated in a court-ordered mediation held in Phoenix, Arizona, which was unsuccessful. On December 29, 2023, the Superior Court issued an order denying Union Mesa's motion for partial summary judgment after finding that genuine issues of material fact exist. A trial is scheduled to start on December 9, 2024. WageWorks is seeking consequential damages relating to Union Mesa's breach of the Lease and conversion of the letter of credit, including consequential damages, pre-judgment interest, and its attorneys' fees. Union Mesa has denied liability for these damages. Through its claims, Union Mesa is seeking direct and consequential damages in an amount to be proven at trial and an award of its reasonable attorney fees, plus interest, until any damages or fees that are awarded are paid. According to Union Mesa, these damages include (i) all rent payments due under the Lease accruing from December 2, 2020 (including abated rent), (ii) late charges of 3% on past due amounts, (iii) interest on past due amounts at an interest rate of the prime rate plus 5%, (iv) costs incurred in reletting the premises, (v) attorneys' fees negotiating the lease and related agreements, and (vi) any other amounts necessary to compensate Union Mesa for the detriment proximately caused by WageWorks' alleged breach of the Lease. In addition, Union Mesa states that it intends to re-assert periodic actions against WageWorks to seek all amounts due from time to time through the remaining term of the Lease or until the premises are successfully relet.

The Company and its subsidiaries are involved in various other litigation, governmental proceedings and claims, not described above, that arise in the normal course of business. It is not possible to determine the ultimate outcome or the duration of such litigation, governmental proceedings or claims, or the impact that such litigation, proceedings and claims will have on the Company's financial position, results of operations, and cash flows.

As required under GAAP, the Company records a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information, the Company does not believe that any liabilities relating to these matters are probable or that the amount of any resulting loss is estimable. However, litigation is subject to inherent uncertainties and the Company's view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Company's financial position, results of operations and cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

Note 8. <u>Indebtedness</u>

Long-term debt consisted of the following:

(in thousands)	January 31, 2024	January 31, 2023
4.50% Senior Notes due 2029	$ 600,000	$ 600,000
Term Loan Facility	286,875	341,250
Principal amount	886,875	941,250
Less: unamortized discount and issuance costs (1)	11,903	15,912
Total debt, net	874,972	925,338
Less: current portion of long-term debt	—	17,500
Long-term debt, net	$ 874,972	$ 907,838

(1) In addition to the $11.9 million and $15.9 million of unamortized discount and issuance costs related to long-term debt as of January 31, 2024 and 2023, respectively, $2.5 million and $3.4 million of unamortized issuance costs related to the Revolving Credit Facility (as defined below) are included within other assets on the consolidated balance sheets as of January 31, 2024 and January 31, 2023, respectively.

4.50% Senior Notes due 2029

On October 8, 2021, the Company completed its offering of $600.0 million aggregate principal amount of its 4.50% Senior Notes due 2029 (the "Notes"). The Notes were issued under an indenture (the "Indenture"), dated October 8, 2021, among the Company, the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee.

The Notes are guaranteed by each of the Company's existing, wholly owned domestic subsidiaries that guarantees its obligations under the Credit Agreement (as defined below) and are required to be guaranteed by any of the Company's future subsidiaries that guarantee its obligations under the Credit Agreement or certain of its other indebtedness. The Notes will mature on October 1, 2029. Interest on the Notes is payable on April 1 and October 1 of each year. As of January 31, 2024, the balance of accrued interest on the Notes was $9.3 million, which is included within accrued liabilities on the Company's consolidated balance sheets. The effective interest rate on the Notes is 4.72%.

The Notes are unsecured senior obligations of the Company and rank equally in right of payment to all of its existing and future senior unsecured debt and senior in right of payment to all of its future subordinated debt.

The Notes are redeemable at the Company's option, in whole or in part, at any time on or after October 1, 2024, at a redemption price if redeemed during the 12 months beginning (i) October 1, 2024 of 102.250%, (ii) October 1, 2025 of 101.125%, and (iii) October 1, 2026 and thereafter of 100.000%, in each case of the principal amount of the Notes being redeemed, and together with accrued and unpaid interest, if any, to, but excluding, the date of redemption. The Company may also redeem some or all of the Notes before October 1, 2024 at a redemption price equal to 100% of the principal amount of the Notes, plus the applicable "make-whole" premium as of, and accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, at any time prior to October 1, 2024, the Company may redeem up to 40% of the aggregate principal amount of the Notes issued under the Indenture on one or more occasions in an aggregate amount equal to the net cash proceeds of one or more equity offerings at a redemption price equal to 104.500% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. Furthermore, the Company may be required to make an offer to purchase the Notes upon the sale of certain assets or upon specific kinds of changes of control.

The Indenture contains covenants that impose significant operational and financial restrictions on the Company; however, these covenants generally align with the covenants contained in the Credit Agreement. See "Credit Agreement" below for a description of these covenants.

Credit Agreement

On October 8, 2021, the Company entered into a credit agreement (the "Credit Agreement") among the Company, as borrower, each lender from time to time party thereto (the "Lenders"), JPMorgan Chase Bank, N.A., as administrative agent and the Swing Line Lender (as defined in the Credit Agreement), and each L/C Issuer (as defined therein) party thereto, pursuant to which the Company established:

    (i)   a five-year senior secured term loan A facility (the "Term Loan Facility"), in an aggregate principal amount of $350 million; and

(ii)   a five-year senior secured revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Credit Facilities"), in an aggregate principal amount of up to $1.0 billion (with a $25 million sub-limit for the issuance of letters of credit), the proceeds of which may be used for working capital and general corporate purposes of the Company and its subsidiaries, including the financing of acquisitions and other investments.

Subject to the terms and conditions set forth in the Credit Agreement (including obtaining additional commitments from one or more new or existing lenders), the Company may in the future incur additional loans or commitments under the Credit Agreement in an aggregate principal amount of up to $300 million, plus an additional amount so long as the Company's pro forma First Lien Net Leverage Ratio (as defined in the Credit Agreement) would not exceed 3.85 to 1.00 as of the date such loans or commitments are incurred.

Prior to June 1, 2023, borrowings under the Credit Facilities bore interest at an annual rate equal to, at the option of the Company, either (i) LIBOR (adjusted for reserves) plus a margin ranging from 1.25% to 2.25% or (ii) an alternate base rate plus a margin ranging from 0.25% to 1.25%, with the applicable margin determined in either scenario by reference to a leverage-based pricing grid set forth in the Credit Agreement.

On June 1, 2023, the Company entered into an amendment to the Credit Agreement which replaced interest rate provisions based on LIBOR with the forward-looking term rate based on the secured overnight financing rate published by the CME Group Benchmark Administration Limited ("Term SOFR"). As a result, borrowings under the Credit Agreement as so amended bear interest at an annual rate equal to, at the option of the Company, either (i) Term SOFR, plus a 0.10% credit spread adjustment, plus a margin ranging from 1.25% to 2.25%, or (ii) an alternate base rate, plus a margin ranging from 0.25% to 1.25%, with the applicable margin determined in either scenario by reference to a leverage-based pricing grid set forth in the Credit Agreement (as amended). As of January 31, 2024, the stated interest rate was 6.69% and the effective interest rate was 7.45%.

The Company is also required to pay certain fees to the Lenders, including, among others, a quarterly commitment fee on the average unused amount of the Revolving Credit Facility at a rate ranging from 0.20% to 0.40%, with the applicable rate also determined by reference to a leverage-based pricing grid set forth in the Credit Agreement. As of January 31, 2024, no amounts have been drawn under the Revolving Credit Facility.

The loans made under the Term Loan Facility amortize in equal quarterly installments in an aggregate annual amount equal to the following percentage of the original principal amount of the Term Loan Facility: (i) 2.5% for the first year after October 8, 2021; (ii) 5.0% for each of the second and third years after October 8, 2021; (iii) 7.5% for the fourth year after October 8, 2021; and (iv) 10.0% for the fifth year after October 8, 2021. In addition, the Term Loan Facility is required to be mandatorily prepaid with 100% of the net cash proceeds of all asset sales, insurance and condemnation recoveries, subject to customary exceptions and thresholds, including to the extent such proceeds are reinvested in assets useful in the business of the Company and its subsidiaries within 450 days following receipt (or committed to be reinvested within such 450-day period and reinvested within 180 days after the end of such 450-day period). The loans under the Credit Facilities may be prepaid, and the commitments thereunder may be reduced, by the Company without penalty or premium, subject to the reimbursement of customary "breakage costs." In April 2023, the Company used $50.0 million of cash to prepay, in direct order of maturity, principal due under its Term Loan Facility.

The Credit Agreement contains significant, customary affirmative and negative covenants, including covenants that limit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness, create liens, merge or dissolve, make investments, dispose of assets, engage in sale and leaseback transactions, make distributions and dividends and prepayments of junior indebtedness, engage in transactions with affiliates, enter into restrictive agreements, amend documentation governing junior indebtedness, modify its fiscal year and modify its organizational documents, in each case, subject to customary exceptions, thresholds, qualifications and "baskets." In addition, the Credit Agreement contains financial performance covenants, which require the Company to maintain (i) a maximum total net leverage ratio, measured as of the last day of each fiscal quarter, of no greater than 5.00 to 1.00 and (ii) a minimum consolidated interest coverage ratio, measured as of the last day of each fiscal quarter, of no less than 3.00 to 1.00. The Company was in compliance with all covenants under the Credit Agreement as of January 31, 2024, and for the period then ended.

The repayment obligation under the Credit Agreement may be accelerated upon the occurrence of an event of default thereunder, including, among other things, failure to pay principal, interest or fees on a timely basis, material inaccuracy of any representation or warranty, failure to comply with covenants, cross-default to other material debt, material judgments, change of control and certain insolvency or bankruptcy-related events, in each case, subject to any certain grace and/or cure periods.

The obligations of the Company under the Credit Agreement are required to be unconditionally guaranteed by each of the Company's existing or subsequently acquired or organized domestic subsidiaries and are secured by security interests in substantially all assets of the Company and the guarantors, in each case, subject to certain customary exceptions.

Note 9. Income taxes

The income tax provision (benefit) consisted of the following:

					Year ended January 31,	
(in thousands)		2024		2023		2022
Current:						
Federal	$	29,376	$	3,260	$	628
State		3,947		1,968		239
Total current tax provision	$	33,323	$	5,228	$	867
Deferred:						
Federal	$	(11,004)	$	(14,382)	$	(21,197)
State		(2,991)		(2,799)		(2,122)
Total deferred tax benefit	$	(13,995)	$	(17,181)	$	(23,319)
Total income tax provision (benefit)	$	19,328	$	(11,953)	$	(22,452)

Total income tax provision (benefit) differed from the amounts computed by applying the U.S. federal statutory income tax rate to income before income taxes as a result of the following:

					Year ended January 31,	
(in thousands)		2024		2023		2022
Federal income tax provision (benefit) at the statutory rate	$	15,759	$	(8,000)	$	(14,016)
State income tax provision (benefit), net of federal tax provision (benefit)		5,382		(1,021)		(3,733)
Other non-deductible or non-taxable items, net		447		225		(165)
Excessive employee remuneration		2,939		3,246		1,214
Excess tax (benefit) shortfall on stock-based compensation expense, net		304		(2,479)		(5,098)
Federal research and development credits		(9,202)		(1,341)		(4,218)
Change in uncertain tax position reserves, net of indirect benefits		6,137		(2,970)		836
Deferred tax rate adjustment due to state apportionment changes		(1,039)		(30)		725
Adjustment from settlement of IRS examination		2,461		—		—
Return-to-provision adjustments		(433)		(38)		(810)
Change in valuation allowance		(3,129)		733		3,457
Other items, net		(298)		(278)		(644)
Total income tax provision (benefit)	$	19,328	$	(11,953)	$	(22,452)

The Company's effective income tax provision rate for the fiscal year ended January 31, 2024 was 25.8%, and the Company's effective income tax benefit rate for the fiscal years ended January 31, 2023 and 2022 was 31.4% and 33.6%, respectively. The difference between the effective income tax rate and the U.S. federal statutory income tax rate each period is impacted by a number of factors, including the relative mix of earnings among state jurisdictions, credits, excess tax benefits or shortfalls on stock-based compensation expense, changes in unrecognized tax benefits and valuation allowance, and other items. The increase in the effective tax rate for the fiscal year ended January 31, 2024 compared to the fiscal year ended January 31, 2023 was primarily due to an increase in pre-tax book income, an increase in unrecognized tax benefits, adjustments from settlement of an IRS examination, and a decrease in tax deductible stock-based compensation compared to GAAP stock-based compensation expense, partially offset by an increase in research and development tax credits and a decrease in valuation allowance. The decrease in the effective tax rate for the fiscal year ended January 31, 2023 compared to the fiscal year ended January 31, 2022 was primarily due to a decrease in benefit for state income taxes, a decrease in research and development tax credits, a decrease in excess tax benefits on stock-based compensation expense, and an increase in nondeductible executive compensation relative to pre-tax book loss, partially offset by a release of uncertain tax positions and a smaller change in valuation allowance.

Deferred tax assets and liabilities consisted of the following:

(in thousands)	January 31, 2024	January 31, 2023
Deferred tax assets:		
Net operating loss carryforward	$ 1,730	$ 2,646
Stock compensation	14,069	16,217
Research and development credits	3,796	7,147
Lease liabilities	14,371	17,337
Capitalized research and development	33,474	16,419
Fixed assets	939	—
Accruals and reserves	3,557	4,439
Other, net	1,937	5,643
Total gross deferred tax assets	$ 73,873	$ 69,848
Less valuation allowance	(1,164)	(4,294)
Deferred tax assets, net of valuation allowance	72,709	65,554
Deferred tax liabilities:		
Fixed assets	—	(1,509)
Intangible assets	(86,195)	(99,471)
Incremental contract costs	(12,887)	(11,118)
Right-of-use assets	(11,949)	(14,132)
Goodwill	(28,691)	(20,271)
Other, net	(1,657)	(1,718)
Total gross deferred tax liabilities	(141,379)	(148,219)
Net deferred tax liabilities	$ (68,670)	$ (82,665)

Management considered whether it is more likely than not that some portion or all of the deferred tax assets would be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities in making this assessment and determined that based on the weight of all available evidence, it is more likely than not (i.e., a likelihood of more than 50%) that the Company will be able to realize all of its federal deferred tax assets and the majority if its state deferred tax assets. The Company recorded a valuation allowance of $1.2 million and $4.3 million as of January 31, 2024 and 2023, respectively, related to certain state deferred tax assets. The $3.1 million decrease in valuation allowance recorded is primarily the result of state research and development tax credits that are expected to be utilized before expiration.

As of January 31, 2024, the Company had recorded state net operating loss carryforwards of $27.2 million, which begin to expire at various intervals following the tax year ending January 31, 2032. As of January 31, 2024, the Company also had state research and development credits of $11.9 million, which begin to expire at various intervals following the tax year ending January 31, 2025.

As of January 31, 2024 and 2023, the gross unrecognized tax benefit was $19.2 million and $8.7 million, respectively. If recognized, $16.2 million and $5.4 million of the total unrecognized tax benefits would affect the Company's effective tax rate as of January 31, 2024 and 2023, respectively. Total gross unrecognized tax benefits increased by $10.5 million in the period from January 31, 2023 to January 31, 2024.

A tabular reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

(in thousands)	January 31, 2024	January 31, 2023
Gross unrecognized tax benefits at beginning of year	$ 8,690	$ 11,653
Gross amounts of increases and decreases:		
Increases as a result of tax positions taken during a prior period	9,325	—
Decreases as a result of tax positions taken during a prior period	—	(183)
Increases as a result of tax positions taken during the current period	3,386	639
Decreases as a result of settlement	(1,030)	
Decreases resulting from the lapse of the applicable statute of limitations	(1,158)	(3,419)
Gross unrecognized tax benefits at end of year	$ 19,213	$ 8,690

Certain unrecognized tax benefits are required to be netted against their related deferred tax assets as a result of ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. The resulting unrecognized tax benefit recorded within the Company's consolidated balance sheet excludes the following amounts that have been netted against the related deferred tax assets accordingly:

(in thousands)	January 31, 2024	January 31, 2023
Total gross unrecognized tax benefits	$ 19,213	$ 8,690
Amounts netted against related deferred tax assets	(7,186)	(4,337)
Unrecognized tax benefits recorded on the consolidated balance sheet	$ 12,027	$ 4,353

The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of other income (expense), net in the statement of operations and comprehensive income (loss). During the fiscal years ended January 31, 2024, 2023, and 2022, the Company recorded penalties and interest of $0.1 million, $0.4 million, and $0.7 million, respectively, related to unrecognized tax benefits. As of January 31, 2024 and 2023, the Company recorded accrued interest and penalties of $1.4 million and $1.3 million, respectively.

The Company files income tax returns with U.S. federal and state taxing jurisdictions and is currently under examination by the state of Texas. Such examinations may lead to ordinary course adjustments or proposed adjustments to the Company's taxes, net operating losses, and/or tax credit carryforwards. An IRS examination was settled during the year ended January 31, 2024; adjustments recorded as a result of the examination were not material. As a result of the Company's net operating loss carryforwards and tax credit carryforwards, the Company remains subject to examination by one or more jurisdictions for tax years after 2006.

Note 10. <u>Stock-based compensation</u>

The following table shows a summary of stock-based compensation in the Company's consolidated statements of operations and comprehensive income (loss) during the fiscal years presented:

	Year ended January 31,		
(in thousands)	2024	2023	2022
Cost of revenue	$ 16,462	$ 13,591	$ 10,684
Sales and marketing	13,182	9,821	7,001
Technology and development	20,891	13,828	13,132
General and administrative	26,616	25,374	21,933
Other expense, net	—	—	342
Total stock-based compensation expense	$ 77,151	$ 62,614	$ 53,092

The following table shows stock-based compensation by award type:

	Year ended January 31,		
(in thousands)	2024	2023	2022
Restricted stock units	$ 60,688	$ 46,590	$ 37,693
Performance restricted stock units	16,384	15,120	12,948
Stock options	79	882	1,816
Restricted stock awards	—	22	155
Performance restricted stock awards	—	—	138
Total non-cash stock-based compensation expense	77,151	62,614	52,750
Acquisition awards exchanged for cash	—	—	342
Total stock-based compensation expense	$ 77,151	$ 62,614	$ 53,092

Stock award plans

Incentive Plan. The Company grants RSUs under the HealthEquity, Inc. 2014 Equity Incentive Plan (as amended and restated, the "Incentive Plan"), which provides for the issuance of stock awards to the directors and team members of the Company. Historically, the Company also granted stock options and RSAs under the Incentive Plan. As of January 31, 2024, 11.9 million shares were available for grant under the Incentive Plan.

Stock options

Under the terms of the Incentive Plan, the Company has the ability to grant incentive and nonqualified stock options. Incentive stock options may be granted only to Company team members. Nonqualified stock options may be granted to Company executive officers, other team members, directors and consultants. Such stock options are to be exercisable at prices, as determined by the board of directors, which must be equal to no less than the fair value of the Company's common stock at the date of the grant. Stock options granted under the Incentive Plan generally expire 10 years from the date of issuance or are forfeited 90 days after termination of employment. Shares of common stock underlying stock options that are forfeited or that expire are returned to the Incentive Plan. No stock options were granted during the fiscal years ended January 31, 2024, 2023, or 2022.

A summary of stock option activity is as follows:

				Outstanding stock options		
(in thousands, except for exercise prices and term)	Number of options	Range of exercise prices	Weighted-average exercise price	Weighted-average contractual term (in years)	Aggregate intrinsic value	
Outstanding as of January 31, 2023	1,021	$14.00 - 82.39	$ 36.06	3.2	$ 27,293	
Exercised	(249)	$14.00 - 66.06	$ 26.21			
Forfeited	(46)	$24.36 - 82.39	$ 75.08			
Outstanding as of January 31, 2024	726	$14.00 - 73.61	$ 36.91	2.5	$ 28,067	
Vested and expected to vest as of January 31, 2024	726		$ 36.91	2.5	$ 28,067	
Exercisable as of January 31, 2024	726		$ 36.91	2.5	$ 28,067	

The aggregate intrinsic value in the table above represents the difference between the fair value of common stock and the exercise price of outstanding, in-the-money stock options. The total intrinsic value of options exercised during the fiscal years ended January 31, 2024, 2023 and 2022 was $10.1 million, $7.2 million, and $19.3 million, respectively. As of January 31, 2024, there was no unrecorded stock-based compensation expense associated with stock options, and all outstanding stock options were vested.

Restricted stock units

The Company grants RSUs to certain team members, officers, and directors under the Incentive Plan, which vest upon service-based criteria and performance-based criteria. The weighted-average fair value of RSUs granted during the fiscal years ended January 31, 2024, 2023 and 2022 was $64.16, $75.64 and $64.87 per share, respectively.

Service-based restricted stock units. Generally, service-based RSUs granted prior to March 2022 vest over a four-year period in equal annual installments commencing upon the first anniversary of the grant date. Service-based RSUs granted in March 2022 or later generally vest 25% on the first anniversary of the vesting commencement date, which is generally the first day of the fiscal quarter of the grant date, with the remaining portion vesting ratably over the following 12 calendar quarters. Service-based RSUs are valued based on the Company's closing stock price on the date of grant less the present value of future expected dividends discounted at the risk-free interest rate.

Performance restricted stock units. During the fiscal year ended January 31, 2022, the Company awarded 249,750 performance restricted stock units ("PRSUs") subject to a market condition based on the Company's total shareholder return relative to the Russell 2000 index as measured on January 31, 2024. The Company used a Monte Carlo simulation to determine that the grant date fair value of the awards was $22.4 million. Compensation expense is recorded if the service condition is met regardless of whether the market condition is satisfied. The market condition allows for a range of vesting from 0% to 200% based on the level of performance achieved. The PRSUs cliff vest upon approval by the Talent, Compensation and Culture Committee of the board of directors.

During the fiscal year ended January 31, 2023, the Company awarded 281,784 PRSUs subject to a market condition based on the Company's total shareholder return relative to the Russell 2000 index as measured on January 31, 2025. The Company used a Monte Carlo simulation to determine that the grant date fair value of the awards was $32.1 million. Compensation expense is recorded if the service condition is met regardless of whether the market condition is satisfied. The market condition allows for a range of vesting from 0% to 200% based on the level of performance achieved. The PRSUs cliff vest upon approval by the Talent, Compensation and Culture Committee of the board of directors.

During the fiscal year ended January 31, 2024, the Company awarded 270,966 PRSUs subject to a market condition based on the Company's total shareholder return relative to the Russell 2000 index as measured on January 31, 2026. The Company used a Monte Carlo simulation to determine that the grant date fair value of the awards was $23.9 million. Compensation expense is recorded if the service condition is met regardless of whether the market condition is satisfied. The market condition allows for a range of vesting from 0% to 200% based on the level of performance achieved. The PRSUs cliff vest upon approval by the Talent, Compensation and Culture Committee of the board of directors.

A summary of RSU activity is as follows:

	Outstanding RSUs	
(in thousands, except weighted-average grant date fair value)	Shares	Weighted-average grant date fair value
Outstanding as of January 31, 2023	3,011	$ 70.40
Granted	1,929	64.16
Vested	(1,118)	65.41
Forfeited	(459)	71.56
Outstanding as of January 31, 2024	3,363	$ 67.96

During the fiscal years ended January 31, 2024, 2023 and 2022, the aggregate intrinsic value of RSUs and RSAs vested was $69.3 million, $50.7 million, and $40.9 million, respectively.

As of January 31, 2024, total unrecorded stock-based compensation expense associated with RSUs was $162.5 million, which was expected to be recognized over a weighted-average period of 2.4 years. As of January 31, 2024, there was no unrecorded stock-based compensation expense associated with RSAs, and there were no RSAs outstanding.

Note 11. <u>Fair value</u>

Fair value measurements are made at a specific point in time, based on relevant market information. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Accounting standards specify a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1—quoted prices in active markets for identical assets or liabilities;
- Level 2—inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3—unobservable inputs based on the Company's own assumptions.

Cash and cash equivalents are considered Level 1 instruments and are valued based on publicly available daily net asset values. The carrying values of cash and cash equivalents approximate fair values due to the short-term nature of these instruments.

The Notes are valued based upon quoted market prices and are considered Level 2 instruments because the markets in which the Notes trade are not considered active markets. As of January 31, 2024, the fair value of the Notes was $560.2 million.

The Term Loan Facility is considered a Level 2 instrument and recorded at book value in the Company's consolidated financial statements. The Term Loan Facility reprices frequently due to variable interest rate terms and entails no significant changes in credit risk. As a result, the fair value of the Term Loan Facility approximates carrying value.

Note 12. Employee benefits

The Company has established a 401(k) plan that qualifies as a deferred compensation arrangement under Section 401 of the IRS Code. All non-seasonal team members over the age of 18 are eligible to participate in the plan. The plan provides for Company matching of employee contributions up to 3.5% of eligible earnings. Employer matching contribution expense was $8.7 million, $8.0 million and $7.1 million for the fiscal years ended January 31, 2024, 2023 and 2022, respectively.

The Company is self-insured for medical and dental benefits for all qualifying employees. The medical plan carries a stop-loss policy which will protect from individual claims during the plan year exceeding $500,000. The Company records estimates of costs of claims incurred based on an analysis of historical data and independent estimates. The Company's liability for self-insured medical claims is included in accrued compensation in its consolidated balance sheet and was $4.7 million and $5.1 million as of January 31, 2024 and 2023, respectively.

Note 13. Selected quarterly financial data (unaudited)

As described in Note 1—Summary of business and significant accounting policies—Reclassifications, certain reclassifications have been made to prior year amounts to conform to the current year presentation. The following tables present the impact of the reclassifications by quarter:

(in thousands)		Three months ended January 31, 2024				
		Prior presentation		Reclassifications		Current presentation
Service revenue	$	111,759	$	6,816	$	118,575
Custodial revenue		112,249		(6,816)		105,433
Interchange revenue		38,379		—		38,379
Total revenue		262,387		—		262,387
Total cost of revenue		99,939		(872)		99,067
Gross profit		162,448		872		163,320
Total operating expenses		123,561		872		124,433
Total other expense		(9,170)		—		(9,170)
Income tax provision		3,353		—		3,353
Net income	$	26,364	$	—	$	26,364

(in thousands)		Three months ended October 31, 2023				
		Prior presentation		Reclassifications		Current presentation
Service revenue	$	107,512	$	6,570	$	114,082
Custodial revenue		106,575		(6,570)		100,005
Interchange revenue		35,132		—		35,132
Total revenue		249,219		—		249,219
Total cost of revenue		90,811		(774)		90,037
Gross profit		158,408		774		159,182
Total operating expenses		127,517		774		128,291
Total other expense		(9,804)		—		(9,804)
Income tax provision		6,414		—		6,414
Net income	$	14,673	$	—	$	14,673

(in thousands)		Three months ended July 31, 2023				
		Prior presentation		Reclassifications		Current presentation
Service revenue	$	105,719	$	6,241	$	111,960
Custodial revenue		98,917		(6,241)		92,676
Interchange revenue		38,913		—		38,913
Total revenue		243,549		—		243,549
Total cost of revenue		92,619		(735)		91,884
Gross profit		150,930		735		151,665
Total operating expenses		126,190		735		126,925
Total other expense		(10,516)		—		(10,516)
Income tax provision		3,643		—		3,643
Net income	$	10,581	$	—	$	10,581

(in thousands)		Three months ended April 30, 2023				
		Prior presentation		Reclassifications		Current presentation
Service revenue	$	105,112	$	5,961	$	111,073
Custodial revenue		94,441		(5,961)		88,480
Interchange revenue		44,879		—		44,879
Total revenue		244,432		—		244,432
Total cost of revenue		96,606		(644)		95,962
Gross profit		147,826		644		148,470
Total operating expenses		124,645		644		125,289
Total other expense		(13,169)		—		(13,169)
Income tax provision		5,918		—		5,918
Net income	$	4,094	$	—	$	4,094

(in thousands)		Three months ended January 31, 2023				
		Prior presentation		Reclassifications		Current presentation
Service revenue	$	114,234	$	5,620	$	119,854
Custodial revenue		83,506		(5,620)		77,886
Interchange revenue		36,101		—		36,101
Total revenue		233,841		—		233,841
Total cost of revenue		99,593		(525)		99,068
Gross profit		134,248		525		134,773
Total operating expenses		121,032		525		121,557
Total other expense		(13,208)		—		(13,208)
Income tax provision		217		—		217
Net loss	$	(209)	$	—	$	(209)

(in thousands)		Three months ended October 31, 2022		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	108,580	$ 5,495	$ 114,075
Custodial revenue		74,642	(5,495)	69,147
Interchange revenue		32,864	—	32,864
Total revenue		216,086	—	216,086
Total cost of revenue		89,228	(460)	88,768
Gross profit		126,858	460	127,318
Total operating expenses		121,316	460	121,776
Total other expense		(11,722)	—	(11,722)
Income tax benefit		(4,539)	—	(4,539)
Net loss	$	(1,641)	$ —	$ (1,641)

(in thousands)		Three months ended July 31, 2022		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	103,034	$ 5,508	$ 108,542
Custodial revenue		65,599	(5,508)	60,091
Interchange revenue		37,509	—	37,509
Total revenue		206,142	—	206,142
Total cost of revenue		88,330	(436)	87,894
Gross profit		117,812	436	118,248
Total operating expenses		120,224	436	120,660
Total other expense		(11,461)	—	(11,461)
Income tax benefit		(3,219)	—	(3,219)
Net loss	$	(10,654)	$ —	$ (10,654)

(in thousands)		Three months ended April 30, 2022		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	104,348	$ 5,207	$ 109,555
Custodial revenue		59,365	(5,207)	54,158
Interchange revenue		41,966	—	41,966
Total revenue		205,679	—	205,679
Total cost of revenue		94,506	(423)	94,083
Gross profit		111,173	423	111,596
Total operating expenses		118,462	423	118,885
Total other expense		(10,762)	—	(10,762)
Income tax benefit		(4,412)	—	(4,412)
Net loss	$	(13,639)	$ —	$ (13,639)

(in thousands)		Three months ended January 31, 2022		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	112,461	$ 4,924	$ 117,385
Custodial revenue		58,057	(4,924)	53,133
Interchange revenue		32,779	—	32,779
Total revenue		203,297	—	203,297
Total cost of revenue		97,998	(315)	97,683
Gross profit		105,299	315	105,614
Total operating expenses		132,549	315	132,864
Total other expense		(16,515)	—	(16,515)
Income tax benefit		(10,947)	—	(10,947)
Net loss	$	(32,818)	$ —	$ (32,818)

(in thousands)		Three months ended October 31, 2021		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	102,733	$ 4,408	$ 107,141
Custodial revenue		49,006	(4,408)	44,598
Interchange revenue		28,215	—	28,215
Total revenue		179,954	—	179,954
Total cost of revenue		76,634	(252)	76,382
Gross profit		103,320	252	103,572
Total operating expenses		103,686	252	103,938
Total other expense		(8,759)	—	(8,759)
Income tax benefit		(4,087)	—	(4,087)
Net loss	$	(5,038)	$ —	$ (5,038)

(in thousands)		Three months ended July 31, 2021		
		Prior presentation	Reclassifications	Current presentation
Service revenue	$	109,182	$ 3,965	$ 113,147
Custodial revenue		48,776	(3,965)	44,811
Interchange revenue		31,145	—	31,145
Total revenue		189,103	—	189,103
Total cost of revenue		77,132	(256)	76,876
Gross profit		111,971	256	112,227
Total operating expenses		112,846	256	113,102
Total other expense		(6,910)	—	(6,910)
Income tax benefit		(3,967)	—	(3,967)
Net loss	$	(3,818)	$ —	$ (3,818)

| | Three months ended April 30, 2021 | | |
(in thousands)	Prior presentation	Reclassifications	Current presentation
Service revenue	$ 102,534	$ 3,401	$ 105,935
Custodial revenue	46,978	(3,401)	43,577
Interchange revenue	34,690	—	34,690
Total revenue	184,202	—	184,202
Total cost of revenue	81,086	(236)	80,850
Gross profit	103,116	236	103,352
Total operating expenses	98,863	236	99,099
Total other expense	(10,319)	—	(10,319)
Income tax benefit	(3,451)	—	(3,451)
Net loss	$ (2,615)	$ —	$ (2,615)

Note 14. Subsequent events

On March 7, 2024, the first of three HSA asset transfers occurred in connection with HealthEquity's acquisition of the BenefitWallet HSA portfolio, with 266,000 HSAs and $1.1 billion HSA assets transferring to HealthEquity's custody. In connection with this transfer, HealthEquity paid the applicable purchase price of $163.9 million using cash on hand.

Item 9. Changes in and disagreements with accountants on accounting and financial disclosure

None.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures

Management, with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of the Company's disclosure controls and procedures as of January 31, 2024, the end of the period covered by this Annual Report on Form 10-K. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to provide reasonable assurance that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that the information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on such evaluation, our CEO and our CFO have concluded that as of January 31, 2024, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2024 based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)* ("COSO Framework")*.*

Based on that assessment, management has concluded that, as of January 31, 2024, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of January 31, 2024. Its report appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended January 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other information

Rule 10b5-1 plan elections

On September 22, 2023, Delano Ladd, our Executive Vice President, General Counsel and Secretary, entered into a Rule 10b5-1 trading arrangement (the "Ladd Arrangement"). The Ladd Arrangement provides for the sale, between December 22, 2023 and August 30, 2024, of up to 7,643 aggregate shares of the Company's common stock held directly by Mr. Ladd. The Ladd Arrangement was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

On December 08, 2023, Stephen Neeleman, our Founder and Vice Chairman, entered into a Rule 10b5-1 trading arrangement (the "Neeleman Arrangement"). The Neeleman Arrangement provides for the sale, between December 8, 2023 and July 31, 2024, of up to 70,000 aggregate shares of the Company's common stock held directly by Dr. Neeleman. The Neeleman Arrangement was entered into during an open insider trading window and is intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III.

Item 10. Directors, executive officers and corporate governance

The information required by this Item 10 of Form 10-K is found in our 2024 Proxy Statement to be filed with the SEC in connection with the solicitation of proxies for the Company's 2024 Annual Meeting of Stockholders is incorporated by reference to our 2024 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this report relates.

Code of business conduct and ethics

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our team members, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is posted on our website at www.healthequity.com in the Corporate Governance section of our Investor Relations webpage. We intend to post any amendments to our Code of Business Conduct and Ethics, and any waivers of our Code of Business Conduct and Ethics for directors and executive officers, on the same website.

Item 11. Executive compensation

The information required by this Item 11 of Form 10-K is incorporated by reference in our 2024 Proxy Statement.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this Item 12 of Form 10-K is incorporated by reference in our 2024 Proxy Statement.

Item 13. Certain relationships and related transactions, and director independence

The information required by this Item 13 of Form 10-K is incorporated by reference in our 2024 Proxy Statement.

Item 14. Principal accounting fees and services

The information required by this Item 14 of Form 10-K is incorporated by reference in our 2024 Proxy Statement.

Part IV.

Item 15. Exhibits, financial statement schedules

(a) Documents filed as part of this report

(1) All financial statements

(2) Financial statement schedules

All financial statement schedules have been omitted, since the required information is not applicable or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto included in this Form 10-K.

(3) Exhibits required by Item 601 of Regulation S-K

Exhibit Index

Exhibit no.	Description	Form	File No.	Exhibit	Filing Date
				Incorporated by reference	
2.1	Custodial Transfer and Asset Purchase Agreement, dated as of September 18, 2023, by and between Conduent Business Services, LLC, and HealthEquity, Inc.**	8-K	001-36568	2.1	September 19, 2023
3.1	Amended and Restated Certificate of Incorporation of the Company	8-K	001-36568	3.2	July 6, 2018
3.2	Amended and Restated By-laws of the Company	8-K	001-36568	3.1	February 10, 2023
4.1	Description of Securities of the Company	10-K	001-36568	4.1	March 31, 2020
4.2	Form of Common Stock Certificate.	S-1/A	333-196645	4.1	July 16, 2014
4.3	Amended and Restated Registration Rights Agreement, dated August 11, 2011, by and among the Company and certain of its stockholders.	S-1	333-196645	4.2	June 10, 2014
4.4	Indenture, dated as of October 8, 2021, by and among the Company, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee, including the form of 4.500% Senior Notes due 2029	8-K	001-36568	4.1	October 12, 2021
10.1	Form of Indemnification Agreement by and between the Company and its directors and officers.	S-1/A	333-196645	10.1	July 16, 2014
10.2†	HealthEquity, Inc. 2014 Equity Incentive Plan and Form of Award Agreement.	S-1	333-196645	10.2	June 10, 2014
10.3†	HealthEquity, Inc. 2014 Amended and Restated Equity Incentive Plan and Form of Award Agreement.	S-1/A	333-196645	10.3	July 16, 2014
10.4†	Amendment No. 1 to the HealthEquity 2014 Equity Incentive Plan, as amended and restated	8-K	001-36568	10.3	August 30, 2019
10.5†	Restricted Stock Unit Award Agreement	10-Q	001-36568	10.4	December 6, 2018
10.6†	Restricted Stock Award Agreement	10-K	001-36568	10.30	March 28, 2019
10.7†	HealthEquity, Inc. Section 409A Specified Employee Policy.	S-1	333-196645	10.23	June 10, 2014
10.8†	Employment Agreement, dated June 10, 2014, by and between the Company and Jon Kessler.	S-1	333-196645	10.24	June 10, 2014
10.9†	Amendment No. 1 to Employment Agreement between the Company and Jon Kessler, dated April 1, 2017	10-Q	001-36568	10.2	June 4, 2020
10.10†	Employment Agreement, dated June 10, 2014, by and between the Company and Stephen D. Neeleman, M.D.	S-1	333-196645	10.25	June 10, 2014
10.11†	Employment Agreement, dated June 25, 2020, by and between the Company and Tyson Murdock	8-K	001-36568	10.1	April 1, 2021
10.12†	Letter Agreement, dated June 30, 2023, between Tyson Murdock and the Company	8-K	001-36568	10.1	July 3, 2023
10.13†	Employment Agreement, dated November 9, 2018, by and between the Company and Larry Trittschuh	10-K	001-36568	10.17	March 31, 2022
10.14†	Amendment No. 1 to Employment Agreement, dated December 4, 2018, by and between the Company and Larry Trittschuh	10-K	001-36568	10.18	March 31, 2022
10.15†	Amendment No. 2 to Employment Agreement, dated December 31, 2022, by and between the Company and Larry Trittschuh	10-K	001-36568	10.17	March 30, 2023
10.16†	Employment Agreement, dated January 19, 2022, by and between the Company and Elimelech Rosner	10-K	001-36568	10.18	March 30, 2023
10.17†	Employment Agreement, dated June 13, 2023, between James M. Lucania and the Company	8-K	001-36568	10.1	June 14, 2023
10.18	Lease Agreement, dated May 15, 2015, by and between the Registrant and BG Scenic Point Office 2, L.C.	10-Q	001-36568	10.1	June 11, 2015
10.19	Amended and Restated Lease Agreement, dated May 15, 2015, by and between the Registrant and BG Scenic Point Office 1, L.C.	10-Q	001-36568	10.2	June 11, 2015

		Incorporated by reference			
Exhibit no.	Description	Form	File No.	Exhibit	Filing Date
10.20	First Amendment to Lease Agreement, dated November 3, 2015, by and between the Company and the Landlord.	10-Q	001-36568	10.1	December 8, 2016
10.21	First Amendment to Amended and Restated Lease Agreement, dated June 1, 2016, by and between the Company and the Landlord.	10-Q	001-36568	10.1	June 8, 2017
10.22	Second Amendment to Lease Agreement, dated September 16, 2016, by and between the Company and the Landlord.	10-Q	001-36568	10.2	December 8, 2016
10.23	Second Amendment to Amended and Restated Lease Agreement, dated May 31, 2017, by and between the Company and the Landlord.	10-Q	001-36568	10.2	June 8, 2017
10.24	Third Amendment to Lease Agreement, dated September 26, 2018, by and between the Company and the Landlord	10-K	001-36568	10.31	March 28, 2019
10.25	Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.1	December 6, 2018
10.26	Third Amendment to Amended and Restated Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.2	December 6, 2018
10.27	Fourth Amendment to Lease Agreement, dated September 27, 2018, by and between the Company and the Landlord	10-Q	001-36568	10.3	December 6, 2018
10.28	Credit Agreement, dated as of October 8, 2021, by and among the Company, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the Swing Line Lender (as defined therein), and each L/C Issuer (as defined therein) party thereto.	8-K	001-36568	10.1	October 12, 2021
10.29	Amendment No. 1 to Credit Agreement, dated as of June 1, 2023, by and among the Company, as borrower, each lender from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent and the Swing Line Lender (as defined therein), and each L/C Issuer (as defined therein) party thereto.	8-K	001-36568	10.1	June 2, 2023
10.30	Non-Employee Director Compensation Policy	10-K	001-36568	10.30	March 30, 2023
21.1+	List of Subsidiaries				
23.1+	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.				
24.1+	Power of Attorney (included in the signature page to this Annual Report).				
31.1+	Certification of the Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2+	Certification of the Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1*#	Certification of the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
32.2*#	Certification of the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97+	Clawback Policy				
101.INS††	XBRL Instance document				
101.SCH††	XBRL Taxonomy schema linkbase document				
101.CAL††	XBRL Taxonomy calculation linkbase document				
101.DEF††	XBRL Taxonomy definition linkbase document				
101.LAB††	XBRL Taxonomy labels linkbase document				
101.PRE††	XBRL Taxonomy presentation linkbase document				

Exhibit no.	Description	Incorporated by reference Form	File No.	Exhibit	Filing Date
104	The cover page from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2024, formatted in Inline XBRL.				

+ Filed herewith
* Furnished herewith
\# These certifications are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference in any filing the registrant makes under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, irrespective of any general incorporation language in any filings.
† Indicates management contract or compensatory plan.
†† In accordance with Rule 406T of Regulation S-T, the information in these exhibits is furnished and deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, and otherwise is not subject to liability under these sections.
** Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. HealthEquity hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the SEC.

Item 16. Form 10-K Summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Draper, State of Utah on this 22nd day of March, 2024.

	HEALTHEQUITY, INC.	
Date: March 22, 2024	By:	/s/ Jon Kessler
	Name:	Jon Kessler
	Title:	President and Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Jon Kessler and James Lucania, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 22, 2024	By:	/s/ Robert Selander
	Name:	Robert Selander
	Title:	Chairman of the Board, Director

Date: March 22, 2024	By:	/s/ Jon Kessler
	Name:	Jon Kessler
	Title:	President and Chief Executive Officer (Principal Executive Officer), Director

Date: March 22, 2024	By:	/s/ James Lucania
	Name:	James Lucania
	Title:	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date: March 22, 2024	By:	/s/ Paul Black
	Name:	Paul Black
	Title:	Director

Date: March 22, 2024	By:	/s/ Frank Corvino
	Name:	Frank Corvino
	Title:	Director

Date: March 22, 2024	By:	/s/ Adrian Dillon
	Name:	Adrian Dillon
	Title:	Director

Date: March 22, 2024	By:	/s/ Evelyn Dilsaver
	Name:	Evelyn Dilsaver
	Title:	Director

Date: March 22, 2024	By:	/s/ Debra McCowan
	Name:	Debra McCowan
	Title:	Director

Date: March 22, 2024	By:	/s/ Rajesh Natarajan
	Name:	Rajesh Natarajan
	Title:	Director

Date: March 22, 2024	By:	/s/ Stephen Neeleman
	Name:	Stephen Neeleman, M.D.
	Title:	Vice Chairman and Director

Date: March 22, 2024	By:	/s/ Stuart Parker
	Name:	Stuart Parker
	Title:	Director

Date: March 22, 2024	By:	/s/ Gayle Wellborn
	Name:	Gayle Wellborn
	Title:	Director

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Connecting health and wealth

HealthEquity and its subsidiaries administer Health Savings Accounts (HSAs) and various other consumer-directed benefits for over 15 million accounts, working in close partnership with employers, benefits advisors, and health and retirement plan providers who share our unwavering commitment to save and improve lives by empowering healthcare consumers. Through cutting-edge solutions, innovation, and a relentless focus on improving health outcomes, we empower individuals to take control of their healthcare journey while ultimately enhancing their overall well-being. Learn more about our "Purple service" and approach at www.healthequity.com.

Board of Directors

Robert Selander
Chairman of the Board and Director

Jon Kessler
President, Chief Executive Officer and Director

Stephen Neeleman, M.D.
Founder, Vice Chairman and Director

Paul Black
Director

Frank Corvino
Director

Adrian Dillon
Director

Evelyn Dilsaver
Director

Debra McCowan
Director

Rajesh Natarajan
Director

Stuart Parker
Director

Gayle Wellborn
Director

Discover more at HealthEquity.com/about

Management

Jon Kessler
President, Chief Executive Officer and Director

Stephen Neeleman, M.D.
Founder, Vice Chairman and Director

Selim Aissi
Executive Vice President and Chief Sales Officer

Brad Bennion
Executive Vice President of Corporate Development and Strategy

Michael Fiore
Executive Vice President and Chief Commercial Officer

Cheryl King
Executive Vice President and Chief People Officer

Del Ladd
Executive Vice President, General Counsel and Corporate Secretary

Steve Lindsay
Executive Vice President, Sales and Relationship Management

James Lucania
Executive Vice President and Chief Financial Officer

Tia Padia
Executive Vice President and Chief Marketing Officer

Eli Rosner
Executive Vice President and Chief Technology Officer

Corporate Information

Forward-looking statements

Any forward-looking statements about HealthEquity outlook and prospects contained in this annual report are subject to risks and uncertainties, as described in materials filed with the U.S. Securities and Exchange Commission from time to time, including the 'Risk Factors' section of our annual report on form 10-K for the fiscal year ended January 31, 2024.

Stock exchange listing

Common stock listed and traded on: The NASDAQ stock market under symbol "HQY"

Transfer agent and registrar for common stock

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, NY 11219

Auditor

PricewatershouseCoopers, LLP
300 Madison Avenue
New York, NY 10017

Investor relations

Contact HealthEquity investor relations by calling Richard Putnam at 801-727-1000. We make earnings releases available online on the internet on the day that results are released to the news media. HealthEquity releases and a variety of shareholders information can be found at the company's website: ir.healthequity.com.

One partner. Total solution.

Only HealthEquity delivers the integrated solutions you need to simplify benefits and truly impact people's lives.

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 Commuter
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Health**Equity**®

15 W. Scenic Pointe Drive, Suite 100
Draper, UT 84020
Info@healthequity.com
Healthequity.com

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